 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 1997

                                                   REGISTRATION NO. 1-13367

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                FORM 10/A-1

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

  PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                      NEW MANORCARE HEALTH SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                               52-2053999
      (STATE OR OTHER JURISDICTION        (I.R.S. EMPLOYER IDENTIFICATION NO.)
   OF INCORPORATION OR ORGANIZATION)

         11555 DARNESTOWN ROAD                           20878
         GAITHERSBURG, MARYLAND                        (ZIP CODE)
    (ADDRESS OF PRINCIPAL EXECUTIVE
                OFFICES)

                                 (301) 979-4000
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                               ----------------

                          SECURITIES TO BE REGISTERED
                     PURSUANT TO SECTION 12(B) OF THE ACT:

          TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH
          TO BE SO REGISTERED                 EACH CLASS IS TO BE REGISTERED
          -------------------                 ------------------------------
   Common Stock, par value $.01 per
   share                                     The New York Stock Exchange, Inc.

                          SECURITIES TO BE REGISTERED
                     PURSUANT TO SECTION 12(G) OF THE ACT:

                                      NONE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      NEW MANORCARE HEALTH SERVICES, INC.

    CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

ITEM  LOCATIONS IN INFORMATION STATEMENT
----  ----------------------------------

Item 1. Business.............. Summary; Introduction; The Distribution; Risk
                               Factors; Management's Discussion and Analysis of
                               Financial Condition and Results of Operations;
                               Business; Consolidated Financial Statements
Item 2. Financial              Summary; Risk Factors; Pro Forma Capitalization;
        Information........... Pro Forma Financial Data; Selected Historical
                               Financial Data; Management's Discussion and
                               Analysis of Financial Condition and Results of
                               Operations; Consolidated Financial Statement
Item 3. Properties............ Business
Item 4. Security Ownership of
        Certain Beneficial     Security Ownership of Certain Beneficial Owners;
        Owners and             Beneficial Ownership of Management
        Management............
Item 5. Directors and          Management; Liability and Indemnification of
        Executive Officers.... Directors and Officers
Item 6. Executive              Management; Security Ownership of Certain
        Compensation.......... Beneficial Owners
Item 7. Certain Relationships
        and Related            Summary; The Distribution; Relationship Between
        Transactions.......... Manor Care Realty and The Company after the
                               Distribution; Certain Relationships and
                               Transactions
Item 8. Legal Proceedings..... Business
Item 9. Market Price of and
        Dividends on the
        Registrant's Common    Summary; The Distribution; Risk Factors;
        Equity and Related     Security Ownership of Certain Beneficial Owners;
        Stockholder Matters... Beneficial Ownership of Management; Description
                               of Capital Stock
Item 10. Recent Sales of
         Unregistered
         Securities........... None
Item 11. Description of
         Registrant's          Risk Factors; Description of Capital Stock;
         Securities to be      Purposes and Effects of Certain Provisions of
         Registered........... The Charter and Bylaw Provisions
Item 12. Indemnification of
         Directors and         Liability and Indemnification of Officers and
         Officers............. Directors
Item 13. Financial Statements
         and Supplementary     Summary; Management's Discussion and Analysis of
         Data................. Financial Condition and Results of Operations;
                               Consolidated Financial Statements
Item 14. Changes in and
         Disagreements With
         Accountants on
         Accounting and
         Financial
         Disclosure........... None

Item 15.Financial Statements and Exhibits

  (a) Financial Statements--See Index to Consolidated Financial Statements

  (b) Exhibits:

EXHIBIT
NUMBER                                       DESCRIPTION
-------                                      -----------
  2.1    Form of Distribution Agreement, dated as of     , 1998, between Manor Care, Inc.
         ("Manor Care") and the Registrant.*
  3.1    Restated Certificate of Incorporation of the Registrant.*
  3.2    Amended Bylaws of the Registrant.*
  8.1    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP re: Tax Matters.*
 10.1    Form of Tax Sharing Agreement, dated as of     , 1998, between Manor Care and the
         Registrant.*
 10.2    Form of Tax Administration Agreement, dated as of     , 1998, between Manor Care and
         the Registrant.*
 10.3    Form of Corporate Services Agreement, dated as of     , 1998, between Manor Care
         Realty and the Registrant.*
 10.4    Credit Agreement, dated as of     , 1998, among the Registrant, Manor Care, The
         Chase Manhattan Bank and Chase Securities Inc.*
 10.5    Commitment Letter, dated        , 1998, among the Registrant, Manor Care, The Chase
         Manhattan Bank and Chase Securities, Inc.*
 10.6    Form of Assisted Living Facility Management Agreement, dated as of     , 1998,
         between the Registrant and Manor Care.*
 10.7    Form of Master Development Agreement, dated as of     , 1998, between the Registrant
         and Manor Care.*
 10.8    Form of Lease Agreement, dated as of     , 1998, between Manor Care and the
         Registrant.*
 10.9    Form of Non-Competition Agreement, dated as of     , 1998, between the Registrant
         and Manor Care.*
 10.10   Form of Employee Benefits and Other Employment Matters Allocation Agreement, dated
         as of     , 1998, between the Registrant and Manor Care.*
 10.11   Form of Employee Benefits Administration Agreement, dated as of     , 1998, between
         the Registrant and Manor Care Realty.*
 10.12   Form of Office Lease Agreement, dated as of     , 1998, between the Registrant and
         Manor Care.*
 10.13   Form of Trademark Agreement, dated as of     , 1998, between the Registrant and
         Manor Care.*
 10.14   Form of Cash Management Agreement, dated as of     , 1998, between the Registrant
         and Manor Care.*
 10.15   Form of Risk Management Consulting Services Agreement, dated as of     , 1998,
         between the Registrant and Manor Care Realty.*
 10.16   Form of New ManorCare Health Services, Inc. Non-Employee Director Stock Compensation
         Plan.*
 10.17   Form of New ManorCare Health Services, Inc. Long-term Incentive Plan.*
 10.18   Form of New ManorCare Health Services, Inc. Supplemental Executive Retirement Plan.*
 10.19   Form of New ManorCare Health Services, Inc. Non-Employee Director Stock Option and
         Deferred Compensation Stock Purchase Plan.*
 10.20   Form of Employment Agreement, dated as of     , 1998, between Stewart Bainum, Jr.
         and the Registrant.*
 10.21   Form of Employment Agreement, dated as of      , 1998, between Scott J. Van Hove and
         the Registrant.*
 10.22   Form of License Agreement, dated    , 1998, between Manor Care Realty and the
         Registrant.*
 10.23   Form of  % Senior Note due 2008 of Manor Care Realty (Realty Note).*
 10.24   Form of Vehicle Lease Agreement, dated    , 1998, between Manor Care and the
         Registrant.*
 10.25   Form of Design Services Agreement, dated    , 1998, between Manor Care and the Reg-
         istrant.*
 21.1    Subsidiaries of the Registrant.*
 23.01   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).*
 27.01   Financial Data Schedule.
 99.01   Schedule II--Valuation and Qualifying Accounts.**

--------

* To be filed by amendment.

**  Previously filed.

                                   SIGNATURE

  PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                          New ManorCare Health Services, Inc.

                                                   /s/ James H. Rempe
                                          By: _________________________________
                                             Name:James H. Rempe
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary

Date: December 15, 1997

                         [MANOR CARE, INC. LETTERHEAD]

                                                                    , 1998

Dear Stockholder:

  I am pleased to inform you that the Board of Directors of Manor Care, Inc. has approved the separation of Manor Care into two public companies. This separation will be achieved through a distribution to stockholders of all outstanding shares of a new company named New ManorCare Health Services, Inc. (to be renamed ManorCare Health Services, Inc.) ("ManorCare Health Services"), which is being formed to own and operate Manor Care's assisted living business and to operate and manage Manor Care's skilled nursing facilities. ManorCare Health Services will also operate Manor Care's institutional pharmacy and home health businesses.

  Holders of record of Manor Care common stock on    , 1998 will receive one
share of ManorCare Health Services for every share then held of Manor Care common stock.

  ManorCare Health Services will provide a full continuum of senior support health care services through its ownership, operation and management of Manor Care's assisted living facilities, its leasing, operation and management of 168 skilled nursing facilities owned by Manor Care, its ownership of Manor Care's 50% joint venture interests in and operation of three additional skilled nursing facilities, and its controlling interests in Vitalink Pharmacy Services, Inc. (NYSE: VTK), which owns and operates institutional pharmacies, and In Home Health, Inc. (NASDAQ: IHHI), which provides comprehensive health care services to clients in their homes.

  Manor Care, which will be renamed Manor Care Realty, Inc. ("Manor Care Realty"), will own 168 skilled nursing facilities and will be a leading health care real estate company focused on the ownership, construction, development and acquisition of health care properties, including skilled nursing and assisted living facilities. In addition, Manor Care will continue to own Mesquite Community Hospital.

  The Board of Directors believes that the separation will significantly improve each company's ability to raise equity capital on a cost-effective basis to fund its expansion plans. The Board of Directors believes that providing our shareholders the opportunity to have an investment in the growth profiles of both these businesses, each with a distinct strategy for being a major participant in the senior support health care industry, will offer them significant and sustainable value.

MANORCARE HEALTH SERVICES

  At the time of the distribution, Manor Care Realty will capitalize ManorCare Health Services with approximately $250 million in cash and an intercompany note in an aggregate principal amount of up to $250 million. This will provide ManorCare Health Services with the financial foundation and flexibility it needs to build itself into a leading participant in the assisted living industry.

  Over the next five years, ManorCare Health Services plans to acquire approximately 200 new assisted living facilities to be newly developed by Manor Care Realty. These and other potential acquisitions form the core of ManorCare Health Services' strategy to become the nation's foremost provider of high-quality senior support health care services within the private pay segment.

  Approximately 170 of the newly developed facilities will be Arden Courts, which provide assistance to individuals suffering from early to middle-stages of Alzheimer's disease or related memory impairment; approximately 38 new facilities will be Springhouse senior residence facilities, serving the general assisted living population.

MANOR CARE REALTY

  Over the past three years, Manor Care has established itself as a leader in the high-growth, high-margin private pay segment of the assisted living industry. The assisted living industry is currently experiencing unprecedented market demand. Driven by America's aging population, increasing life expectancies and health care industry trends toward greater diversity of senior support care offerings and services, demand for assisted living services is expected to continue to grow significantly over the next thirty years.

  Over the next five years, Manor Care Realty will focus on the site selection, development and construction of approximately 200 assisted living facilities for sale to ManorCare Health Services under a Development Agreement between the two companies. Pursuant to a Development Agreement to be entered into between Manor Care Realty and ManorCare Health Services, Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. If at any time during the two-year period following the time a particular facility opens occupancy reaches 75% for a period of five days, ManorCare Health Services will be obligated to purchase the facility at a 15-34% premium to total approved development costs of Manor Care Realty, based on the number of months elapsed since the opening of the facility. In addition to the income from these sales, Manor Care Realty will also benefit from Lease Agreements, pursuant to which ManorCare Health Services will lease Manor Care Realty's skilled nursing facilities.

  The transaction also contemplates debt and equity financing by Manor Care Realty sufficient to provide ManorCare Health Services with funding, financial strength and flexibility necessary to execute its accelerated property acquisition program.

  The enclosed Information Statement explains the proposed distribution in detail and provides financial and other important information regarding ManorCare Health Services. We urge you to read it carefully. Holders of Manor Care common stock are not required to take any action to participate in the distribution. A stockholder vote is not required in connection with this matter and accordingly, your proxy is not being sought.

  We continue to be very excited about the growth prospects for the senior support health care industry. We believe that as contemplated this transaction maximizes the ability of both ManorCare Health Services and Manor Care Realty to capitalize on the opportunities this growth represents for the betterment of our shareholders.

                                          Sincerely,

                                          Stewart Bainum, Jr.
                                          Chairman of the Board and
                                          Chief Executive Officer

               [NEW MANORCARE HEALTH SERVICES, INC. LETTERHEAD]

                                                                    , 1998

Dear Stockholder:

  The enclosed Information Statement includes detailed information about New ManorCare Health Services, Inc., (to be renamed ManorCare Health Services, Inc.) the new company of which you will become a stockholder if you own shares
of Manor Care common stock on    , 1998.

  ManorCare Health Services is striving to become the foremost provider of high-quality senior support health care services in the nation by providing a full range of services covering an integrated continuum of care in geographically clustered facilities. ManorCare Health Services will primarily be engaged in the ownership, operation and management of assisted living facilities through Arden Courts, which provide assistance to individuals suffering from early to middle-stages Alzheimer's disease and related memory impairment, and Springhouse facilities, which are focused on serving the needs of the general assisted living population. In addition, ManorCare Health Services will lease, operate and manage Manor Care's 168 skilled nursing facilities, and will own a 50% joint venture interest in and operate and manage three additional skilled nursing facilities currently owned by Manor Care. ManorCare Health Services also will provide institutional pharmacy services through its controlling interest in Vitalink Pharmacy Services, Inc. and home health care services through its controlling interest in In Home Health, Inc.

  We are extremely excited about the growth prospects for the senior support health care industry and our ability to develop a national reputation as the leading provider of high quality senior support health care services.

  We welcome you as a stockholder and look forward to your participation in our future.

                                          Sincerely,

                                          Donald C. Tomasso

                                          President

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT ON FORM 10 RELATING TO THESE SECURITIES HAS BEEN FILED + +WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS INFORMATION STATEMENT SHALL + +NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THESE +
+SECURITIES.                                                                   +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

      PRELIMINARY AND SUBJECT TO COMPLETION, DATED DECEMBER 15, 1997

INFORMATION STATEMENT

                      NEW MANORCARE HEALTH SERVICES, INC.
                (TO BE RENAMED MANORCARE HEALTH SERVICES, INC.)

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

  This Information Statement is being furnished in connection with the distribution (the "Distribution") by Manor Care, Inc. ("Manor Care") to holders
of record of Manor Care common stock at the close of business on    , 1998 (the
"Record Date") of one share of common stock, par value $.01 per share (the "Common Stock"), of New ManorCare Health Services, Inc. (the "Company" or "ManorCare Health Services"), for every share of Manor Care common stock owned on the Record Date. The Distribution will result in 100% of the outstanding shares of Common Stock of the Company being distributed to holders of Manor Care common stock on a pro rata basis. The Distribution will be effective on
    , 1998 (the "Effective Date"). Certificates representing the shares of Common Stock will be mailed to Manor Care stockholders who so request as soon as practicable after such request is received.

  The Company is a newly formed company which, as a result of the transactions entered into in connection with the Distribution, will (i) own the businesses and assets of, and, subject to certain exceptions, be responsible for the liabilities associated with, Manor Care's assisted living business, (ii) operate and manage the 168 skilled nursing facilities owned by Manor Care, and
(iii) own a 50% joint venture interest in and operate and manage three additional skilled nursing facilities. In addition, the Company owns approximately 51% of Vitalink Pharmacy Services, Inc. ("Vitalink"), a public company that operates institutional pharmacies, and owns 41% of the outstanding common stock and 100% of the outstanding convertible voting preferred stock (which, in the aggregate, constitutes 64% of the voting power) of In Home Health, Inc. ("In Home Health"), a public company that provides comprehensive health care services to clients in their homes.

  No consideration will be paid by Manor Care's stockholders for the shares of Common Stock. There is no current public trading market for the shares of Common Stock, although it is expected that a "when-issued" trading market will develop on or about the Record Date. Application has been made to list the shares of Common Stock on the New York Stock Exchange under the symbol "MRH."

  In reviewing this Information Statement, you should carefully consider the matters described under the caption "RISK FACTORS."

                                  -----------

  NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS DISTRIBUTION. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUESTED TO TAKE ANY ACTION WITH RESPECT TO YOUR SHARES.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

           The date of this Information Statement is    , 1998.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
SUMMARY..................................................................   1
SUMMARY FINANCIAL INFORMATION............................................   8
INTRODUCTION.............................................................  10
THE DISTRIBUTION.........................................................  15
  Reasons for the Distribution...........................................  15
  Manner of Effecting the Distribution...................................  15
  Solvency Opinion.......................................................  16
  Federal Income Tax Consequences of the Distribution....................  16
  Listing and Trading of the Shares of Common Stock......................  17
  Future Management of the Company.......................................  18
RISK FACTORS.............................................................  19
  Forward-Looking Information............................................  19
  Operating History and Future Prospects.................................  19
  Dependence by the Company on Related Party Agreements..................  20
  Dependence on Manor Care Realty........................................  21
  Conflicts with Manor Care Realty.......................................  21
  Fraudulent Transfer Considerations; Legal Dividend Requirements........  22
  Competition............................................................  23
  Regulation.............................................................  23
  Staffing and Labor Costs...............................................  25
  Dependence on Attracting Seniors with Sufficient Resources to Pay......  26
  Payment by Third-Party Payors..........................................  26
  Environmental Matters..................................................  26
  Absence of Prior Trading Market for the Common Stock...................  27
  Significant Bainum Family Interest.....................................  27
  Certain Tax Considerations.............................................  27
  Common Stock Dividend Policy...........................................  27
  The Year 2000 Issue....................................................  28
RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE
 DISTRIBUTION............................................................  29
  Lease Agreements Relating to Skilled Nursing Facilities................  29
  Development Agreement Relating to Assisted Living Facilities...........  32
  Assisted Living Facility Management Agreement..........................  33
  Non-Competition Agreement..............................................  33
  Employee Benefits and Other Employment Matters Allocation Agreement ...  37
  Employee Benefits Administration Agreement.............................  38
  Office Lease Agreement.................................................  38
  Distribution Agreement.................................................  39
  Tax Sharing Agreement..................................................  41
  Tax Administration Agreement...........................................  41
  Corporate Services Agreement...........................................  42
  Trademark Agreement....................................................  42
  License Agreement......................................................  42
  Design Services Agreement..............................................  42
  Cash Management Agreement..............................................  42
  Risk Management Consulting Services Agreement..........................  43
  Realty Note............................................................  43

                                                                          PAGE
                                                                          ----
FINANCING................................................................  45
  The Capital Contribution...............................................  45
  Concurrent Manor Care Real Estate Financings...........................  45
  The MCHS Credit Facility...............................................  45
  New MCHS Senior Notes..................................................  46
PRO FORMA CAPITALIZATION.................................................  47
PRO FORMA FINANCIAL DATA.................................................  48
SELECTED HISTORICAL FINANCIAL DATA.......................................  54
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
 FINANCIAL CONDITION.....................................................  56
  Introduction...........................................................  56
  Overview And Outlook...................................................  56
  Results of Operations..................................................  57
  Liquidity and Capital Resources........................................  61
  Property and Acquisitions..............................................  62
  Provision for Asset Impairment and Restructuring.......................  63
  Forward-Looking and Cautionary Statements..............................  63
  Impact of Recently Issued Accounting Standards.........................  64
BUSINESS.................................................................  65
  Overview...............................................................  65
  Industry Trends........................................................  66
  Business Strategy......................................................  67
  Skilled Nursing Services...............................................  69
  Assisted Living Services...............................................  70
  Institutional Pharmacy Services........................................  71
  Home Health Care Services..............................................  72
  Employees..............................................................  73
  Properties.............................................................  73
  Competition............................................................  78
  Government Funding.....................................................  79
  Government Regulation..................................................  80
  Insurance..............................................................  83
  Legal Proceedings......................................................  84
MANAGEMENT...............................................................  85
  Executive Officers of the Company......................................  85
  Compensation of Executive Officers.....................................  86
  Retirement Plans.......................................................  89
  Option and Stock Purchase Plans........................................  90
  Employment Agreements..................................................  91
THE BOARD OF DIRECTORS...................................................  92
  Directors of the Company...............................................  92
  Committees of the Board of Directors...................................  93
  Non-Employee Director Plan.............................................  94
CERTAIN RELATIONSHIPS AND TRANSACTIONS...................................  95
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS..........................  96

                                                                            PAGE
                                                                            ----
BENEFICIAL OWNERSHIP OF MANAGEMENT.........................................  98
DESCRIPTION OF CAPITAL STOCK OF THE COMPANY................................ 100
  Common Stock............................................................. 100
  Preferred Stock.......................................................... 100
  Preemptive Rights........................................................ 100
PURPOSES AND EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS.............. 101
  General.................................................................. 101
LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS.................... 102
  Elimination of Liability in Certain Circumstances........................ 102
  Indemnification and Insurance............................................ 102
INDEPENDENT ACCOUNTANTS.................................................... 102
ADDITIONAL INFORMATION..................................................... 102
INDEX TO COMBINED FINANCIAL STATEMENTS..................................... F-1

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Information Statement. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements set forth in this Information Statement, which should be read in its entirety. As used herein, "Manor Care" refers to Manor Care, Inc. prior to the Distribution, "Manor Care Realty" refers to Manor Care, Inc. after the Distribution and "ManorCare Health Services" and the "Company" refers to New ManorCare Health Services, Inc. (to be renamed ManorCare Health Services, Inc.) after the Distribution.

                           MANORCARE HEALTH SERVICES

OVERVIEW

  ManorCare Health Services believes that it is a leading provider of a full range of senior support health care services. ManorCare Health Services provides an array of services that includes skilled nursing, assisted living, institutional pharmacy and home health care and additional support services for the frail elderly living at home. ManorCare Health Services is striving to become the nation's foremost provider of high-quality senior support health care services within the private pay segment. In order to achieve this goal, ManorCare Health Services is planning to focus on the rapid acquisition of assisted living facilities in cluster markets pursuant to the Development Agreement with Manor Care Realty. Under the Development Agreement, ManorCare Health Services intends to acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences to be newly developed by Manor Care Realty during the next five years. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--Development Agreement." Its strategy for achieving this objective entails aggressive implementation of the following key initiatives:

  . grow through acquisition of proprietary assisted living facilities developed by Manor Care Realty

  . expand on current market leadership position in the private pay segment

  . extend leadership position as provider of the most innovative Alzheimer's services in the industry

  . maintain focus on high-quality personalized care and services

  . market distinctive products nationally under the ManorCare Health
    Services brand name

  . build on existing senior support services platform

  . focus on development of cluster markets

  ManorCare Health Services leases, operates and manages 168 skilled nursing facilities owned by Manor Care Realty and owns joint venture interests in, and operates and manages three additional skilled nursing facilities. The Company's skilled nursing facilities are located in 28 states and contain approximately 24,079 beds. These facilities provide skilled nursing services principally for residents over the age of 65. Within its skilled nursing facilities, ManorCare Health Services operates 143 Arcadia special-care units which provide care to individuals in the middle to late stages of Alzheimer's disease and 21 MedBridge high acuity units which focus on short-term, post-hospital care for medically complex residents and those in need of aggressive physical rehabilitation. ManorCare Health Services owns and operates 35 assisted living facilities in 12 states containing 3,757 units. These facilities include 14 Arden Courts, serving persons with early to middle-stage Alzheimer's disease or related memory impairment, and 21 Springhouse senior residences, serving the general assisted living population. ManorCare Health Services also has majority control of Vitalink Pharmacy Services, Inc, ("Vitalink"), one of the largest public institutional pharmacy companies, and In Home Health Inc. ("In Home Health"), a national home health care services company. Vitalink operates 57 institutional pharmacies in 36 states, serving approximately 172,000 beds. In Home Health provides home health services in 14 states.

  The Company's principal offices are located at 11555 Darnestown Road, Gaithersburg, Maryland, 20878, and its telephone number is (301) 979-4000.

                                THE DISTRIBUTION

DISTRIBUTING COMPANY............  Manor Care, Inc., a Delaware corporation.

DISTRIBUTED COMPANY.............
                                  New ManorCare Health Services, Inc., a Dela-ware corporation (to be renamed ManorCare Health Services, Inc.), a newly formed com-pany which will on the Effective Date (i) own all of the business and assets of, and, sub-ject to certain exceptions, be responsible for the liabilities associated with, the as-sisted living business conducted by Manor Care and certain of its subsidiaries (the "Assisted Living Business"), (ii) operate and manage the 168 skilled nursing facilities owned by Manor Care (the "Skilled Nursing Fa-cilities"), (iii) own a 50% joint venture in-terest in and operate and manage three addi-tional skilled nursing facilities, (iv) own approximately 51% of Vitalink, a public com-pany that operates institutional pharmacies, and (v) own approximately 64% of the voting power of In Home Health, a public company that provides health care services to clients in their homes.

                                  After giving pro forma effect to the Distri-bution and related transactions as if they occurred on August 31, 1997, (and assuming the holders of 100% of the Old Senior Notes (as defined below) accept the Exchange Offer (as defined below)), ManorCare Health Serv-ices would have assumed approximately (i) $195.1 million of Manor Care's indebtedness,
                                  (ii) liabilities relating to benefits and workers' compensation of approximately $49.8 million, (iii) current liabilities of the skilled nursing facilities of approximately $55.5 million, and (iv) deferred tax liabili-ties of approximately $38.4 million. In addi-tion, pursuant to the Distribution Agreement, ManorCare Health Services will assume certain contingent liabilities of Manor Care. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION - Distri-bution Agreement."

                                  On the Effective Date, ManorCare Health Serv-ices will enter into the Development Agree-ment with Manor Care Realty pursuant to which ManorCare Health Services intends to acquire from Manor Care Realty approximately 170 newly developed Arden Courts and 38 newly de-veloped Springhouse senior residences during the next five years. See "RELATIONSHIP BE-TWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--Development Agreement."

PRIMARY PURPOSES OF THE           The Board of Directors and management of
 DISTRIBUTION...................  Manor Care believe that the separation into two public companies of Manor Care's health care services business and the operation of its health care real estate development activi-ties, including site and market selection for the development of skilled nursing and as-sisted living facilities and construction re-lated activities, by means of the Distribu-tion will provide Manor Care with better ac-cess to the equity capital markets and im-prove Manor Care's capital-raising efficiency since investors will be better able to assess the different risk profiles and operating characteristics of both companies. Manor Care believes that it will be able to raise needed equity capital on a more cost-effective basis than would be available under Manor Care's current structure. Manor Care Realty plans to raise approximately $100 to $150 million in equity in 1998. Raising a significant amount of equity capital will provide Manor Care with the necessary flexibility in its capital structure to enable it to fund its expansion plans on a timely and cost-effective basis and pursue any material acquisitions which Manor Care believes would enhance its compet-itive position. There can be no assurances that Manor Care Realty will be able to con-summate an equity offering on terms accept-able to it. See "RISK FACTORS--Certain Tax
                                  Considerations." The Board of Directors and management of Manor Care also believe that the Distribution will enable each company to focus its managerial resources on the devel-opment of its business. See "THE DISTRIBU-
                                  TION--Reasons for the Distribution."

DISTRIBUTION RATIO..............  Each Manor Care stockholder will receive one share of common stock, par value $.01 per share (the "Common Stock"), of the Company for every share of Manor Care common stock held on the Record Date.

TAX CONSEQUENCES................
                                  Manor Care has received a private letter rul-ing (the "Ruling") from the Internal Revenue Service ("IRS") which provides, among other things, that the Distribution will qualify as a tax-free transaction under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code") and that neither the stockhold-ers of Manor Care nor Manor Care will recog-nize any income, gain or loss as a result of the Distribution. Nevertheless, if Manor Care engages in the Distribution and the Distribu-tion is held to be taxable, both Manor Care Realty and stockholders of Manor Care could recognize income or gain and thus become lia-ble for the payment of a material amount of income tax. See "THE DISTRIBUTION--Federal Income Tax Consequences of the Distribution" and "RISK FACTORS--Certain Tax Considera-tions."

SHARES TO BE DISTRIBUTED........
                                  Approximately     shares of Common Stock will
                                  be distributed pursuant to the Distribution
                                  based on approximately     shares of Manor
                                  Care common stock outstanding on       ,
                                  1998. The shares to be distributed will con-stitute 100% of the outstanding shares of Common Stock of the Company.

LISTING AND TRADING MARKET......
                                  Application has been made to list the shares of Common Stock on the New York Stock Ex-change, Inc. ("NYSE") under the symbol "MRH."

RECORD DATE.....................
                                  Close of business on        , 1998.

EFFECTIVE DATE..................
                                        , 1998.

MAILING DATE....................
                                  Certificates representing the shares of Com-mon Stock will be mailed to Manor Care stock-holders who so request as soon as practicable after such request is received.

DISTRIBUTION AGENT..............  ChaseMellon Shareholder Services, L.L.C., the
                                  transfer agent for Manor Care.

DIVIDEND POLICY.................
                                  It is currently contemplated that following the Distribution, the Company will pay quar-terly cash dividends on the shares of Common Stock of $0.022 per share. Adjusted for stock splits, Manor Care has paid a quarterly divi-dend of $0.022 per share since 1987. The pay-ment of dividends on the Common Stock will be subject to the discretion of the Board of Di-rectors of the Company and will depend upon, among other things, the Company's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Board may deem rel-evant. See "RISK FACTORS--Common Stock Divi-dend Policy."

RELATIONSHIP WITH MANOR CARE
 REALTY AFTER THE
 DISTRIBUTION...................
                                  Following the Distribution, Manor Care Realty will have a continuing relationship with the Company as a result of the agreements being entered into between Manor Care and the Com-pany in connection with the Distribution, in-cluding the Lease Agreements, the Development Agreement, the Non-Competition Agreement, the Assisted Living Facility Management Agree-ment, the Distribution Agreement, the Tax Sharing Agreement, the Tax Administration Agreement and various other agreements with respect to among other things, employee bene-fits, risk management and corporate and ad-ministrative services.

                                  Pursuant to the Lease Agreements, Manor Care
                                  Realty will lease to ManorCare Health Serv-ices all the Skilled Nursing Facilities owned by Manor Care Realty and Manor Care Realty will grant to ManorCare Health Services the right to operate and manage the Skilled Nurs-ing Facilities. The Lease Agreements provide that Manor Care Realty will receive annual lease payments equal to the greater of 10% of the value of each facility (as agreed to by Manor Care Realty and ManorCare Health Serv-
                                  ices) or 77% of the Net Operating Profit (as defined herein) of each facility. See "RELA-TIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--Lease Agree-ments Relating to Skilled Nursing Facili-ties."

                                  Pursuant to the Development Agreement, Manor
                                  Care Realty will develop assisted living fa-cilities for sale to ManorCare Health Servic-es. If at any time during the two-year period following the time a particular facility opens occupancy reaches 75% for a period of five days, ManorCare Health Services will be obligated to purchase the facility at a 15-34% premium to total approved development costs of Manor Care Realty, based on the num-ber of months elapsed since the opening of the facility. Total approved development costs include expenses incurred in connection with the development and construction of the facilities, but do not include operating losses incurred during the two-year stabili-zation period. The premium to total approved development costs is intended to compensate Manor Care Realty for the increasing value of its investment over time as well as for the risks it takes in connection with developing assisted living facilities, including the risks inherent in operating the facilities during the two year stabilization period. Prior to purchase by ManorCare Health Servic-es, ManorCare Health Services will operate and manage the assisted living facilities for Manor Care Realty for a fixed monthly fee pursuant to the terms of the Assisted Living Facility Management Agreement. See "RELATION-SHIP BETWEEN MANOR CARE REALTY AND THE COM-PANY AFTER THE DISTRIBUTION."

                                  The Company and Manor Care Realty will share two common directors. In addition, upon com-pletion of the Distribution, Mr. Stewart Bainum, Jr., who will be Chairman of the Board of Manor Care Realty and ManorCare Health Services, is expected to own benefi-cially approximately 22.86% of the Common Stock of Manor Care Realty and the Company. The relationship between Manor Care Realty and the Company may be subject to certain po-tential conflicts of interest. See "RISK FAC-TORS--Conflicts with Manor Care Realty" and "RISK FACTORS--Significant Bainum Family In-terest."

RISK FACTORS...............       Stockholders should carefully consider the
                                  matters discussed under the section entitled
                                  "RISK FACTORS" in this Information Statement.


CONCURRENT FINANCINGS......
                                  At or prior to the Distribution, Manor Care will make or cause to be made a capital contribution (the "Capital Contribution") to ManorCare Health Services consisting of approximately $250 million in cash and an intercompany senior note of Manor Care Real Estate in an aggregate principal amount of up to $250 million (the "Realty Note"). Manor Care will utilize part of the proceeds from the sale of the Manor Care Notes (as defined below) and borrowings under the Credit Facilities (as defined below) to fund the cash portion of the Capital Contribution.

                                  In connection with the Distribution,
                                  ManorCare Health Services, Inc., Manor Care's principal operating subsidiary, will change its name to Manor Care Real Estate Corp. ("Manor Care Real Estate"). Manor Care Real Estate is offering $350 million aggregate principal amount of % Senior Notes due 2008 (the "Manor Care Notes"). The Manor Care Notes will be fully and unconditionally guaranteed by Manor Care Realty and substantially all of Manor Care Realty's present and future subsidiaries, other than certain unrestricted subsidiaries. See "FINANCING--Concurrent Manor Care Real Estate Financings."

                                  In addition, Manor Care, on behalf of Manor
                                  Care Real Estate, is negotiating a commitment letter with The Chase Manhattan Bank ("Chase") and Chase Securities Inc. ("CSI") relating to an eight-year $150 million term loan facility, subject to earlier maturity under certain circumstances, and a five-year $300 million revolving credit facility (collectively, the "Credit Facilities"). See "FINANCING--Concurrent Manor Care Real Estate Financings."

                                  The Realty Note will contain substantially the same terms as the Manor Care Notes. Manor Care Realty may redeem the Realty Note after three years at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest. In addition, ManorCare Health Services has agreed not to transfer the Realty Note on or prior to the six-month anniversary of the date of issuance thereof. After such date, ManorCare Health Services may transfer the Realty Note without restriction subject to Manor Care Realty's right to redeem the Realty Note. On or after the third anniversary of the issuance of the Realty Note, ManorCare Health Services may request that Manor Care Realty redeem the Realty Note. For a description of the Realty Note, see "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--The Realty Note." Also see "RISK FACTORS--Dependence on Manor Care Realty" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION--Liquidity and Capital Resources."

                                  In addition, ManorCare Health Services is negotiating a commitment letter with Chase and CSI relating to a five-year $100 million revolving credit facility. ManorCare Health Services anticipates using borrowings under the revolving credit facility for general corporate purposes, including funding its working capital requirements. See "FINANCING-- MCHS Credit Facility."

THE EXCHANGE OFFER.........       ManorCare Health Services plans to offer to
                                  exchange $1,000 principal amount of its 7
                                  1/2% Senior Notes due 2006 (the "New MCHS Se-nior Notes") for each $1,000 principal amount of 7 1/2% Senior Notes due 2006 of Manor Care
                                  (the "Old Senior Notes") properly tendered
                                  (the "Exchange Offer"). In addition, consents to certain amendments of the covenants gov-erning the Old Senior Notes will be sought in connection with the Exchange Offer. Consumma-tion of the Exchange Offer is conditioned up-on, among other things, acceptance of the Ex-change Offer by holders of at least a major-ity in principal amount of the Old Senior
                                  Notes (the "Minimum Tender Condition") and consummation of the Distribution. As a result of the Exchange Offer, ManorCare Health Serv-ices, not Manor Care Realty, will be the ob-ligor on the New MCHS Senior Notes; and Manor
                                  Care Realty, not ManorCare Health Services, will remain the obligor on the Old Senior
                                  Notes. See "FINANCING--New MCHS Senior
                                  Notes."

CONDITIONS TO THE
DISTRIBUTION...............       The Distribution is conditioned upon, among
                                  other things, (i) the receipt of all
                                  necessary regulatory approvals and consents of third parties; (ii) the execution of the agreements relating to the financing necessary to consummate the Distribution and the related transactions and the receipt of the requisite funds pursuant to such financing agreements; and (iii) the receipt by the Board of Directors of Manor Care of an opinion of a reputable appraisal or financial advisory firm, in a form satisfactory to the Board of Directors, with respect to the solvency, prior to the Distribution, of Manor
                                  Care and, after the Distribution, of each of Manor Care Realty and ManorCare Health
                                  Services (the "Solvency Opinion"). The Board of Directors has reserved the right to waive the receipt of the Solvency Opinion as a condition to the consummation of the Distribution, only in the event that the Board of Directors is satisfied as to the solvency of Manor Care, Manor Care Realty and
                                  ManorCare Health Services and as to the
                                  permissibility of the Distribution under
                                  Section 170 of the Delaware General
                                  Corporation Law. Manor Care has retained
                                  American Appraisal Associates, Inc. to render the Solvency Opinion. See "THE DISTRIBUTION--
                                  Solvency Opinion."

              SUMMARY PRO FORMA AND HISTORICAL FINANCIAL DATA

  The following table sets forth a summary of selected historical and pro forma financial data for ManorCare Health Services. The historical financial data relates to the businesses of ManorCare Health Services as they were operated as part of Manor Care and may not necessarily be indicative of the results of operations or financial position that would have been obtained if ManorCare Health Services had been a separate, independent company during the periods shown nor necessarily indicative of ManorCare Health Services' future performance as an independent company. See "RISK FACTORS--Operating History and Future Prospects." The historical statements of income data for the fiscal years ended May 31, 1995, 1996 and 1997 and the historical balance sheet data as of May 31, 1996 and 1997 are derived from the audited combined financial statements of ManorCare Health Services. The historical statements of income data for the three month period ended August 31, 1996 and 1997 and the historical balance sheet data as of August 31, 1997 are derived from the unaudited combined financial statements of ManorCare Health Services. The historical financial data set forth below should be read in conjunction with ManorCare Health Services' Combined Financial Statements and the notes thereto found elsewhere in this Information Statement. The operations of ManorCare Health Services will consist principally of the pharmacy operations, assisted living operations and home health operations formerly conducted by Manor Care directly or through Manor Care's subsidiaries. As such, historical statements of income and other financial data include results of pharmacy, assisted living and home health operations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF MANORCARE HEALTH SERVICES' OPERATIONS AND FINANCIAL CONDITION." The summary pro forma financial data for the fiscal year ended May 31, 1997 and the three month period ended August 31, 1997 make adjustments to the historical balance sheet and the historical statements of income, as if the Distribution had occurred on August 31, 1997 for purposes of the pro forma balance sheet, and on June 1, 1996 and June 1, 1997, respectively for purposes of the pro forma statements of income. See "PRO FORMA FINANCIAL DATA OF MANORCARE HEALTH SERVICES" and the accompanying footnotes for a discussion of the principal adjustments made in the preparation of the pro forma financial information. The pro forma financial statements of ManorCare Health Services may not reflect the future results of operations or financial position of ManorCare Health Services or what the results of operations would have been if ManorCare Health Services had been a separate, independent company during such period. The pro forma adjustments reflect the impact of the Distribution, Lease Agreements, Assisted Living Facility Management Agreements, net additional costs associated with general corporate functions, TeamCare (as defined herein) operations from June 1, 1996 to January 31, 1997 (the portion of the fiscal year prior to the TeamCare Merger (as defined herein)), the issuance of the New MCHS Senior Notes, and the related income tax effects of these adjustments. See "PRO FORMA FINANCIAL DATA OF MANORCARE HEALTH SERVICES."

                                                                             THREE MONTHS
                                 FISCAL YEARS ENDED MAY 31,                ENDED AUGUST 31,
                            ----------------------------------------  ----------------------------
                                                          PRO FORMA                      PRO FORMA
                              1995      1996      1997       1997      1996      1997      1997
                            --------  --------  --------  ----------  -------  --------  ---------
                                                 (DOLLARS IN THOUSANDS)
                                                                       (UNAUDITED)
STATEMENTS OF INCOME DATA:
Revenues..................  $125,987  $263,047  $471,152  $1,681,966  $86,253  $158,696  $436,932
Expenses:
  Operating expenses......    99,011   227,410   413,762   1,494,809   74,533   153,619   403,446
  Depreciation and
   amortization...........     6,090    11,583    20,135      27,797    3,718     7,199     6,939
  General corporate and
   other..................     2,957     9,195     8,385      70,592    1,814     3,292    13,921
  Provision for asset
   impairment.............       --      1,200       --          --       --        --        --
                            --------  --------  --------  ----------  -------  --------  --------
    Total expenses........   108,058   249,388   442,282   1,593,198   80,065   164,110   424,306
                            --------  --------  --------  ----------  -------  --------  --------
Income before other income
 and (expenses) and income
 taxes....................    17,929    13,659    28,870      88,768    6,188    (5,414)   12,626
Other income and
 (expenses):
  Gain on issuance of
   Vitalink stock.........       --        --     50,271      50,271      --        --        --
  Interest expense........    (3,898)  (11,387)  (17,317)    (25,113)  (3,840)   (4,527)   (4,228)
  Interest income and
   other..................    (1,152)      276    (1,719)     16,215      150     7,727    13,196
                            --------  --------  --------  ----------  -------  --------  --------
Income before income
 taxes....................    12,879     2,548    60,105     130,141    2,498    (2,214)   21,594
Income taxes..............     6,055     1,437    23,917      55,074    1,273       750     9,841
                            --------  --------  --------  ----------  -------  --------  --------
Net income................  $  6,824  $  1,111  $ 36,188  $   75,067  $ 1,225  $ (2,964) $ 11,753
                            ========  ========  ========  ==========  =======  ========  ========

                                          AS OF MAY 31,     AS OF AUGUST 31,
                                        ----------------- --------------------
                                                                    PRO FORMA
                                          1996     1997     1997       1997
                                        -------- -------- --------- ----------
                                                (DOLLARS IN THOUSANDS)
                                                              (UNAUDITED)
BALANCE SHEET DATA:
Total assets........................... $334,880 $787,377 $ 782,767 $1,412,392
Long-term debt.........................   51,387  180,843   193,308    312,808
Investments and advances from Manor
 Care..................................  193,807  277,066   277,235        --
Common stock and paid-in-capital.......      --       --        --     681,453

                              FISCAL YEARS ENDED MAY 31,           THREE MONTHS ENDED AUGUST 31,
                         ----------------------------------------  -------------------------------------
                                                        PRO FORMA                          PRO FORMA
                           1995      1996      1997       1997       1996        1997         1997
                         --------  --------  ---------  ---------  ----------  ----------  -------------
                                                (DOLLARS IN THOUSANDS)
                                                                       (UNAUDITED)
OTHER FINANCIAL DATA:
EBITDA(1)............... $ 24,019  $ 26,442  $  49,005  $116,565   $    9,906  $    1,785   $  19,565
EBITDA margin...........    19.06%    10.05%     10.40%      6.9%       11.48%       1.12%       4.48%
Ratio of EBITDA to
 interest expense.......     6.16x     2.32x      2.83x     4.64x        2.58x       0.39x       4.63x
Cash provided (used) by
 operating activities...   16,701     8,043      4,401       N/A        8,793     (11,015)        N/A
Cash (used in) provided
 by investing
 activities.............  (59,183)  (86,603)  (185,602)      N/A      (20,083)      6,938         N/A
Cash provided by
 financing activities...   42,072   101,908    172,097       N/A        8,663      13,222         N/A
Investment in property
 and equipment..........   25,020    32,001     39,974       N/A        9,527       4,246         N/A

--------

(1) EBITDA represents earnings before interest, income taxes, depreciation, amortization and certain other special charges, including $1.2 million in fiscal year 1996 relating to the impairment of assets. EBITDA is presented to assist in understanding ManorCare Health Services' operating results. Additionally, certain covenants in the MCHS Credit Facility are expected to be calculated based on EBITDA. EBITDA is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. The items excluded from the calculation of EBITDA are significant components in understanding and assessing the financial performance of ManorCare Health Services. EBITDA is included herein to provide additional information with respect to the ability of ManorCare Health Services to meet future debt service, capital expenditures and working capital requirements. See ManorCare Health Services' consolidated financial statements and the notes thereto appearing elsewhere in this Information Statement.

                             INFORMATION STATEMENT
                                    FOR THE
                       STOCKHOLDERS OF MANOR CARE, INC.

                               ----------------

                                 INTRODUCTION

  On       , 1998, the Board of Directors of Manor Care, Inc., a Delaware
corporation ("Manor Care"), declared a distribution (the "Distribution") payable to the holders of record of Manor Care's common stock, par value $.10
per share, at the close of business on       , 1998 (the "Record Date"), of
one share of common stock, par value $.01 per share (the "Common Stock"), of New ManorCare Health Services, Inc., a Delaware corporation, for every share of Manor Care common stock outstanding on the Record Date. The Distribution
will occur on       , 1998 (the "Effective Date"). As a result of the
Distribution, 100% of the outstanding shares of the Common Stock of the Company will be distributed to Manor Care stockholders on a pro rata basis. Certificates representing the shares of Common Stock will be mailed to Manor
Care stockholders on or about       , 1998.

  New ManorCare Health Services, Inc. is currently a wholly owned subsidiary of Manor Care. New ManorCare Health Services, Inc. was formed for the purposes of effecting the Distribution. ManorCare Health Services, Inc. is currently Manor Care's principal operating subsidiary, engaged in the ownership, operation and management of assisted living facilities and skilled nursing facilities. Following consummation of the Distribution, Manor Care will change its name to Manor Care Realty, Inc. ("Manor Care Realty"), ManorCare Health Services, Inc. will change its name to Manor Care Real Estate Corp. ("Manor Care Real Estate") and New ManorCare Health Services, Inc. will change its name to ManorCare Health Services, Inc. ("ManorCare Health Services" or the "Company").

THE DISTRIBUTION

  Pursuant to the Distribution Agreement (the "Distribution Agreement") to be entered into between Manor Care Realty and ManorCare Health Services, on or prior to the Effective Date, Manor Care will convey or cause to be conveyed to ManorCare Health Services (i) all of the business and assets of Manor Care's assisted living business (the "Assisted Living Business"); (ii) the shares of Common Stock owned by Manor Care of Vitalink Pharmacy Services, Inc., a public company that owns and operates institutional pharmacies ("Vitalink");
(iii) the shares of Common and Preferred Stock owned by Manor Care of In Home Health, Inc., a public company that provides comprehensive health care services to clients in their homes ("In Home Health"); and (iv) the 50% partnership interests (the "Joint Venture Interests") owned by Manor Care in partnerships owning three additional skilled nursing facilities (collectively, the "Contribution of Assets").

  Manor Care will assign to ManorCare Health Services and ManorCare Health Services will assume certain liabilities, including, subject to certain exceptions, all liabilities arising from (i) the operation of the Assisted Living Business or the ownership or use of assets or other activities in connection therewith arising after the Effective Date, (ii) the operation of Manor Care's 168 skilled nursing facilities (the "Skilled Nursing Facilities") after the Effective Date, and (iii) the ownership of stock in Vitalink and In Home Health and the ownership of the Joint Venture Interests, in each case whether arising before, on or after the Distribution (collectively, the "Assumption of Liabilities"). However, the assumption of such liabilities will not release Manor Care Realty therefrom if ManorCare Health Services should fail, for any reason, to perform its obligations pursuant to such assumed liabilities. After giving pro forma effect to the Distribution and related transactions as if they occurred on August 31, 1997, (and assuming the holders of 100% of the Old Senior Notes accept the Exchange Offer), ManorCare Health Services would have assumed approximately (i) $195.1 million of Manor Care's indebtedness, (ii) liabilities relating to benefits and workers' compensation of approximately $49.8 million, (iii) current liabilities of the Skilled Nursing Facilities of approximately $55.5 million and (iv) deferred tax liabilities of approximately $38.4 million. In addition, pursuant to the Distribution Agreement, ManorCare Health Services will assume certain contingent liabilities of Manor Care. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--Distribution Agreement."

  At or prior to the Distribution, Manor Care will make or cause to be made a capital contribution (the "Capital Contribution") to ManorCare Health Services consisting of (i) approximately $250 million in cash and (ii) an intercompany senior note of Manor Care Real Estate in an aggregate principal amount of up to $250 million (the "Realty Note"). For a description of the Realty Note, see "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--The Realty Note." Also see "RISK FACTORS--Dependence on Manor Care Realty" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION--Liquidity and Capital Resources." Manor Care may determine to reduce the principal amount of the Realty Note prior to issuance or to reduce the amount of the cash portion of the Capital Contribution to the extent that Old Senior Notes remain outstanding upon consummation of the Exchange Offer (as herein defined). See "--The Exchange Offer."

  Following the Contribution of Assets, the Assumption of Liabilities and the Capital Contribution, Manor Care will distribute to the holders of record of Manor Care's common stock, par value $.10 per share (the "Manor Care Common Stock"), one share of the common stock, par value $.01 per share, of ManorCare Health Services for every share of Manor Care Common Stock.

  As a result of the Distribution, Manor Care will have separated into two independent publicly traded companies: Manor Care Realty and ManorCare Health Services. Manor Care Realty will (i) be a health care real estate company focused on the ownership, construction, development and acquisition of health care properties, including skilled nursing and assisted living facilities and
(ii) own Mesquite Community Hospital in Mesquite Texas. ManorCare Health Services will (i) own and operate all of the business assets of, and subject to certain exceptions, be responsible for the liabilities associated with, Manor Care's assisted living business, (ii) operate and manage the Skilled Nursing Facilities, (iii) own the Joint Venture Interests and (iv) own all of Manor Care's stock in Vitalink and In Home Health. Following the Distribution, Manor Care Realty's principal sources of revenue will be payments from ManorCare Health Services under the Lease Agreements, the proceeds of the sale of assisted living facilities to ManorCare Health Services under the Development Agreement, and revenues derived from the operation of Mesquite Hospital. Following the Distribution, ManorCare Health Services' principal sources of revenue will be derived from the operation of the skilled nursing facilities and the assisted living facilities, and revenues from Vitalink and In Home Health.

  The Distribution is conditioned upon, among other things, (i) the receipt of all necessary regulatory approvals and consents of third parties; (ii) the execution of the agreements relating to the financing necessary to consummate the Distribution and the related transactions and the receipt of the requisite funds pursuant to such financing agreements; and (iii) the receipt by the Board of Directors of Manor Care of the Solvency Opinion.

THE MANOR CARE REAL ESTATE DEBT OFFERING

  In connection with the Distribution, Manor Care Real Estate is offering (the
"Debt Offering") $350 million aggregate principal amount of    % Senior Notes
due 2008 (the "Manor Care Notes"). The Manor Care Notes will be fully and unconditionally guaranteed by Manor Care Realty and substantially all of Manor Care Real Estate's present and future subsidiaries, other than certain unrestricted subsidiaries. The Manor Care Notes will rank senior to subordinated indebtedness of Manor Care Real Estate and pari passu with all other indebtedness of Manor Care Real Estate, including borrowings under the Credit Facilities (as herein defined) and the Realty Note. Manor Care will utilize part of the proceeds from the sale of the Manor Care Notes together with borrowings under the Credit Facilities to fund the cash portion of the Capital Contribution.

THE MANOR CARE REAL ESTATE CREDIT FACILITIES

  Manor Care, on behalf of Manor Care Real Estate, is negotiating a commitment letter with The Chase Manhattan Bank ("Chase") and Chase Securities Inc. ("CSI") relating to an eight-year $150 million term loan facility, subject to earlier maturity under certain circumstances, and a five-year $300 million revolving credit facility (collectively, the "Credit Facilities"). It is anticipated that the Credit Facilities will be secured by a majority of the assets of Manor Care Realty and Manor Care Real Estate, by a pledge of the capital stock of Manor Care Real Estate and Manor Care Realty's other subsidiaries and by an assignment of certain agreements with ManorCare Health Services. In addition, the Credit Facilities will be fully and unconditionally guaranteed by Manor Care Realty and substantially all of Manor Care Realty's present and future subsidiaries. Manor Care anticipates that the Credit Facilities will be available, subject to the terms and conditions thereof, for general corporate purposes and working capital purposes, including funding development and operating costs and acquisitions. Borrowings under the Credit Facilities will also be used together with part of the proceeds from the sale of the Manor Care Notes to fund the cash portion of the Capital Contribution.

THE EXCHANGE OFFER

  In connection with the Distribution, New ManorCare Health Services, Inc. is offering to exchange (the "Exchange Offer") $1,000 principal amount of its 7 1/2% Senior Notes due 2006 (the "New MCHS Senior Notes"') for each $1,000 principal amount of 7 1/2% Senior Notes due 2006 of Manor Care (the "Old Senior Notes"). In connection with the Exchange Offer, Manor Care is soliciting consents to certain amendments of the covenants governing the Old Senior Notes. Consummation of the Exchange Offer is conditioned upon, among other things, acceptance of the Exchange Offer by holders of at least a majority in principal amount of the Old Senior Notes and consummation of the Distribution. As a result of the Exchange Offer, ManorCare Health Services, not Manor Care Realty, will be the obligor on the New Senior Notes. Manor Care may determine to reduce the principal amount of the Realty Note prior to issuance to the extent that Old Senior Notes remain outstanding upon consummation of the Exchange Offer.

THE MCHS CREDIT FACILITY

  ManorCare Health Services is negotiating a commitment letter with Chase and CSI relating to a five-year $100 million revolving credit facility (the "MCHS Credit Facility"). ManorCare Health Services anticipates using the Capital Contribution and borrowings under the revolving credit facility for general corporate purposes, including capital expenditures in connection with the expansion of the Assisted Living Business. See "FINANCING--The MCHS Credit Facility" for a description of the MCHS Credit Facility.

RELATED PARTY AGREEMENTS

  Following the Distribution, Manor Care Realty will have a continuing relationship with ManorCare Health Services as a result of the agreements being entered into in connection with the Distribution, including the Lease Agreements, the Development Agreement, the Non-Competition Agreement, the Assisted Living Facility Management Agreement, the Distribution Agreement, the Tax Sharing Agreement, the Tax Administration Agreement, the Employee Benefits and Other Employment Matters Allocation Agreement, the Employee Benefits Administration Agreement, the Office Lease Agreement, the Corporate Services Agreement, the Trademark Agreement, the License Agreement, the Design Services Agreement, the Cash Management Agreement, and the Risk Management Consulting Services Agreement. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION."

  Pursuant to the Lease Agreements, Manor Care Realty will lease to ManorCare Health Services the 168 Skilled Nursing Facilities owned by Manor Care Realty and Manor Care Realty will grant to ManorCare Health Services the right to operate and manage the Skilled Nursing Facilities. The Lease Agreements provide that Manor Care Realty will receive annual lease payments equal to the greater of 10% of the value of each facility (as agreed to by Manor Care
Realty and ManorCare Health Services) or 77% of the Net Operating Profit (as defined herein) of each facility. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. If at any time during the two-year period following the time a particular facility opens occupancy reaches 75% for a period of 5 days, ManorCare Health Services will be obligated to purchase the facility at a 15-34% premium to total approved development costs of Manor Care Realty, based on the number of months elapsed since the opening of the facility. If ManorCare Health Services does not acquire a facility within the two-year stabilization period, Manor Care Realty will have the right to sell the facility to a third party. Total approved development costs include expenses incurred in connection with the development and construction of the facilities, but do not include operating losses incurred during the two-year stabilization period. The premium to total approved development costs is intended to compensate Manor Care Realty for the increasing value of its investment over time as well as for the risks it takes in connection with developing assisted living facilities, including the risks inherent in operating the facilities during the two year stabilization period. Prior to purchase by ManorCare Health Services, ManorCare Health Services will operate and manage the assisted living facilities for Manor Care Realty for a fixed monthly fee pursuant to the terms of the Assisted Living Facility Management Agreement. The Non-Competition Agreement will impose certain non-competition restrictions on each of ManorCare Health Services and Manor Care Realty in connection with each entity's ability to participate in the skilled nursing business and the assisted living business. See "RISK FACTORS" and "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION" for a more detailed description of the relationship between ManorCare Health Services and Manor Care Realty after the Distribution and of the terms of the Lease Agreements, the Development Agreement and the other agreements referred to above.

  Set forth below is a chart which illustrates the corporate structure of Manor Care prior to the Distribution and the corporate structure of Manor Care Realty and ManorCare Health Services after giving effect to the Distribution and related transactions:

          [CHART DEPICTING MANOR CARE, INC. BEFORE THE DISTRIBUTION]

  Stockholders of Manor Care with questions concerning the Distribution or the trading of Manor Care common stock for the period generally between the Record Date and the Effective Date should contact the Distribution Agent at 1-800-851-9677. Other inquiries should be directed to the Investor Relations Department of Manor Care, Inc., 11555 Darnestown Road, Gaithersburg, Maryland, 20878. Manor Care's telephone number is (301) 979-4408. After the Effective Date, stockholders of the Company with inquiries relating to the Distribution or their investment in the Company should contact the Investor Relations Department of ManorCare Health Services, 11555 Darnestown Road, Gaithersburg, Maryland, 20878. The Company's telephone number is (301) 979-4000.

                               THE DISTRIBUTION

REASONS FOR THE DISTRIBUTION

  Manor Care reviews the performance of its business, operations and investments on a regular basis in order to maximize the long-term value of Manor Care for all its stockholders. As a result of this analysis, Manor Care has determined to separate its Assisted Living Business and investments in Vitalink and In Home Health as well as its management of the Skilled Nursing Facilities from the operation of its health care real estate development activities, including site and market selection for the development of its facilities and construction related activities.

  The Distribution is designed primarily to separate two entities with distinct operating characteristics, creating two independent public companies:
ManorCare Health Services, an assisted living and health care services management company; and Manor Care Realty, a skilled nursing and health care real estate development company. The Board of Directors and management of Manor Care believe this separation will better enable the financial community to assess the different investment profiles, operating characteristics and credit fundamentals of each resulting entity, thus providing each of ManorCare Health Services and Manor Care Realty with greater financial flexibility to implement its unique business strategies through enhanced and more cost-effective access to public sources of equity capital.

  Specifically, the Distribution is intended to provide ManorCare Health Services with the financial strength and flexibility to execute its strategy of acquiring 170 Arden Courts and 38 Springhouse senior residences during the next five years. ManorCare Health Services believes this acquisition plan, which is an integral part of its effort to become the nation's foremost provider of high-quality senior support health care services within the private pay segment, is necessary to consolidate its leadership position and capitalize on opportunities for continued business growth and margin expansion. Pursuant to the Development Agreement, these facilities will be developed by Manor Care Realty, which, by virtue of the Distribution, will be able to focus its management expertise and financial resources primarily on developing purpose-built real estate products that meet the unique needs of the senior population.

  The Board of Directors and management of Manor Care also believe that the Distribution will enable each company to focus its managerial resources on the development of its business. Finally, the Distribution will allow investors to better evaluate the fundamentals of Manor Care Realty's and ManorCare Health Services' respective businesses and future outlooks, which the Company believes will enhance overall stockholder value.

  For the reasons stated above, the Manor Care Board of Directors believes that the Distribution is in the best interests of Manor Care and its stockholders.

MANNER OF EFFECTING THE DISTRIBUTION

  The general terms and conditions relating to the Distribution are set forth
in a Distribution Agreement, dated as of       , 1998 (the "Distribution
Agreement"), between Manor Care and ManorCare Health Services. Pursuant to the Distribution Agreement, on or prior to the Effective Date, Manor Care will effect or cause to be effected the Contribution of Assets and the Assumption of Liabilities. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--Distribution Agreement."

  In addition, on or prior to the Effective Date, Manor Care will make or cause to be made the Capital Contribution. See "FINANCING." Following the Contribution of Assets, Assumption of Liabilities and Capital Contribution, Manor Care will effect the Distribution on the Effective Date by providing for the delivery of the shares of Common Stock to the Distribution Agent for distribution to the holders of record of Manor Care common stock on the Record Date. The Distribution will be made on the basis of one share of Common Stock for every share of Manor Care common stock outstanding on the Record Date. The actual total number of shares of Common Stock to be distributed will depend on the number of shares of Manor Care common stock outstanding on the Record Date. Based upon the number of shares of Manor Care
common stock outstanding on       , 1998, approximately     shares of Common
Stock will be distributed to Manor Care stockholders. The shares of Common Stock will be fully paid and nonassessable, and the holders thereof will not be entitled to preemptive rights. Certificates representing the shares of Common Stock will be mailed to Manor Care stockholders who so request as soon as practicable after such request is received. See "DESCRIPTION OF CAPITAL STOCK OF THE COMPANY."

  No holder of Manor Care common stock will be required to pay any cash or other consideration for the shares of Common Stock received in the Distribution or to surrender or exchange shares of Manor Care common stock in order to receive shares of Common Stock. The Distribution will not affect the number of outstanding shares of Manor Care Realty common stock.

SOLVENCY OPINION

  The Distribution is conditioned upon, among other things, the receipt by the Board of Directors of Manor Care of an opinion of a reputable appraisal or financial advisory firm, in a form satisfactory to the Board of Directors, to the effect that, assuming the Distribution and the transactions related thereto are consummated as proposed: (i) with respect to each of Manor Care Realty and ManorCare Health Services, immediately after giving effect to the Distribution (a) the fair value of such company's aggregate assets would exceed such company's total liabilities (including contingent liabilities);
(b) the present fair saleable value of such company's aggregate assets would be greater than such company's probable liabilities on its debts as such debts become absolute and mature; (c) such company would be able to pay its debts and other liabilities (including contingent liabilities and other commitments) as they mature; and (d) the capital remaining in such company after the Distribution would not be unreasonably small for the business in which such company is engaged, as management has indicated it is now conducted and is proposed to be conducted following consummation of the Distribution; and (ii) with respect to Manor Care, before consummation of the Distribution and the transactions related thereto (a) the fair value of Manor Care's aggregate assets would exceed its total liabilities (including contingent liabilities);
(b) the present fair saleable value of Manor Care's aggregate assets would be greater than its probable liabilities on its debts as such debts become absolute and mature; and (c) the excess of the value of the aggregate assets of Manor Care, over the total identified liabilities (including contingent liabilities) of Manor Care would equal or exceed the value of the Distribution to stockholders plus the stated capital of the Company (the "Solvency Opinion"). The Board of Directors has reserved the right to waive the receipt of the Solvency Opinion as a condition to consummation of the Distribution. The Board of Directors may not provide stockholders with notice if receipt of the Solvency Opinion is waived as a condition to consummation of the Distribution; however, the Board of Directors will waive such condition only if the Board of Directors is satisfied as to the solvency of Manor Care, Manor Care Realty and ManorCare Health Services and as to the permissibility of the Distribution under Section 170 of the Delaware General Corporation Law ("DGCL").

  The Company has engaged American Appraisal Associates, Inc. to provide such an opinion and has agreed to pay American Appraisal Associates, Inc. a fee of $20,000 upon execution of the commitment letter relating to the opinion, an additional fee of $40,000 plus expenses upon delivery of a draft opinion and another $10,000 plus expenses upon delivery of the final opinion.

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

  Manor Care has received a private letter ruling (the "Ruling") from the IRS which provides, among other things, that the Distribution will qualify as a tax-free transaction under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code") and that neither the stockholders of Manor Care nor Manor Care will recognize any income, gain or loss as a result of the Distribution. The Ruling is based upon various factual representations that were made to the IRS. If Manor Care engages in the Distribution and the Distribution is held to be taxable, both Manor Care Realty and stockholders of Manor Care could recognize income or gain and thus become liable for the payment of a material amount of income tax. See "RISK FACTORS--Certain Tax Considerations."

  The following is a summary of the material Federal income tax consequences of the Distribution assuming that it qualifies as a tax-free transaction under
Section 355 of the Code:

    (1) Pursuant to Section 355 of the Code, Manor Care stockholders will not recognize any income, gain or loss upon the receipt of the shares of Common Stock.

    (2) A Manor Care stockholder's tax basis for the Manor Care common stock with respect to which shares of Common Stock are received will be apportioned between such shares of Manor Care common stock and such shares of Common Stock in proportion to the fair market values of each on the date the shares of Common Stock are distributed to the Manor Care stockholder. Such allocation must be calculated separately for each block of Manor Care shares (shares purchased at the same time and at the same cost) with respect to which the shares of Common Stock are received. The holding period for the shares of Common Stock received in the Distribution will include the period during which such Manor Care shares were held (provided that such Manor Care shares are held as a capital asset at the time of the Distribution).

    (3) Neither Manor Care nor the Company will recognize any income, gain or loss as a result of the Distribution.

  Treasury regulations governing Section 355 of the Code require that each Manor Care stockholder who receives shares of Common Stock pursuant to the Distribution attach a statement to the Federal income tax return that will be filed by the stockholder for the taxable year in which such stockholder receives the shares in the Distribution, which statement shows the applicability of Section 355 of the Code to the Distribution. Manor Care will provide each Manor Care stockholder with information necessary to comply with this requirement.

  THE SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO STOCKHOLDERS WHO RECEIVED THEIR SHARES THROUGH THE EXERCISE OF AN OPTION OR OTHERWISE AS COMPENSATION OR WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES OR WHO ARE OTHERWISE SUBJECT TO SPECIAL TREATMENT UNDER THE CODE. ALL STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

LISTING AND TRADING OF THE SHARES OF COMMON STOCK

  Application has been made to list the shares of Common Stock on the New York Stock Exchange, Inc. ("NYSE") under the symbol "MRH." The Company expects that
initially it will have approximately     holders of record of the shares of
Common Stock, based on the number of stockholders of record of Manor Care on , 1998.

  A "when-issued" trading market is expected to develop on or about the Record Date. The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. Prices at which the shares of Common Stock may trade on a "when-issued" basis or after the Distribution cannot be predicted. See "RISK FACTORS--Absence of Prior Trading Market for the Common Stock."

  The shares of Common Stock distributed to Manor Care stockholders will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of the Company under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with, the Company and may include the directors and principal executive officers of the Company as well as any principal stockholder of the Company. Persons who are affiliates of the Company will be permitted to sell their shares of Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including an exemption contained in Rule 144 thereunder.

FUTURE MANAGEMENT OF THE COMPANY



  Following the Distribution, the business and operations of ManorCare Health Services will continue to be operated substantially in the manner in which they have been operated in the past and with substantially the same operating management as at present. The seven principal executive officers of the Company have an average of more than 15 years of industry experience. Effective upon consummation of the Distribution, Mr. Stewart Bainum, Jr. will resign as Chief Executive Officer of Manor Care. Mr. Bainum, Jr. will act as Chairman of the Board of both ManorCare Health Services and Manor Care Realty. See "MANAGEMENT--Executive Officers of the Company."

                               RISK FACTORS

  This Information Statement contains certain forward-looking statements regarding the Company's future plans, operations and prospects, which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain of the factors set forth under "Risk Factors" and elsewhere in this Information Statement.

FORWARD-LOOKING INFORMATION

  This Information Statement contains various forward-looking statements and information that are based on management's belief as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "estimate," "project," "intends," "expect" and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among the key factors that may have a direct bearing on the Company's operating results is the Company's ability to implement its plan to acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences over the next five years. In addition, actual future results and trends may differ materially depending on a variety of factors discussed in this "Risk Factors" section and elsewhere in this Information Statement including, among others (i) Manor Care Realty's success in implementing its business strategy, including its success in arranging financing where required, (ii) the nature and extent of future competition and (iii) the extent of future reform and regulation.

OPERATING HISTORY AND FUTURE PROSPECTS

  The Company was formed for the purpose of effecting the Distribution. The Company does not have an operating history as an independent public company, but will own and conduct the operations of the Assisted Living Business and the stock of Vitalink and In Home Health previously owned and conducted by Manor Care and will operate and manage the Skilled Nursing Facilities previously operated and managed by Manor Care. On an historical basis, for the three fiscal years ended May 31, 1997, the Company's businesses were profitable. There can be no assurance, however, that the Company's operations will be profitable in 1998 or future years. See "SELECTED HISTORICAL FINANCIAL DATA" and "COMBINED FINANCIAL STATEMENTS."

  The Company's future success will depend on a number of factors, including
(i) the level of demand for the Company's assisted living facilities and the Skilled Nursing Facilities, (ii) the success of the Company's planned expansion of its Assisted Living Business, (iii) the Company's ability to manage and operate the Skilled Nursing Facilities, (iv) the substantial competition encountered by the Company, see "--Competition" and "BUSINESS-- Competition," (v) the presence of existing governmental regulation and the potential for health care reform which might be adverse to the Company, see "--Regulation," and "BUSINESS--Government Regulation," (vi) the Company's transition to an independent, public company and the costs associated therewith and (vii) the future success of Vitalink and In Home Health.

  The success of the Company's acquisition and expansion strategy depends, in significant part, upon the anticipated development of assisted living facilities by Manor Care Realty and in turn upon Manor Care Realty's ability to obtain necessary financing, locate desirable sites, acquire property, obtain local regulatory approvals and construct the facilities on schedule and on budget. At or prior to the Distribution, Manor Care will utilize part of the proceeds from the sale of the Manor Care Notes and borrowings under the Credit Facilities to make or cause to be made the cash portion of the Capital Contribution. The Company's acquisition and expansion strategy also depends, in significant part, upon receipt of the Capital Contribution and upon the Company's entering into the MCHS Credit Facility.

DEPENDENCE BY THE COMPANY ON RELATED PARTY AGREEMENTS

  In connection with the Distribution, Manor Care Realty will enter into agreements with ManorCare Health Services, including the Development Agreement, the Lease Agreements and the Assisted Living Management Agreements. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. If at any time during the two-year period measured from the time a particular facility opens occupancy reaches 75% for a period of five days, ManorCare Health Services will be obligated to purchase the facility. Such purchases shall be at fixed prices based upon a stated premium to approved construction costs as determined under the Development Agreement. If ManorCare Health Services does not acquire a facility within the two-year stabilization period, Manor Care Realty will have the right to sell the facility to a third party. Total approved development costs include expenses incurred in connection with the development and construction of the facilities, but do not include operating losses incurred during the two-year stabilization period. The premium to total approved development costs is intended to compensate Manor Care Realty for the increasing value of its investment over time as well as for the risks it takes in connection with developing assisted living facilities, including the risks inherent in operating the facilities during the two-year stabilization period. Pursuant to the Assisted Living Facility Management Agreement, ManorCare Health Services will manage assisted living facilities for Manor Care Realty for a fixed monthly fee during the two-year stabilization period under the Development Agreement. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--Development Agreement." Accordingly, the risks related to construction and the initial operation of the assisted living facilities developed by Manor Care Realty will be borne by Manor Care Realty.

  Pursuant to the Lease Agreements, Manor Care Realty will lease to ManorCare Health Services all of its Skilled Nursing Facilities, and Manor Care Realty will grant to ManorCare Health Services, pursuant to the Lease Agreements or by separate agreement, the right to operate and manage all of Manor Care Realty's current and future skilled nursing facilities. ManorCare Health Services' revenues will be dependent on the operations of the skilled nursing facilities under the Lease Agreements and the Assisted Living Facility Management Agreement. Manor Care Realty's development strategy will require substantial capital resources. The inability of Manor Care Realty to secure all necessary financing for the development and construction of the assisted living facilities on acceptable terms and conditions could have a material adverse effect on the Company. In addition, the potential exists for disagreement in the future as to compliance with the terms of the contracts between the parties. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--Lease Agreements."

  The financial terms of the Lease Agreements were structured by Manor Care's management under the general direction of Manor Care's Board of Directors to create a risk/reward sharing arrangement at each of the Skilled Nursing Facilities pursuant to which each of the companies would be fairly and reasonably compensated for the contributions it made and the risks it assumed. Manor Care did not seek proposals from unaffiliated third parties. Such a solicitation would not have been practical in view of the proposed relationship and make-up of the two companies to be parties to the Lease Agreements. However, after the terms of the Lease Agreements were finalized, Manor Care's Board of Directors reviewed them in light of the objectives listed above taking into account that alternative third party proposals were not solicited. Based on that review, the Board concurred with management's judgement that the terms of the Lease Agreements are no less favorable to either party than would be available from an unaffiliated third party.

  Similarly, the financial terms of the Development Agreement and the Assisted Living Facility Management Agreements were structured to achieve the following objectives: (i) Manor Care Realty should receive a fair return on its capital invested in developing new assisted living facilities; (ii) ManorCare Health Services should be required to purchase a facility immediately upon its achievement of a profitable occupancy level; and (iii) each party should receive returns based on the risks assumed by that party pursuant to the terms of the Distribution Agreement and the Assisted Living Facility Management Agreement. After the terms of the Development Agreement and the Assisted Living Facility Management Agreements were finalized, Manor Care's Board of Directors reviewed them in light of the objectives listed above taking into account that Manor Care

Realty would be functioning substantially as ManorCare Health Services' developer of assisted living facilities. Based on that review, the Board concurred with management's judgement that the terms of the Development Agreement and the Assisted Living Facility Management Agreements are no less favorable to either party than would be available to an unaffiliated third party.

DEPENDENCE ON MANOR CARE REALTY

  The Company's core strategy contemplates the acquisition from Manor Care Realty of 170 new Arden Courts facilities and 38 new Springhouse facilities over the next five years. Under the Development Agreement, Manor Care Realty will locate, develop and build these facilities for sale to the Company and, pending their purchase by the Company, will own them for an occupancy stabilization period of up to two years. The success of the Company's strategy will thus depend in very significant part upon Manor Care Realty's capacity to locate desirable sites, acquire property, obtain local regulatory approvals and construct the facilities on schedule and on budget. The estimated cost to complete these facilities is approximately $1.4 billion. Manor Care Realty's ability to achieve its development goals will depend upon a variety of factors, many of which are beyond Manor Care Realty's control, including Manor Care Realty's ability to obtain necessary financing. As a result of the Distribution, Manor Care Realty will be highly leveraged, with indebtedness that is substantial in relation to its stockholders' equity. On a pro forma basis after giving effect to the offering of the Manor Care Notes and the use of proceeds thereof, the Distribution and related borrowings and assuming that all holders of the outstanding Old Senior Notes accept the Exchange Offer, on August 31, 1997, Manor Care Realty's aggregate outstanding indebtedness would have been $805 million. This high degree of leverage may make it more difficult for Manor Care Realty to secure short-term construction financing for these facilities and will make Manor Care Realty more immediately vulnerable to adverse changes in prevailing interest rates and in general business conditions, as well as conditions in the real estate development industry. The failure of Manor Care Realty to maintain substantial compliance with its schedule for completing these new assisted living facilities or to build them at a cost substantially as planned or to secure all necessary financing for development and construction of the facilities on acceptable terms could have a material adverse effect on the Company. In addition, Manor Care Realty's high degree of leverage could adversely affect Manor Care Realty's ability to pay principal and interest on or to redeem the Realty Note and may adversely affect the ability of ManorCare Health Services to sell the Realty Note. The failure of Manor Care Realty to pay principal and interest on the Realty Note in a timely manner or the inability of ManorCare Health Services to sell the Realty Note to a third party for its principal amount could have a material adverse effect on ManorCare Health Services . See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION."

CONFLICTS WITH MANOR CARE REALTY

  Subsequent to the Distribution, the interests of ManorCare Health Services and Manor Care Realty may potentially conflict due to the ongoing relationships between the companies. Such sources of conflict include the fact that after the Distribution, (i) ManorCare Health Services will lease, manage and operate Manor Care Realty's skilled nursing facilities pursuant to the Lease Agreements, (ii) Manor Care Realty will develop assisted living facilities for ManorCare Health Services and ManorCare Health Services will manage each of those facilities until certain sustained occupancy targets are achieved, at which point ManorCare Health Services will be obligated to purchase the facility pursuant to the Development Agreement, (iii) pending the possible purchase of an assisted living facility by ManorCare Health Services pursuant to the terms of the Development Agreement, ManorCare Health Services will manage the facility for a fixed monthly fee to be agreed upon with Manor Care Realty, (iv) Manor Care Realty will be indebted to ManorCare Health Services as a result of the Realty Note, (v) ManorCare Health Services and Manor Care Realty will enter into the Non-Competition Agreement that will limit the competition between the companies and (vi) ManorCare Health Services may manage assisted living facilities not developed by Manor Care Realty. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION." With respect to these matters, the potential exists for disagreements as to the quality of the services provided by the parties and as to contract compliance. However, Manor Care believes that each of Manor Care Realty and ManorCare Health Services will benefit from a strategic relationship with the other entity created by the Lease Agreements, the Development Agreement, the Assisted

Living Facility Management Agreement and the other related party agreements. As a result of this relationship, each company's revenues are dependent in part on the other company and thus Manor Care believes that Manor Care Realty and ManorCare Health Services will have a mutual interest in resolving any contract compliance disagreements. ManorCare Health Services believes that there will be sufficient mutuality of interest between the two companies to result in a mutually productive relationship. However, despite the anticipated mutuality of interest, each of Manor Care Realty and ManorCare Health Services will have unique shareholder groups whose interests may differ from one another.

  In addition, ManorCare Health Services and Manor Care Realty will have two common directors, Mr. Stewart Bainum, Jr. and Mr. Kennett L. Simmons. Messrs. Bainum, Jr. and Simmons, as well as certain other officers and directors of ManorCare Health Services and Manor Care Realty will also own shares (and/or options or other rights to acquire shares) in both companies following the Distribution. Appropriate policies and procedures will be followed by the board of directors of each company to limit the involvement of the overlapping directors (and if appropriate, relevant officers of such companies) in conflict situations, including requiring them to abstain from voting as directors of either ManorCare Health Services or Manor Care Realty. Such procedures will include requiring Messrs. Bainum, Jr. and Simmons (or such other executive officers or directors having a significant ownership interest in both companies) to abstain from voting as directors of either company, with respect to matters that present a significant conflict of interest between the companies. Whether or not a significant conflict of interest situation exists will be determined on a case-by-case basis depending on such factors as the dollar value of the matter, the degree of personal interest of Messrs. Bainum, Jr. and Simmons (or such other executive officers and directors having a significant ownership interest in both companies) in the matter, the respective interests of the shareholders of the Company or Manor Care Realty and the likelihood that resolution of the matter will have significant strategic, operational or financial implications for the business of the respective companies.

FRAUDULENT TRANSFER CONSIDERATIONS; LEGAL DIVIDEND REQUIREMENTS

  It is a condition to the consummation of the Distribution that the Board of Directors of Manor Care shall have received a satisfactory opinion regarding the solvency of Manor Care and ManorCare Health Services and the permissibility of the Contribution of Assets, the Assumption of Liabilities, the Capital Contribution and the Distribution under the requirements of Section 170 of the DGCL of Manor Care's net assets following the Distribution. See "THE DISTRIBUTION--Solvency Opinion." The solvency opinion will address certain factual matters relevant to an assessment of the legality of the Distribution under Delaware law, but will not constitute a legal opinion and will not be delivered by a firm qualified to practice law in Delaware. Manor Care's Board of Directors does not intend to consummate the Distribution unless it is satisfied regarding the solvency of Manor Care and ManorCare Health Services and the permissibility of the Distribution under Section 170 of the DGCL. There is no certainty, however, that a court would reach the same conclusion.

  If a court in a lawsuit by an unpaid creditor or representatives of creditors such as a trustee in bankruptcy were to find that, at the time Manor Care effected the Distribution, Manor Care or ManorCare Health Services, as the case may be, (i) (a) was insolvent, (b) was rendered insolvent by reason of the Distribution, (c) was engaged in a business or transaction for which its remaining assets, as the case may be, constituted unreasonably small capital, or (d) intended to incur, or believed it would incur, debts beyond its ability to pay as such debts matured and received less than fair consideration or reasonably equivalent value or (ii) made this Distribution with actual intent to hinder, delay or defraud existing or future creditors of Manor Care, such court may be asked to void the Distribution (in whole or in part) as a fraudulent conveyance and require that the stockholders return the distribution (in whole or in part) to Manor Care, or require Manor Care or ManorCare Health Services, as the case may be, to fund certain liabilities of the other company for the benefit of creditors. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, Manor Care or ManorCare Health Services, as the case may be, would be considered insolvent if the fair value of their respective assets were less than the amount of their respective liabilities or if they incurred debt beyond their ability to repay such debt as it matures. In addition, under
Section 170 of the

DGCL (which is applicable to Manor Care in the Distribution) a corporation generally may make distributions to its stockholders only out of its surplus (net assets minus capital) and not out of capital.

  Manor Care's Board of Directors and management believe that, in accordance with the solvency opinion rendered in connection with the Distribution, both prior to and immediately following the consummation of the Distribution, (i) Manor Care, Manor Care Realty and ManorCare Health Services each (a) will be solvent (in accordance with the foregoing definitions), (b) will be able to repay its debts as they mature, and (c) will have sufficient capital to carry on its businesses and (ii) the Distribution will be made entirely out of Manor Care's surplus, as required under Section 170 of the DGCL. Manor Care's Board of Directors and management further believe that neither Manor Care nor ManorCare Health Services is entering into the Distribution with any actual intent to hinder, delay or defraud existing or future creditors of Manor Care Realty or ManorCare Health Services.

COMPETITION

  The Company operates in a highly competitive environment and competes with a variety of other companies in providing assisted living services, skilled nursing services, institutional pharmacy services and home health care services, as well as numerous other companies providing similar service and care alternatives, such as congregate care facilities and retirement communities. In particular, given the relatively low barriers to entry and continuing health care cost containment pressures in the assisted living industry, the Company expects that the assisted living industry will become increasingly competitive in the future. Some of the Company's present and potential competitors have, or may have access to, greater financial resources than those of the Company and may be more established in their respective communities than the Company. Consequently, increased competition in the future could limit the Company's ability to attract and retain residents, to maintain or increase resident service fees or to expand its business. As a result, any increased competition could have a material adverse effect on the Company. See "BUSINESS--Competition."

REGULATION

  General. Health care is an area of extensive and frequent regulatory change. The Federal government and all states in which the Company operates regulate various aspects of the Company's business. In particular, the operation of nursing centers and the provision of health care services are subject to Federal, state and local laws relating to the delivery and adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention, rate-setting and compliance with building codes and environmental laws. Nursing centers are subject to periodic inspection by governmental and other authorities to assure continued compliance with various standards, their continued licensing under state law, certification under the Medicare and Medicaid programs and continued participation in the Veterans Administration program and the ability to participate in other third party programs. The Company is also subject to inspection regarding record keeping and inventory control. Failure of the nursing centers to be in substantial compliance with licensure and certification laws, rules and regulations could result in loss of certification as a Medicare and Medicaid provider and/or a loss of licensure. The Company's assisted living facilities are subject to varying degrees of regulation and licensing by local and state health and social health and social service agencies and other regulatory authorities specific to their location. While regulations and licensing requirements often vary significantly from state to state, they typically address, among other things: personnel education, training and records; facility services, including administration of medication, assistance with supervision of medication management and limited nursing services; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities. In most states, assisted living facilities also are subject to state or local building codes, fire codes and food service licensure or certification requirements. In addition, since the assisted living industry is relatively new, the manner and extent to which it is regulated at the Federal and state levels are evolving. Changes in the laws or new interpretations of existing laws as applied to the Assisted Living Business may have a significant impact on the Company's methods and costs of doing business. Failure of the assisted living facilities to be in compliance with licensing requirements could result in loss of licensure.

  Licensing. The Company's success will depend in part upon its ability to satisfy applicable regulations and requirements and to procure and maintain required licenses in rapidly changing regulatory environments. Any failure to satisfy applicable regulations or to procure or maintain a required license could have a material adverse effect on the Company. In addition, certain regulatory developments such as revisions in the building code requirements for assisted living or skilled nursing facilities, mandatory increases in the scope and quality of care to be offered to residents and revisions in licensing and certification standards could have a material adverse effect on the Company. Furthermore, there have been numerous initiatives on the Federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Aspects of certain of these health care proposals, such as reductions in funding of the Medicare and Medicaid programs, potential changes in reimbursement regulations by the Health Care Financing Administration ("HCFA"), enhanced pressure to contain health care costs by Medicare, Medicaid and other payors and permitting greater state flexibility in the administration of Medicaid could adversely affect the Skilled Nursing Facilities operated and managed by the Company. See "BUSINESS--Government Regulation."

  Medicare Payment System. On August 5, 1997, Congress enacted the Balanced Budget Act of 1997 (the "Budget Act") which changes the manner in which Medicare reimburses skilled nursing facilities for cost reporting periods beginning July 1, 1998. Medicare is currently a retrospective payment system in which each facility receives an interim payment during the year, which is later adjusted to reflect actual allowable direct and indirect costs of services based on the submission of a cost report at the end of each year. The Budget Act will result in a shift to a prospective Medicare payment system in which skilled nursing facilities will be reimbursed per diem for specific covered services regardless of actual cost. Specifically, the Budget Act provides that, over three reporting periods starting July 1, 1998, the Medicare program will phase into this prospective payment system. During the first reporting period, skilled nursing facilities will receive 75% of their reimbursement based on actual costs and 25% based on a federally scheduled per diem rate. In the second reporting period, reimbursement will be 50% cost-based and 50% rate-based, in the third, 25% cost-based and 75% rate-based. Thereafter, skilled nursing facilities will be reimbursed by Medicare solely based on a prospective payment system. Under the Budget Act, between November 1998 and June 1999, the Medicare payment system for ManorCare Health Services will become prospective rather than retrospective. The Budget Act also gives states greater flexibility in the administration of their Medicaid programs in that the Budget Act repeals the requirement that payment be reasonable and adequate to cover the costs of "efficiently and economically operated" skilled nursing facilities. There can be no assurance that additional Federal, state or local laws or regulations will not be imposed or expanded which would have a material adverse effect on the Company. See "BUSINESS--Government Regulation."

  Anti-Remuneration Laws. The Company is also subject to Federal and state laws which govern financial and other arrangements between health care providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include the Federal "Stark Legislations" which prohibit, with limited exceptions, the referral of patients for certain services, including home health services, physical therapy and occupational therapy, by a physician to an entity in which the physician has an ownership interest and the Federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients or the purchasing, leasing, ordering or arranging for any goods, facility services or items for which payment can be made under Medicare and Medicaid. The Federal government, private insurers and various state enforcement agencies have increased their scrutiny of providers, business practices and claims in an effort to identify and prosecute fraudulent and abusive practices. In addition, the Federal government has issued recent fraud alerts concerning nursing services, double billing, home health services and the provision of medical supplies to nursing facilities; accordingly, these areas may come under closer scrutiny by the government. Furthermore, some states restrict certain business relationships between physicians and other providers of health care services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs and civil and criminal penalties. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. There can be no assurance that such laws will ultimately be interpreted in a manner consistent with the practices of the Company. Failure to comply with such laws can result in civil money penalties, exclusion from the Medicare and Medicaid programs, and criminal convictions. See "BUSINESS-- Government Regulation."

  Certificate of Need Laws. Many states have adopted Certificate of Need or similar laws which generally require that the appropriate state agency approve certain acquisitions and determine that a need exists for certain bed additions, new services and capital expenditures or other changes prior to beds and/or new services being added or capital expenditures being undertaken. To the extent that Certificates of Need or other similar approvals are required for the expansion of Company operations, either through facility acquisitions or expansion or provision of new services or other changes, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals and possible delays and expenses associated with obtaining such approvals. Manor Care has extensive experience filing for CONs. During the period from 1987 to the present, Manor Care completed 64 new skilled nursing facilities, most of which required CON applications. During the past four fiscal years, Manor Care received CON approval for 13 skilled nursing facilities and 18 assisted living facilities. See "BUSINESS--Government Regulation."

  Medicaid Waiver Program. Certain states provide for Medicaid reimbursement for assisted living services pursuant to Medicaid Waiver Programs permitted by the Federal government. In the event the Company elects to provide services in states with a Medicaid Waiver Program, the Company may then elect to become certified as a Medicaid provider in such states. As a provider of services under the Medicaid Waiver Program, the Company will be subject to all of the requirements of such program, including the fraud and abuse laws, violations of which may result in civil and criminal penalties and exclusion from further participation in the Medicaid Waiver Program. The Company intends to comply with all applicable laws, including the fraud and abuse laws; however, there can be no assurance that administrative or judicial interpretation of existing laws or regulations will not in the future have a material adverse impact on the Company's business, results of operations or financial condition. See "BUSINESS--Government Regulation."

  Related Party Rule. The Medicare related party rule applies to companies that are associated or affiliated with or have control of, or are controlled by, a Medicare provider. The Medicare program may consider Vitalink and In Home Health to be related parties with the Company. Consequently, unless there is a qualification for a waiver of the related party rule, the Medicare program will only reimburse for the cost incurred by the related party in providing products or services, rather than their charges. An organization can qualify for an exception from the related party rule by meeting the following criteria: (i) the entities are bona-fide separate organizations; (ii) a substantial part of the supplying organization's business activity is conducted with non-related organizations and there is an open, competitive market for such services or products; (iii) the services or products are commonly obtained by a provider from other organizations and are not a basic element of patient care ordinarily furnished directly to patients by the provider; and (iv) the charge to the provider is in line with the charge for such services and products in the open market and no more than the charge made under comparable circumstances to others. The Medicare related party rule could materially affect the relationship among the Company, Manor Care Realty, Vitalink and In Home Health.

  Home Health Care Moratorium. On September 15, 1997, President Clinton issued a Medicare moratorium on new home health agencies. The moratorium is scheduled to last for six months so that new regulations can be proposed to combat fraud. Given the short duration of the moratorium and the fact that the moratorium only pertains to new home health providers, the Company does not believe that there will be any material adverse affect on either In Home Health or on the Company as a result thereof.

STAFFING AND LABOR COSTS

  The Company competes with various health care providers, including other assisted living and skilled nursing providers, with respect to attracting and retaining qualified or skilled personnel. The Company also depends on the available labor pool of low-wage employees. A shortage of nurses or other trained personnel or general inflationary pressures may require the Company to enhance its wage and benefits package in order to compete. There can be no assurance that the Company's labor costs will not increase or, if they do, that such costs can be matched by corresponding increases in revenues. Any significant failure by the Company to attract and retain qualified employees, to control its labor costs or to match increases in its labor expenses with corresponding increases in revenues could have a material adverse effect on the Company's business, operating results and financial condition. See "BUSINESS-- Employees."

DEPENDENCE ON ATTRACTING SENIORS WITH SUFFICIENT RESOURCES TO PAY

  The Company currently, and for the foreseeable future, expects to rely primarily on the ability of the residents of its assisted living facilities to pay the Company's fees from their own or familial financial resources. Generally only seniors with income or assets meeting or exceeding the comparable median in the region where the Company's assisted living facilities are located are expected to be able to afford the Company's fees. Inflation or other circumstances that adversely affect the ability of seniors to pay for the Company's services could have an adverse effect on the Company. If the Company encounters difficulty in attracting seniors with adequate resources to pay for its services, its business, operating results and financial condition would likely be adversely affected.

PAYMENT BY THIRD-PARTY PAYORS

  A portion of the Company's revenues from the services it provides for the Skilled Nursing Facilities will be dependent upon reimbursement from third-party payors, including Medicare, state Medicaid programs and private insurers. For the fiscal year ended May 31, 1997, the Skilled Nursing Facilities to be operated by the Company derived approximately 55% of their patient service revenue from private pay sources, 19% from Medicare and 26% from various state Medicaid agencies in each case as they were operated by Manor Care. As of May 31, 1997, all of the patients at Manor Care's assisted living facilities were private pay. Both governmental and private third-party payors have employed cost containment measures designed to limit payments made to health care providers such as the Company. Those measures include the adoption of initial and continuing recipient eligibility criteria which may limit payment for services, the adoption of coverage and duration criteria which limit the services which will be reimbursed and establishment of payment ceilings which set the maximum reimbursement that a provider may receive for services. Furthermore, government payment programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially increase or decrease the rate of program payments to the Company for its services. There can be no assurance that payments under governmental and private third-party payor programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. In addition, there can be no assurance that the Skilled Nursing Facilities, or the provision of services and supplies by the Company, now or in the future will initially meet or continue to meet the requirements for participation in such programs. The Company could be adversely affected by the continuing efforts of governmental and private third-party payors to contain the amount of reimbursement for health care services. For example, the Budget Act will, over the next several years, alter the manner in which Medicare reimburses skilled nursing facilities for cost reporting periods from a retrospective to a prospective payment system. See "-- Regulation." In addition, in certain states there have been proposals to establish or for establishment of a case mix prospective payment system pursuant to which the payment to a facility for a patient is based upon the patient's condition and need for services. The Company cannot at this time predict whether any of these proposals will be adopted or, if adopted and implemented, what effect, if any, such proposals will have on the Company. In addition, private payors, including managed care payors, increasingly are demanding discounted fee structures or the assumption by health care providers of all or a portion of the financial risk through prepaid capitation arrangements. Efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors are expected to continue.

ENVIRONMENTAL MATTERS

  Certain federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. Failure to comply with such laws or the regulations promulgated thereunder could subject an entity covered by these laws to fines, criminal penalties and other enforcement actions. The Company has developed policies with respect to the handling and disposal of medical, infectious and hazardous waste to assure compliance by each of its centers with those laws and regulations. The Company believes that it is in material compliance with applicable laws and regulations governing medical, infectious and hazardous waste. See "BUSINESS--Government Regulation-- Environmental Regulation."

ABSENCE OF PRIOR TRADING MARKET FOR THE COMMON STOCK

  There has not been any established public trading for the Common Stock, although it is expected that a "when-issued" trading market may develop on or about the Record Date. Application has been made to list the Common Stock on the NYSE. There can be no assurance either as to the prices at which the Common Stock will trade before or after the Effective Date. Until the Common Stock is fully distributed and an orderly market develops, the prices at which such shares trade may fluctuate significantly. Prices for shares of Common Stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, investor perception of the Company, changes in economic conditions in the assisted living and skilled nursing industries and general economic and market conditions. In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, may adversely affect the market price of the shares of Common Stock.

SIGNIFICANT BAINUM FAMILY INTEREST

  Upon completion of the Distribution, Messrs. Stewart Bainum and Stewart Bainum, Jr. are expected to own beneficially approximately 15.22% and 22.86%, respectively, of the Common Stock, in each case including shares with respect to which voting power is shared with each other and other individuals or entities. Collectively, members of the Bainum family are expected to own beneficially approximately 29.95% of the Common Stock. In addition, Mr. Bainum, Jr. will be Chairman of the Board of the Company. As a result, the Bainum family may be in a position to influence significantly the affairs of the Company, including the election of directors. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS."

CERTAIN TAX CONSIDERATIONS

  Manor Care has received the Ruling from the IRS which provides, among other things, that the Distribution will qualify as a tax-free transaction under
Section 355 of the Code and that neither the stockholders of Manor Care nor Manor Care will recognize any income, gain or loss as a result of the Distribution. The Ruling is based upon various factual representations that were made to the IRS. If any such factual representations are determined to be inaccurate, absent the receipt of a supplemental ruling from the IRS, the Ruling generally cannot be relied upon by any party. There can be no assurance that, in such an event, Manor Care Realty would be able to obtain a supplemental ruling from the IRS. If Manor Care engages in the Distribution and the Distribution is held to be taxable, both Manor Care Realty and stockholders of Manor Care could recognize income or gain and thus become liable for the payment of a material amount of income tax.

COMMON STOCK DIVIDEND POLICY

  It is currently contemplated that following the Distribution, the Company will pay quarterly cash dividends on the shares of Common Stock of $0.022 per share. Adjusted for stock splits, Manor Care has paid a quarterly dividend of $0.022 per share since 1987. Subject to the Company's financial results and declaration by the Board of Directors, the Company currently intends to pay its
first dividend in     , 1998. Although the Company currently intends to declare
and pay dividends, the declaration and payment of dividends is at the discretion of the Company's Board of Directors. The Delaware General Corporation Law also prohibits the Company from paying dividends or otherwise distributing funds to its stockholders, except out of legally available funds. The declaration of dividends and the amount thereof will depend on a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Board of Directors of the Company may deem relevant. No assurance can be given that the Company will pay any dividends.

THE YEAR 2000 ISSUE

  The Company has assessed and continues to assess the potential impact of the situation commonly referred to as the "Year 2000 Issue." The Year 2000 Issue, which affects most corporations, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information relating to the year 2000 and beyond. The Company is in the process of determining the costs and expenditures associated with the Year 2000 Issue and has several information system improvement initiatives underway to ensure that the Company's computer systems will be Year 2000 compliant. The Company is expected to incur expenditures of approximately $6 to $8 million over the next few years to address this issue. The failure by third party payors, such as private issuers, managed care organizations, health maintenance organizations, preferred provider organizations and federal and state government agencies that administer Medicare and/or Medicaid, to adequately address their year 2000 Issues could adversely affect ManorCare Health Services.

            RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY
                            AFTER THE DISTRIBUTION

  For purposes of governing certain of the ongoing relationships between Manor Care Realty and the Company after the Distribution and to provide for an orderly transition on the Effective Date to the status of two separate, independent companies, Manor Care and the Company are entering into various agreements described below. The discussion below is a summary of the principal provisions of the Lease Agreements, the Development Agreement, the Non-Competition Agreement, the Assisted Living Facility Management Agreement, the Employee Benefits and Other Employment Matters Allocation Agreement, the Employee Benefits Administration Agreement, the Office Lease Agreement, the Distribution Agreement, the Tax Sharing Agreement, the Tax Administration Agreement, the Corporate Services Agreement, the Trademark Agreement, the License Agreement, the Design Services Agreement, the Cash Management Agreement, the Risk Management Consulting Services Agreement, and the Realty Note. This summary does not purport to be complete. Reference is made to the complete provisions of, and such summary is qualified in its entirety by reference to, the forms of such agreements, copies of which are filed as exhibits to the Registration Statement of which this Information Statement forms a part. See "RISK FACTORS--Conflicts With Manor Care Realty."

LEASE AGREEMENTS RELATING TO SKILLED NURSING FACILITIES

  Manor Care Realty and ManorCare Health Services will enter into Lease Agreements (each a "Lease Agreement," and collectively the "Lease Agreements"), pursuant to which Manor Care Realty will lease to ManorCare Health Services all the Skilled Nursing Facilities owned by Manor Care, and Manor Care Realty will grant to ManorCare Health Services, the right to operate and manage, pursuant to the Lease Agreements, all of Manor Care Realty's current skilled nursing facilities and, by separate agreement, its future skilled nursing facilities. Under each Lease Agreement, ManorCare Health Services' use of the subject facility will be limited to operating a skilled nursing facility together with such other ancillary uses as exist on the Effective Date at such facility. Manor Care Realty and ManorCare Health Services will also enter into Lease Agreements or similar arrangements pursuant to which ManorCare Health Services will also lease and operate two skilled nursing facilities in which Manor Care Realty is a substantial equity investor by joint venture, common ownership or otherwise.

  Under the Lease Agreements, ManorCare Health Services will operate and manage the facilities and will collect all revenues from the facilities. Under the Lease Agreement for each facility, ManorCare Health Services will be obligated to pay Manor Care Realty annual rent ("Premises Rent") equal to the greater of (i) 77% of Net Operating Profit and (ii) a value of the subject facility agreed upon by ManorCare Health Services and Manor Care Realty (the "Priority Basis") multiplied by 10%; provided that the Premises Rent for a specific Lease Year may be reduced below these two amounts as a result of the deferral mechanism described below. Manor Care Realty and ManorCare Health Services have determined that Premises Rent for the fiscal year ended May 31, 1998 will be paid on an aggregate portfolio basis, not on a facility by facility basis. The Premises Rent on a facility is payable in installments (each "Monthly Premises Rent"), as follows: (i) on the first day of each calendar month of each Lease Year, commencing with the first day of the month following the month in which the commencement date of the Lease Agreement occurs, ManorCare Health Services shall pay to Manor Care Realty an amount equal to one-twelfth of 10% of the Priority Basis (the "Monthly Priority Sum"); and (ii) on or before the fifteenth day of each calendar month of each Lease Year, commencing with the fifteenth day of the month following the month in which the commencement date of the Lease Agreement occurs, if 77% of the Net Operating Profit for the Lease Year to date is greater than 10% of the Priority Basis (the "Priority Sum") multiplied by a fraction the numerator of which is the number of days that have passed in the applicable Lease Year and the denominator of which is 365, ManorCare Health Services shall pay to Manor Care Realty an amount equal to such excess; and (iii) on or before the fifteenth day of each calendar month of each Lease Year, commencing with the fifteenth day of the month following the month in which the commencement date of the Lease Agreement occurs, if the Net Operating Profit for the Lease Year to date is less than the Priority Sum allocable to the Lease Year to date, Manor Care Realty shall repay to ManorCare Health Services an amount

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


equal to such deficiency. Such deficiency amounts paid by Manor Care Realty to ManorCare Health Services are referred to as "Deferred Premises Rent." The Priority Basis for each skilled nursing facility will be a predetermined dollar value for each facility agreed upon by ManorCare Health Services and Manor Care Realty and will not be subject to increase based upon increases in the cost of living or inflation. In determining the Priority Basis for each facility, the parties reviewed, among other things, historical and projected cash flows, costs of recent capital improvements, the location of the facility and relevant market conditions. The computation of Net Operating Profit includes as a Project Expense an amount equal to 6% of Project Revenues ("Tenant's Base Fee"), which is in effect a base fee out of Project Revenues which ManorCare Health Services is entitled to retain without reduction. Project Revenues generally include all revenues and income derived by ManorCare Health Services from the facilities. Project Expenses generally include all expenses incurred by ManorCare Health Services to comply with its obligations under the Lease Agreements including Tenant's Base Fee; provided however that Project Expenses do not include Premises Rent.

  Deferred Premises Rent may be deferred until such time as Net Operating Profit is available to pay it; provided that as of the first day of each new Lease Year all Deferred Premises Rent for the prior Lease Year which has not become due and payable shall be deemed cancelled and extinguished and shall not thereafter be due and payable. To the extent that Net Operating Profit supports less than all Monthly Premises Rent and Deferred Premises Rent then due, payments made with respect thereto shall be deemed to be made first to Deferred Premises Rent (from longest to shortest outstanding) and then to Monthly Premises Rent. The total amount of fiscal 1997 rent which could have been deferred and ultimately canceled is approximately $10.3 million relating to 23 facilities. Approximately $6.6 million of this amount relates to 12 recently acquired, renovated or developed facilities which are anticipated to pay rent at least equal to Priority Sum within the next two fiscal years.

  Each facility will be operated pursuant to an Operating Budget (as defined in the Lease Agreements). The Operating Budget for the period ending May 31, 1998 will be attached to each of the Lease Agreements as an exhibit. The Operating Budget for each facility for the period from June 1, 1998 through May 31, 1999 will be agreed upon by Manor Care Realty and ManorCare Health Services. Thereafter, each Operating Budget will not be subject to Manor Care Realty's approval unless (i) the Net Operating Profit for the Lease Year (as defined in the Lease Agreements) immediately prior to the Lease Year with respect to which the Operating Budget in question is being prepared was less than the greater of (a) the Priority Sum and (b) 90% of budgeted Net Operating Profit for such Lease Year or (ii) budgeted Net Operating Profit for the current Lease Year is less than the greater of (a) the Priority Sum for the current Lease Year and (b) 90% of budgeted Net Operating Profit for the prior Lease Year. ManorCare Health Services will have the right to use 2.75% of aggregate Project Revenues (aggregated across all facilities under all Lease Agreements) for maintenance capital expenditures at the facilities. Manor Care Realty shall reimburse ManorCare Health Services for all such maintenance capital expenditures. In addition, each year, ManorCare Health Services must prepare and submit to Manor Care Realty for approval a budget setting forth ManorCare Health Services' estimate of the cost of performing proposed revenue generating alterations, additions and improvements of the facilities (i.e., major capital expenditures). Manor Care Realty may withhold its approval in its absolute discretion. Manor Care Realty will reimburse ManorCare Health Services for all approved expenditures. If Manor Care Realty withholds its approval and ManorCare Health Services believes that the proposed revenue generating items are reasonably necessary to the maintenance of the facility as a competitive, efficient and economical operation, ManorCare Health Services may elect to terminate the subject Lease Agreement effective as of the first anniversary of the date of ManorCare Health Services' election. If Manor Care Realty disputes ManorCare Health Services' belief, the dispute shall be resolved by arbitration. In the event the arbitrator decides in favor of Manor Care Realty, ManorCare Health Services' notice of termination will be deemed void ab initio.

  The Lease Agreements provide that ManorCare Health Services, on behalf of the underlying property, will have the right to enter into service agreements with its affiliates, provided, among other conditions, that such services are competitively priced. In addition, Manor Care Realty will have the right to mortgage all or any part of its interest in each facility if such financing is a financing secured by more than [ ] facilities. If such financing is secured by less than [ ] facilities, Manor Care Realty will have the right to mortgage its interest in each facility to the extent of 90% of the Priority Basis with respect to each facility. The foregoing limitations will not apply to any indebtedness to the extent secured by certain properties held directly by Manor Care Real Estate Corp. in Pennsylvania. Any such mortgage will be superior to the Lease Agreements; provided that the holder of any such mortgage will deliver to ManorCare Health Services a non-disturbance agreement. Each Lease Agreement will have an initial term of five years with up to thirty-four one year renewals at the option of ManorCare Health Services; provided that in certain states total lease terms will not exceed the maximum term permitted by statute such that such Lease Agreement will not be deemed a change of ownership for real estate transfer tax purposes.

  Manor Care Realty will have the right to terminate a Lease Agreement in the event that (i) either (a) actual Net Operating Profit is less than 90% of budgeted Net Operating Profit for two consecutive twelve-month Lease Years or
(b) actual Net Operating Profit fails to exceed the Priority Sum for two consecutive twelve-month Lease Years, subject to ManorCare Health Services' right to cure with respect to one year only by making a cash payment to Manor Care Realty of such deficiency plus 5% of 90% of budgeted Net Operating Profit or 5% of the Priority Sum, as applicable, (ii) the facility is decertified as a skilled nursing facility, is disqualified from participation in Medicare or Medicaid or ManorCare Health Services loses its license to operate the subject facility as a skilled nursing facility or (iii) any one of certain additional defaults occurs, such as monetary default, breach of covenant and bankruptcy defaults. All termination rights will be subject to "right to cure" provisions, except that ManorCare Health Services will have no right to cure if the subject facility is disqualified from Medicare or Medicaid or decertified or if ManorCare Health Services loses its license to operate a skilled nursing facility. Finally, ManorCare Health Services will have the right to terminate a Lease Agreement in the event a facility is damaged and either (i) the insurance proceeds are insufficient to cover the restoration costs or (ii) the restoration could not reasonably be completed within 12 months following the damage. A Lease Agreement will automatically terminate upon the condemnation of so much of a facility that, in ManorCare Health Services' reasonable judgment, the conduct of its business would be substantially prevented or impaired.

  In the event that Manor Care Realty terminates a Lease Agreement based upon actual Net Operating Profit being less than 90% of budgeted Net Operating Profit for two consecutive Lease Years, Manor Care Realty will be obligated to pay to ManorCare Health Services a termination fee, which fee will be based on the performance of the subject facility, in accordance with the formula therefor set forth in the Lease Agreements. Unless ManorCare Health Services consents to the sale, Manor Care Realty will also be obligated to pay to ManorCare Health Services a termination fee upon the sale of a facility. The termination fee is formula-based and intended to approximate ManorCare Health Services' future income from the operation of that facility.

  ManorCare Health Services is prohibited from assigning a Lease Agreement or subletting any facility without Manor Care Realty's approval, which it may withhold in its sole discretion, except that Manor Care Realty's consent is not required for assignments or sublettings (i) in connection with ManorCare Health Services' sale of its business operations as a going concern or with its merger or consolidation into or with another company or (ii) to an affiliate succeeding to ManorCare Health Services' business operations.

  The Lease Agreements provide that ManorCare Health Services is obligated to comply with all applicable laws and must obtain and keep in full force and effect all licenses and permits necessary to operate the facilities. Pursuant to the Lease Agreements, with respect to ManorCare Health Services' use, occupancy and operation of the Skilled Nursing Facilities, Manor Care Realty will not be liable, and ManorCare Health Services will, whether or not available insurance proceeds are sufficient therefor, indemnify, defend and hold Manor Care Realty harmless from and against any and all loss, cost, expense, liability and claims of liability for damage or injury to person or property on or about the facilities, or otherwise, arising from ManorCare Health Services' negligence or willful misconduct. Other than such indemnification obligation, ManorCare Health Services will not have any liability, personal or otherwise, in connection with any of its obligations under the Lease Agreements except to the extent of (i) Project Revenues, (ii) proceeds of insurance and awards for condemnation applicable to the skilled nursing facilities and actually received by ManorCare Health Services and
(iii) ManorCare Health Services' interest, if any, in the improvements on the skilled nursing facilities and leasehold estate created under the Lease Agreements.


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


  The payments from ManorCare Health Services to Manor Care Realty under the Lease Agreements will not have any effect on the revenues of ManorCare Health Services. The lease payments will be reflected as operating expenses of ManorCare Health Services and revenues of Manor Care Realty.

DEVELOPMENT AGREEMENT RELATING TO ASSISTED LIVING FACILITIES

  Manor Care Realty and ManorCare Health Services will enter into a Master Development Agreement (the "Development Agreement") pursuant to which Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. Neither Manor Care Realty nor ManorCare Health Services is obligated to proceed under development of a facility unless and until ManorCare Health Services has approved the project budget. Each facility will be built by Manor Care Realty based upon ManorCare Health Services' then existing prototype designs. Under the Development Agreement, if stabilized occupancy of 75% or more is achieved for a period of five days within two years of commencing operations, ManorCare Health Services will be obligated to purchase the facility. The purchase price for each facility will be equal to
(i) the actual project costs (but in no event in excess of an amount equal to the amount of the project budget approved by ManorCare Health Services plus 5%) plus (ii) such actual project costs multiplied by the applicable premium percentage plus (iii) Manor Care Realty's portion of shared cost savings, if any, plus (iv) an agreed amount for inventory items. Manor Care Realty's portion of shared cost savings is an amount equal to 50% of the excess of the amount of the approved project budget over the amount of the actual project costs. Total approved development costs include expenses incurred in connection with the development and construction of the facilities, but do not include operating losses incurred during the two-year stabilization period. The premium to total approved development costs is intended to compensate Manor Care Realty for the increasing value of its investment over time as well as for the risks it takes in connection with developing assisted living facilities, including the risks inherent in operating the facilities during the two-year stabilization period. The premium percentage is the percentage set forth below opposite the month during which notice of the purchase of the facility occurs is given by ManorCare Health Services to Manor Care Realty:

MONTH                                                                  PREMIUM
-----                                                                  -------
Opening Date Month and first full calendar month through the eighth full calendar month thereafter.......................................  15.0%
Ninth calendar month..................................................  16.6%
Tenth calendar month..................................................  18.2%
Eleventh calendar month...............................................  19.7%
Twelfth calendar month................................................  21.3%
Thirteenth calendar month.............................................  22.5%
Fourteenth calendar month.............................................  23.6%
Fifteenth calendar month..............................................  24.9%
Sixteenth calendar month..............................................  25.9%
Seventeenth calendar month............................................  27.0%
Eighteenth calendar month.............................................  28.0%
Nineteenth calendar month.............................................  29.1%
Twentieth calendar month..............................................  30.0%
Twenty-first calendar month...........................................  31.3%
Twenty-second calendar month..........................................  32.2%
Twenty-third calendar month...........................................  33.2%
Twenty-fourth calendar month..........................................  34.3%

  The purchase price for each facility is formula-based and may or may not approximate the fair market value of a particular facility. Given that pursuant to the Development Agreement, Manor Care Realty's primary activity will be developing assisted living facilities for ManorCare Health Services, which facilities ManorCare Health Services will be obligated to buy if certain conditions are met, Manor Care believes that over time the aggregate purchase prices for the facilities should approximate the aggregate purchase prices that would be available from a similarly situated unaffiliated third party.

  The Development Agreement provides that prior to presentation to any other party and prior to proceeding by itself for its own account, ManorCare Health Services shall present to Manor Care Realty for evaluation any assisted living facility development opportunity that ManorCare Health Services desires to have pursued. Within thirty (30) days after Manor Care Realty has received such reports and studies as Manor Care Realty deems necessary in order to evaluate such opportunity, Manor Care Realty shall elect whether or not to proceed with the opportunity. In the event that Manor Care Realty elects (or is deemed to have elected) not to proceed with the opportunity, ManorCare Health Services shall be free, subject to any applicable restrictions set forth in the Non-Competition Agreement, to pursue such assisted living facility development opportunity with others.

  Pursuant to the Assisted Living Facility Management Agreement, during the two-year stabilization period, ManorCare Health Services will manage the facility for Manor Care Realty for a fixed monthly fee. See "--Assisted Living Facility Management Agreement." If ManorCare Health Services does not acquire a facility developed by Manor Care Realty during the two-year stabilization period, Manor Care Realty will have the right to sell the facility to a third party. ManorCare Health Services will, however, retain the rights to the Arden Courts or Springhouse brand name in the event of a third-party sale. The Development Agreement will have a term of seven years and may be terminated for cause by either Manor Care Realty or ManorCare Health Services under certain circumstances.

ASSISTED LIVING FACILITY MANAGEMENT AGREEMENT

  Prior to the commencement of the development of an assisted living facility, Manor Care Realty and ManorCare Health Services will execute and deliver an Assisted Living Facility Management Agreement (the "Assisted Living Facility Management Agreement") pursuant to which ManorCare Health Services will manage the assisted living facility for the period from the first day of the calendar month in which the subject facility is opened to the earlier of (a) the date of the sale of the subject facility by Manor Care Realty to ManorCare Health Services or (b) the second anniversary of the date on which the subject facility opened for business. ManorCare Health Services will manage each facility for Manor Care Realty for a fixed monthly fee. The monthly management fee for each Arden Court facility will be $5,000 and the monthly management fee for each Springhouse facility will be $8,500. The fixed monthly fee payable to ManorCare Health Services represents an approximation of ManorCare Health Services' general and administrative costs for managing the facilities. All operating costs relating to the managed facilities will be borne by Manor Care Realty as the owner of the facilities.

  If stabilized occupancy of 75% or more is not achieved within two years of commencing operations, upon request by Manor Care Realty made no later than thirty (30) days prior to the second anniversary of the commencement of operations, ManorCare Health Services will continue to manage the facility for a period ending no later than the third anniversary of the commencement of operations. During any such extended term, Manor Care Realty will be obligated to pay to ManorCare Health Services a management fee equal to 6% of gross revenues on a monthly basis and Manor Care Realty will have the right to terminate the Assisted Living Facility Management Agreement as of the last calendar day of any month upon not less than thirty (30) days prior written notice.

NON-COMPETITION AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a Non-Competition Agreement (the "Non-Competition Agreement"), which will impose certain non-competition restrictions on each of Manor Care Realty and ManorCare Health Services. The Non-Competition Agreement will terminate on the date the Development Agreement expires or is terminated; provided that if Manor Care Realty is actively developing Assisted Living Facilities pursuant to the Development Agreement, the restrictions set forth below relating to Manor Care Realty's ability to acquire assisted living facilities and ManorCare Health Services' ability to develop or manage assisted living facilities will continue until the earlier of (i) the second anniversary of the expiration of the term of the Development Agreement or (ii) the date on which ManorCare Health Services acquires the last of such facilities.

  Agreements with Respect to the Skilled Nursing Business. The Non-Competition Agreement provides that Manor Care Realty will be a health care real estate company focused on the ownership, construction, development and acquisition of health care properties. The Non-Competition Agreement provides that in the event that ManorCare Health Services identifies a skilled nursing facility development opportunity or a skilled nursing facility acquisition opportunity, ManorCare Health Services will notify Manor Care Realty of such opportunity and if Manor Care Realty does not respond within a specified time or rejects the opportunity to acquire or develop such facility, ManorCare Health Services will have the right to present such development or skilled nursing facility acquisition opportunity to a non-affiliated third-party; provided that ManorCare Health Services will not, without the prior consent of Manor Care Realty (which consent may be given or withheld in the sole discretion of Manor Care Realty), present such development or skilled nursing facility acquisition opportunity to such non-affiliated third party if such development or acquisition would result in the acquisition or development of a skilled nursing facility that is within a five mile radius of a Manor Care Realty owned Skilled Nursing Facility that is leased or managed by ManorCare Health Services.

  In the event that Manor Care Realty determines to proceed with the development of a skilled nursing facility or a skilled nursing facility acquisition, Manor Care Realty will notify ManorCare Health Services of such determination indicating the material terms on which Manor Care Realty is prepared to permit ManorCare Health Services to manage and lease such skilled nursing facility (or facilities) and ManorCare Health Services will have a specified time after the receipt of such notice to notify Manor Care Realty of its interest in entering into a management and lease agreement with Manor Care Realty with respect to such skilled nursing facility (or facilities). In the event that ManorCare Health Services so notifies Manor Care Realty, ManorCare Health Services and Manor Care Realty will negotiate in good faith for a specified time period to enter into a management agreement and lease with respect to such skilled nursing facility (or facilities), but if (i) ManorCare Health Services does not respond to such notice within such specified time period or rejects the opportunity to negotiate with Manor Care Realty with respect to such skilled nursing facility (or facilities) or (ii) ManorCare Health Services negotiates with Manor Care Realty but the parties are unable to reach an agreement during such specified time period, Manor Care Realty will have the right to enter into a management agreement and/or a lease agreement relating to such skilled nursing facility (or facilities) with a non-affiliated third party on terms no more favorable in the aggregate to such third party than those offered to ManorCare Health Services or manage such facility itself for a period not to exceed 18 months following commencement of operations of a Manor Care Realty developed skilled nursing facility or consummation of the skilled nursing facility acquisition, as the case may be. In the event Manor Care Realty elects to manage such skilled nursing facility (or facilities), Manor Care Realty will enter into a management agreement and/or lease agreement with respect to such skilled nursing facility (or facilities) with an non-affiliated third party following the expiration of such 18 month period. The terms of such management agreement and/or a lease agreement will be no more favorable in the aggregate to such third party than those offered to ManorCare Health Services. In the event that ManorCare Health Services desires to acquire a business which also includes one or more skilled nursing facilities, the ownership or possession of which by ManorCare Health Services would otherwise be prohibited by the Non-Competition Agreement, ManorCare Health Services must offer Manor Care Realty the right to purchase such skilled nursing facilities at a price to be agreed upon by the parties; provided, however that if the parties are unable to agree on such purchase price, the parties shall submit the issue to binding arbitration. In the event Manor Care Realty elects not to purchase such skilled nursing facilities at such purchase price or the parties have been unable to agree on the purchase price and have submitted the dispute to arbitration, ManorCare Health Services nonetheless may complete such acquisition but will use its commercially reasonable efforts to divest itself of such skilled nursing facilities within one year of the closing of such acquisition. In the event that ManorCare Health Services determines to sell the skilled nursing facilities for a price less than the purchase price offered to Manor Care Realty or determined by the arbitrator, as the case may be, ManorCare Health Services will notify Manor Care Realty and Manor Care Realty will have the irrevocable and exclusive option, to buy on the terms set forth in such notice, such skilled nursing facilities. If Manor Care Realty does not notify ManorCare Health Services within a specified time period of its intention to purchase such facilities, Manor Care Realty will be deemed to have declined to purchase such skilled nursing facilities and ManorCare Health Services will be free to sell such skilled nursing facilities at a price equal to or exceeding the price and on the terms specified in such notice.

  In addition, the Non-Competition Agreement provides that ManorCare Health Services will not, without the prior consent of Manor Care Realty (which consent will not be unreasonably withheld), engage in the lease, operation or management of any skilled nursing facility owned by a third party that is within a five-mile radius of a Manor Care Realty owned skilled nursing facility that is leased or managed by ManorCare Health Services and, subject to certain exceptions, ManorCare Health Services will not own a skilled nursing facility.

  The Non-Competition Agreement also provides that Manor Care Realty will not engage, either directly or indirectly, in the management of skilled nursing facilities, except as set forth above and except as may be permitted with respect to a particular skilled nursing facility by the Lease Agreement or other agreement between Manor Care Realty and ManorCare Health Services pursuant to which ManorCare Health Services manages such skilled nursing facility.

  Agreements with Respect to the Assisted Living Business. Except as provided below and except pursuant to the terms of the Development Agreement, the Non-Competition Agreement provides that Manor Care Realty will not acquire any assisted living facility, provided, that Manor Care Realty will not be deemed to have acquired an assisted living facility by reason of the acquisition of a mixed use facility in which not more than the greater of 20% of the units in the facility or 30 units are designated for assisted living.

  In the event that Manor Care Realty identifies an assisted living facility acquisition opportunity, Manor Care Realty will notify ManorCare Health Services of such opportunity and ManorCare Health Services will have a specified time to notify Manor Care Realty of its interest in pursuing such opportunity. In the event that ManorCare Health Services does not respond within such time period or rejects the opportunity to acquire such facility, Manor Care Realty will have the right to make such assisted living facility acquisition; provided, however, that if any such assisted living facility is within a five mile radius of any Manor Care Realty developed assisted living facility that is owned or managed by ManorCare Health Services, Manor Care Realty will not be permitted to proceed with such acquisition without the prior written consent of ManorCare Health Services (which consent will not to be unreasonably withheld or delayed).

  The Non-Competition Agreement provides that in the event that Manor Care Realty desires to acquire a business which also includes one or more assisted living facilities, the ownership or possession of which by Manor Care Realty would otherwise be prohibited by the Non-Competition Agreement, Manor Care Realty must offer ManorCare Health Services the right to purchase such assisted living facilities at a price to be agreed to by the parties; provided that if the parties are unable to agree on such purchase price, the parties will submit the dispute to binding arbitration. In the event ManorCare Health Services elects not to purchase such assisted living facilities at such purchase price or the parties have been unable to agree on the purchase price and have submitted the dispute to arbitration, Manor Care Realty nonetheless may complete such acquisition but will use its commercially reasonable efforts to divest itself of such assisted living facilities within one year of the closing such acquisition.

  In the event that Manor Care Realty determines to sell the assisted living facilities for a price less than the purchase price offered to ManorCare Health Services or determined by the arbitrator, as the case may be, Manor Care Realty will notify ManorCare Health Services and ManorCare Health Services will have the irrevocable and exclusive option, to buy such assisted living facilities on the terms set forth in such notice. If ManorCare Health Services does not notify Manor Care Realty within a specified time period, ManorCare Health Services will be deemed to have declined to purchase such assisted living facilities and Manor Care Realty shall be free to sell such assisted living facilities at a price equal to or exceeding the price and on the terms specified in such notice. In the event Manor Care Realty acquires an assisted living facility (or facilities) in such a transaction, Manor Care Realty will offer ManorCare Health Services the opportunity to manage and lease such assisted living facility (or facilities) and ManorCare Health Services and Manor Care Realty will negotiate in good faith to enter into a management agreement with respect to such assisted living facility (or facilities). In the event that ManorCare Health Services does not respond to such offer within a specified time period or rejects the opportunity to negotiate with Manor Care Realty with respect to such assisted living facility (or facilities) or ManorCare Health Services negotiates with Manor Care Realty but the parties are unable to reach an agreement after such time period, Manor Care Realty will have the right to enter into a management agreement relating to such assisted living facility (or facilities) with a non-affiliated third party on terms no more favorable in the aggregate to such third party than those offered to ManorCare Health Services or manage such facility itself for a period not to exceed 18 months following consummation of the acquisition of such assisted living facility (or facilities). In the event Manor Care Realty elects to manage such assisted living facility (or facilities), Manor Care Realty will enter into a management agreement with a non-affiliated third party following the expiration of such 18 month period. The terms of such management agreement shall be no more favorable in the aggregate to such third party than those offered to ManorCare Health Services.

  The Non-Competition Agreement also provides that except as provided therein, Manor Care Realty will not engage, either directly or indirectly, in the management of assisted living facilities.

  The Non-Competition Agreement also provides that ManorCare Health Services will not be permitted to enter into a management agreement with a non-affiliated third party in connection with an assisted living facility that is located within a five-mile radius of an assisted living facility (i) developed by Manor Care Realty pursuant to the terms of the Development Agreement and still owned by Manor Care Realty or (ii) under development by Manor Care Realty pursuant to the Development Agreement or (iii) still covered by the terms of the Development Agreement, unless Manor Care Realty specifically consents thereto (which consent will not be unreasonably withheld). The Non-Competition Agreement also provides that ManorCare Health Services will not develop assisted living facilities except as may be permitted pursuant to the terms of the Development Agreement.

  Agreements with Respect to the Other Businesses. The Non-Competition Agreement provides that Manor Care Realty will not, either directly or indirectly, (i) own, manage, operate, finance or participate in the ownership, management, operation or financing of any entity engaged in the institutional pharmacy business or the home health care business or otherwise in the continuum of care (other than the hospital management business) (the "Manor Care Realty Restricted Business") or (ii) engage in any other manner or make any investment in any entity engaged in the Manor Care Realty Restricted Business; provided, however, that Manor Care Realty will be entitled to acquire a business that includes a Manor Care Realty Restricted Business so long as Manor Care Realty provides ManorCare Health Services with same notices and rights concerning the Manor Care Realty Restricted Business as contemplated by the Non-Competition Agreement with respect to the acquisition by Manor Care Realty of a business that includes certain assisted living facilities. The Non-Competition Agreement provides that the provisions of the agreement relating to the institutional pharmacy business will terminate when ManorCare Health Services no longer owns, directly or indirectly, 20% or more of the fully diluted equity of Vitalink Pharmacy Services, Inc. (including any successor thereto by merger, consolidation, stock purchase or sale of all or substantially all of the assets) and the provisions of the agreement relating to the home health business will terminate when ManorCare Health Services no longer owns, directly or indirectly, 20% or more of the fully diluted equity of In Home Health, Inc. (including any successor thereto by merger, consolidation, stock purchase or sale of all or substantially all of the assets).

  The Non-Competition Agreement also provides that ManorCare Health Services will not, either directly or indirectly, (i) own, manage, operate, finance or participate in the ownership, management, operation or financing of any entity engaged in the hospital management business (the "ManorCare Health Services Restricted Business") or (ii) engage in any other manner or make any investment in any entity engaged in the hospital management business; provided, however that such restrictions will not apply to skilled nursing facilities or assisted living facilities or units thereof that are located within or are adjacent to hospitals; provided, further, however, that ManorCare Health Services will be entitled to acquire a business that includes a ManorCare Health Services Restricted Business so long as ManorCare Health Services provides Manor Care Realty with the same notices and rights concerning the ManorCare Health Services Restricted Business as contemplated by the Non-Competition Agreement with respect to the acquisition by ManorCare Health Services of a business that includes

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


certain skilled nursing facilities. The Non-Competition Agreement provides that the provisions of the agreement relating to the hospital management business will terminate when Manor Care Realty no longer owns, directly or indirectly, 20% or more of the fully diluted equity of Community Hospital of Mesquite, Inc. (including any successor thereto by merger, consolidation, stock purchase or sale of all or substantially all of the assets). In addition, the Non-Competition Agreement provides that, if ManorCare Health Services enters into a new line of business involving the ownership of real estate, ManorCare Health Services must offer for sale such real estate to Manor Care Realty with the same notices and rights concerning such real estate as contemplated by the Non-Competition Agreement with respect to the acquisition by ManorCare Health Services of a business that includes certain skilled nursing facilities.


EMPLOYEE BENEFITS AND OTHER EMPLOYMENT MATTERS ALLOCATION AGREEMENT

  ManorCare Health Services and Manor Care Realty will enter into an Employee Benefits and Other Employment Matters Allocation Agreement (the "Employee Benefits Allocation Agreement"), pursuant to which the employee benefits with respect to employees who remain employed by Manor Care Realty or its subsidiaries immediately after the Distribution ("Manor Care Realty Employees") and the employee benefits of employees who are employed by ManorCare Health Services immediately after the Distribution ("ManorCare Health Services Employees") will be allocated.

  The Employee Benefits Allocation Agreement provides that all of the vested and non-vested Incentive Stock Options ("ISOs") of employees of Manor Care who will be employed by ManorCare Health Services will be converted into ISOs of ManorCare Health Services. The ISOs of employees who remain employed by Manor Care Realty will be converted into ISOs of Manor Care Realty. In addition, both employees who will be employed by ManorCare Health Services and employees who remain employed by Manor Care Realty will have the right to elect to convert their vested Manor Care Non-Qualified Stock Options ("NQSOs") into any percentage combination of Manor Care Realty NQSOs and ManorCare Health Services NQSOs. The Employee Benefits Allocation Agreement also provides that one-half of the non-vested NQSOs of any employee who will be employed by ManorCare Health Services will be converted into NQSOs of ManorCare Health Services, and one-half of the non-vested NQSOs of any employee who remains employed by Manor Care Realty will be converted into NQSOs of Manor Care Realty. The remaining non-vested NQSOs will be converted into any percentage combination of ManorCare Health Services NQSOs and Manor Care Realty NQSOs at the election of the employee. Notwithstanding the foregoing, the NQSOs of one executive officer will be converted on a pro rata basis to ManorCare Health Services NQSOs and Manor Care Realty NQSOs based on their relative stock values. Another executive officer will have the option to convert NQSOs to ManorCare Health Services NQSOs and Manor Care Realty NQSOs such that such officer's overall option holdings are converted on a pro rata basis to ManorCare Health Services options and Manor Care Realty options based on their relative stock values.

  The Employee Benefits Allocation Agreement also provides that employees of Choice Hotels International, Inc. ("Choice Hotels") and Sunburst Hospitality Corporation ("Sunburst") can elect to convert their Manor Care NQSOs into any percentage combination of ManorCare Health Services NQSOs and Manor Care Realty NQSOs.

  The Employee Benefits Allocation Agreement also addresses the treatment of Manor Care NQSOs owned by non-employee directors of Manor Care. The NQSOs of non-employee directors who become directors of both Manor Care Realty and ManorCare Health Services will be converted on a pro rata basis to ManorCare Health Services NQSOs and Manor Care Realty NQSOs based on their relative stock values. The Employee Benefits Allocation Agreement also provides that all NQSOs of non-employee directors who remain with Manor Care Realty or who become directors of ManorCare Health Services will be converted to NQSOs of Manor Care Realty or ManorCare Health Services, respectively.

  The Employee Benefits Allocation Agreement will provide that the adjustment in stock options will be based upon a predetermined formula related to (i) stock prices on the first day the shares in the companies are independently traded and (ii) the election of the optionees. In all cases, however, the exercise price and the number of the options will be adjusted to maintain the same financial value to the option holder before and after the Distribution. The ratio of the exercise price per option to the market value per share will not be reduced, and the vesting provisions and option period of the original grant will remain the same.


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


EMPLOYEE BENEFITS ADMINISTRATION AGREEMENT

  ManorCare Health Services and Manor Care Realty will enter into a Employee Benefits Administration Agreement (the "Employee Benefits Administration Agreement"), pursuant to which ManorCare Health Services will administer the employee benefits plans and programs of Manor Care Realty following the Distribution.

  ManorCare Health Services shall provide such services for a fee which shall include any or a combination of the following: (i) activity-based charges;
(ii) fixed-fee based charges; (iii) usage-based charges; and (iv) time and materials charges, as specified in the Corporate Services Agreement. The Employee Benefits Administration Agreement will remain in effect for one year from the Effective Date, after which it will renew automatically for one-year periods unless terminated pursuant to the terms of the Employee Benefits Administration Agreement.

OFFICE LEASE AGREEMENT

  Manor Care, Inc. leases the building complex in Gaithersburg, Maryland (the "Complex") from Gaithersburg Realty Trust at which the principal executive offices of ManorCare Health Services and Manor Care Realty are located. ManorCare Health Services, as Tenant, and Manor Care Realty, as Landlord, will enter into a sublease agreement with respect to the Complex (the "Office Lease Agreement"). The Complex consists of an office building (the "Office Building") containing approximately 377,126 gross square feet of space, a warehouse and distribution building (the "Warehouse Building") containing approximately 200,000 gross square feet of space, and approximately 98.7974 acres of land.

  Manor Care Realty will lease to ManorCare Health Services approximately 202,458 rentable square feet in the Office Building, for a base term expiring on August 30, 2002, with an option to renew for an additional ten years at fair market rental determined by appraisal. As Basic Rent for each Lease Year, ManorCare Health Services will pay Tenant's Pro Rata Share of all Operating Expenses for such Lease Year. "Tenant's Pro Rata Share" means the ratio of (i) the number of rentable square feet in the Office Building occupied by ManorCare Health Services as of the commencement of such Lease Year, to (ii) the total number of rentable square feet in the Office Building occupied by Manor Care Realty and ManorCare Health Services as of the commencement of such Lease Year. "Operating Expenses" means all expenses incurred by Manor Care Realty (net of rental income paid by third parties and net of the after-tax value of depreciation taken by Manor Care Realty on the buildings in the Complex) in connection with the operation and maintenance of the Complex (including vacant space and common areas), including real estate taxes, insurance, utilities, structural and non-structural repairs, capital expenditures, property management, and debt service. Manor Care Realty will be responsible for "Landlord's Pro Rata Share" of Operating Expenses for each Lease Year, meaning the ratio of (i) the number of rentable square feet in the Office Building occupied by Manor Care Realty as of the commencement of such Lease Year, to (ii) the total number of rentable square feet in the Office Building occupied by Manor Care Realty and ManorCare Health Services as of the commencement of such Lease Year. It is expected that Manor Care Realty will occupy approximately 58,714 rentable square feet in the Office Building as of the commencement of the Lease. Accordingly, based on a total of 261,172 rentable square feet in the Office Building occupied by Manor Care Realty and ManorCare Health Services, ManorCare Health Services' Pro Rata Share would be 78% and Manor Care Realty's Pro Rata Share would be 22%.

  ManorCare Health Services' right to exercise its renewal option is conditional upon Manor Care Realty's continuing control over the Complex through an extension of the existing lease with Gaithersburg Realty Trust or otherwise. Any income derived from the Complex will be shared by ManorCare Health Services and Manor Care Realty in proportion to their Pro Rata Shares.

  The Office Lease Agreement will also cover approximately 5,000 square feet to be leased to ManorCare Health Services in the Warehouse Building. Space leased to ManorCare Health Services in the Warehouse Building will not be included in the calculation of Tenant's Pro Rata Share. ManorCare Health Services will pay a market rate for warehouse space and such rental payments will be treated as third party rental income for purposes of calculating Operating Expenses.

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


DISTRIBUTION AGREEMENT

  Pursuant to the Distribution Agreement, on or prior to the Effective Date, Manor Care will convey or cause to be conveyed to ManorCare Health Services all of the right, title and interest of Manor Care and its subsidiaries in:
(i) all of the business and assets of the Assisted Living Business; (ii) the shares of Common Stock of Vitalink owned by Manor Care; (iii) the shares of Common and Preferred Stock of In Home Health owned by Manor Care; (iv) the shares of common stock of The Tidewater Healthcare Shared Services Group, Inc. ("Tidewater"); (v) the partnership interests (the "Joint Venture Interests") owned by Manor Care in the partnerships owning the Sycamore Glen, Centerville and Fitzgerald Mercy skilled nursing facilities and (vi) certain of the contracts entered into in connection with the November 1, 1996 spin-off of Choice Hotels International, Inc. (the "Choice Spinoff") (the "Contribution of Assets").

  Pursuant to the Distribution Agreement, ManorCare Health Services will assume, and indemnify and hold Manor Care Realty harmless against certain liabilities (the "Assumed Liabilities"), including: (i) liabilities arising after the Effective Date relating to (x) the ownership, operation and management of the assisted living facilities and (y) the operation and management of the Skilled Nursing Facilities; (ii) liabilities arising out of the ownership of the stock of Vitalink, In Home Health, Tidewater and the Joint Venture Interests, whether arising before or after the Effective Date;
(iii) liabilities arising out of information contained in or omitted from the Registration Statement on Form 10 (the "Form 10") filed by ManorCare Health Services with the Commission in connection with the Distribution; (iv) liabilities set forth or referenced in the ManorCare Health Services financial statements or the notes thereto contained in the Form 10; (v) liabilities arising out of information contained in or omitted from the information contained in the Registration Statement on Form S-4 filed by ManorCare Health Services in connection with the Exchange Offer; (vi) liabilities under indemnification agreements in effect as of the Effective Date between Manor Care and certain employees and directors with respect to services rendered by any such employee or director to ManorCare Health Services or the Assisted Living Business or in connection with Vitalink or In Home Health; (vii) third-party claims relating to the operation and management of the assisted living facilities prior to the Effective Date and the operation and management of the Skilled Nursing Facilities prior to the Effective Date (in each case, only to the extent such claims are not covered by insurance or self-insurance of Manor Care in effect immediately prior to the Effective Date and are of the type set forth on a schedule to the Distribution Agreement); (viii) environmental liabilities arising out of or in connection with the Assisted Living Facilities, (ix) environmental liabilities to the extent such liabilities arose by reason of ManorCare Health Services' negligent operation or management of an assisted living facility or Skilled Nursing Facility; (x) after ManorCare Health Services acquires an assisted living facility pursuant to the terms of the Development Agreement, environmental liabilities arising out of or in connection with such acquired assisted living facility; (xi) liabilities arising out of or in connection with the handling of biomedical waste at the Assisted Living Facilities or the Skilled Nursing Facilities;
(xii) all accounts payable relating exclusively to the Skilled Nursing Facilities or the Assisted Living Business; (xiii) the $30 million aggregate principal amount of indebtedness incurred under the Existing Revolving Credit Facility in connection with the acquisition of additional equity securities of Vitalink (the "Vitalink Borrowings"); and (xiv) certain obligations of Manor Care arising out of the contracts entered into in connection with the Choice Spin-off.

  After giving pro forma effect to the Distribution and related transactions as if they occurred on August 31, 1997 (and assuming the holders of 100% of the Old Senior Notes accept the Exchange Offer), ManorCare Health Services would have assumed approximately (i) $195.1 million of Manor Care's indebtedness, (ii) liabilities relating to benefits and workers' compensation of approximately $49.8 million, (iii) current liabilities of the skilled nursing facilities of approximately $55.5 million, and (iv) deferred tax liabilities of approximately $38.4 million. In addition, ManorCare Health Services will assume certain contingent liabilities of Manor Care pursuant to the terms of the Distribution Agreement. However, the assumption of such liabilities will not release Manor Care Realty therefrom if ManorCare Health Services should fail, for any reason, to perform its obligations pursuant to such assumed liabilities.

  Pursuant to the Distribution Agreement, Manor Care Realty will retain, and indemnify and hold ManorCare Health Services harmless against, certain liabilities (the "Retained Liabilities"), including: (i) any liabilities of

Manor Care for money borrowed (other than the Vitalink Borrowings); (ii) third-party claims arising out of the operation and management of the assisted living facilities prior to the Effective Date and the operation and management of the Skilled Nursing Facilities prior to the Effective Date (in each case, only to the extent such claims are covered by insurance or self-insurance of Manor Care in effect immediately prior to the Effective Date and the operation and management of the Skilled Nursing Facilities prior to the Effective Date and are of the type set forth on a schedule to the Distribution Agreement);
(iii) (x) certain pending environmental claims, including a variety of actions relating to waste disposal sites in which one or more subsidiaries of affiliates of Manor Care have been identified as potentially responsible parties arising out of activities of Cenco Incorporated and its subsidiary and affiliated corporations (the "Actions"), as specified in a schedule to the Distribution Agreement; (y) any and all currently unknown but potential environmental and other claims arising out of the activities of Cenco Incorporated, and its subsidiary and affiliated companies, and any and all of Cenco Incorporated's predecessor corporations and affiliates ("Cenco"), including new claims arising out of the sites identified in a schedule to the Distribution Agreement, and (z) all other claims arising out of Cenco's discontinued operations; (iv) all environmental liabilities arising out of the Skilled Nursing Facilities, other than liabilities arising by reason of ManorCare Health Services' negligent operation or management of a Skilled Nursing Facility; (v) prior to the time ManorCare Health Services acquires an assisted living facility pursuant to the terms of the Development Agreement, environmental liabilities arising out of or in connection with such assisted living facility other than any such liabilities arising by reason of ManorCare Health Services' negligent operation or management of any such assisted living facility; (vi) liabilities arising out of information contained in or omitted from the Registration Statement on Form S-3 filed by Manor Care Real Estate Corp.; and (vii) any tax liabilities (which will be governed by the Tax Sharing Agreement).

  The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where Manor Care is alleged to be a potentially responsible party has not yet been quantified. Manor Care believes that the potential environmental liability exposure, after consideration of insurance coverage, is approximately $3 million. Future liabilities for the pending environmental claims and litigation, without regard to insurance, currently are not expected to exceed approximately $46 million.

  The Distribution Agreement provides that all cash and cash balances in depository accounts as of the Distribution Date will be remitted to Manor Care Realty. All petty cash accounts of Manor Care will be allocated on the Distribution Date to ManorCare Health Services. The Distribution Agreement also provides that all other current assets and liabilities (the "Noncash Working Capital") will be conveyed (or in the case of certain government receivables, deemed to have been conveyed) to ManorCare Health Services. Promptly after the Distribution Date, ManorCare Health Services and Manor Care Realty will calculate the amount of the Noncash Working Capital so conveyed (or deemed to have been conveyed) and ManorCare Health Services will pay to Manor Care Realty an amount equal to 50% of the Noncash Working Capital up to $25 million (i.e., in no circumstances will such payment to Manor Care Realty exceed $12.5 million).

  In addition, pursuant to the Distribution Agreement, on or prior to the Effective Date, Manor Care will make or cause to be made the Capital Contribution to ManorCare Health Services. See "--The Realty Note."

  Manor Care Realty and ManorCare Health Services have agreed in the Distribution Agreement to share on an equal basis all costs and expenses incurred in connection with the Distribution and the related transactions, except that any fees paid in connection with any financings entered into in conjunction with the Distribution will be paid by the party undertaking such financings.

  Manor Care Realty has agreed to indemnify and hold harmless ManorCare Health Services and ManorCare Health Services has agreed to indemnify and hold harmless Manor Care Realty, against any loss, liability or expense incurred or suffered by the indemnified party arising out of or relating to the failure by the indemnifying party, as the case may be, to perform or otherwise discharge the Retained Liabilities, in the case of Manor Care Realty and the Assumed Liabilities in the case of ManorCare Health Services. The Distribution Agreement provides that the indemnifying party may assume the defense of a claim or suit brought by a third party (unless the claim involves both ManorCare Health Services and Manor Care Realty as defendants and the parties reasonably believe there is a conflict of interest in which case an independent counsel will be selected). In addition, the Distribution Agreement provides that the indemnifying party may settle or compromise the claim without the prior consent of the indemnified party; provided that the indemnified party may not agree to a settlement unless as a condition to such settlement the indemnified party receives a written release from any and all liability relating to such third party claim and such settlement does not include any relief other than monetary damages.

  To the extent that the Distribution Agreement provides for indemnification by ManorCare Health Services of Manor Care Realty and by Manor Care Realty of ManorCare Health Services from liabilities arising under the Securities Act of 1933 and the Securities Exchange Act of 1934, Manor Care and ManorCare Health Services have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

TAX SHARING AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a Tax Sharing Agreement (the "Tax Sharing Agreement") which will provide for, among other things, the allocation of federal, state and local income tax liabilities between Manor Care Realty and its subsidiaries, on the one hand, and ManorCare Health Services and its subsidiaries, on the other hand. In general, under the Tax Sharing Agreement, Manor Care Realty will be responsible for paying all income taxes shown to be due on any Manor Care Realty consolidated federal income tax return (including the consolidated federal income tax return for the fiscal year ended May 31, 1998), and any other tax return filed with respect to Manor Care Realty or any of its subsidiaries for any taxable period. ManorCare Health Services will be responsible for paying all income taxes shown to be due on any tax return filed with respect to ManorCare Health Services or any of its subsidiaries for any taxable period beginning on or after the Effective Date.

  ManorCare Health Services will indemnify Manor Care Realty from and against any additional income tax liability of Manor Care or any of its subsidiaries, resulting from any tax audit or any judicial or administrative proceeding or otherwise for any taxable period (including any taxable period ending on or before the Effective Date), relating to the businesses that will be conducted by ManorCare Health Services following the Distribution. Conversely, Manor Care Realty will indemnify ManorCare Health Services from and against any additional income tax liability of ManorCare Health Services or any of its subsidiaries, resulting from any tax audit or any judicial or administrative proceeding or otherwise for any taxable period (including any taxable period ending on or before the Effective Date), relating to the businesses that will be conducted by Manor Care Realty following the Distribution. In addition, Manor Care Realty, on the one hand, and ManorCare Health Services, on the other hand, will each be entitled to any income tax refund received from any taxing authority to the extent that such refund relates to the businesses conducted by that party following the Distribution.

  The Tax Sharing Agreement also provides that if the Distribution (including certain related transactions) fails to qualify as a tax-free transaction under
Section 355 of the Code as a result of either party taking or failing to take certain specified actions, then that party will be liable for and will indemnify the other party from and against all taxes and other damages resulting from such failure to qualify. If the failure to qualify as a tax-free transaction results from both parties taking or failing to take certain specified actions, then the first party taking or failing to take any of such actions shall be liable for and will indemnify the other party from and against all taxes and other damages resulting from such failure to qualify.

TAX ADMINISTRATION AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a Tax Administration Agreement (the "Tax Administration Agreement"). The Tax Administration Agreement sets forth the terms and conditions pursuant to which ManorCare Health Services will provide certain tax-related administrative services to Manor

Care Realty following the Distribution. Such services will include audit and compliance work related to income, real estate, personal property and sales and use taxes. The Tax Administration Agreement will remain in effect for one year from the Effective Date, after which it will renew automatically for one-year periods unless terminated pursuant to the terms of the Tax Administration Agreement.

CORPORATE SERVICES AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a Corporate Services Agreement (the "Corporate Services Agreement") pursuant to which, following the Distribution, ManorCare Health Services will provide certain corporate services to Manor Care Realty including administrative, payroll and accounting systems. ManorCare Health Services shall provide such services for a fee which shall include any or a combination of the following: (i) activity-based charges; (ii) fixed-fee based charges; (iii) usage-based charges; and
(iv) time and materials charges, as specified in the Corporate Services Agreement. The Corporate Services Agreement will remain in effect for one year from the Effective Date, after which it will renew automatically for one-year periods unless terminated pursuant to the terms of the Corporate Services Agreement.

TRADEMARK AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a Trademark Agreement (the "Trademark Agreement") pursuant to which Manor Care Realty will assign to ManorCare Health Services approximately 40 U.S. trademarks and service marks registered and pending (and all federal, state and foreign registrations and all other rights and privileges related thereto). These registrations and applications represent all of the trademarks necessary for the operations of the business of ManorCare Health Services. Pursuant to the Trademark Agreement, ManorCare Health Services will assume all obligations related to such trademarks and trademark applications.

LICENSE AGREEMENT

  ManorCare Health Services and Manor Care Realty will enter into a License Agreement (the "License Agreement") pursuant to which ManorCare Health Services will license to Manor Care Realty the right to use approximately 20 U.S. trademarks and service marks; and certain other marks, trade names, copyrights, designs and trade dress in connection with the operation of Manor Care Realty's business. The license granted under the License Agreement relating to Manor Care Realty's skilled nursing facilities will terminate within 45 days of the termination of all the Lease Agreements. The license granted under the License Agreement relating to Manor Care Realty's assisted living facilities will terminate within a reasonable time after the termination of the Development Agreement and all the Assisted Living Facility Management Agreements.

DESIGN SERVICES AGREEMENT

  Manor Care and ManorCare Health Services will enter into a Design Services Agreement (the "Design Services Agreement") pursuant to which Manor Care Realty will provide certain interior design and architectural services in connection with capitalized renovation projects. The fee for these services will be $48,000 per month until May 31, 1998, after which the fee will be paid annually and will be based on the percentage of Manor Care Realty's design department budget required to provide services to ManorCare Health Services. Fees under the Design Services Agreement will be credited against the 2.75% of aggregate annual Project Revenues from all the skilled nursing facilities leased under Lease Agreements applied toward reasonable repairs, replacements and renewals to be made in the ordinary course of operations as set forth in the Lease Agreements. The Design Services Agreement will remain in effect until May 31, 1999, after which it will renew automatically for one-year periods unless terminated pursuant to the terms of the Design Services Agreement.

CASH MANAGEMENT AGREEMENT

  ManorCare Health Services and Manor Care Realty will enter into a Cash Management Agreement (the "Cash Management Agreement"), pursuant to which after the Distribution ManorCare Health Services will perform cash management services for Manor Care Realty, including but not limited to bank relationship management, bank account administration, daily cash flow position management and settlement, bank account analysis review, electronic fund transfers, and deposits of cash and checks. For these services, Manor Care Realty will pay ManorCare Health Services a quarterly fee determined by multiplying ManorCare Health Services' cash management department expenses by a percentage estimate of time spent providing services to Manor Care Realty as well as reimbursement for direct expenses incurred. The Cash Management Agreement will remain in effect for one year from the Effective Date, after which it will renew automatically for one-year periods unless terminated pursuant to the terms of the Cash Management Agreement.

RISK MANAGEMENT CONSULTING SERVICES AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a Risk Management Consulting Services Agreement (the "Risk Management Consulting Services Agreement"), pursuant to which ManorCare Health Services will provide to Manor Care Realty risk management consulting services, including but not limited to insurance renewals, insurance, indemnity and bond contract review, surety bond procurement, regulatory compliance services, environmental management, and risk management services. Manor Care Realty will pay ManorCare Health Services a fixed annual fee for such services as well as reimbursement for insurance and self-insurance plans. The Risk Management Consulting Services Agreement will remain in effect for one year from the Effective Date, after which it will renew automatically for one-year periods unless terminated pursuant to the terms of the Risk Management Consulting Services Agreement.

REALTY NOTE

  In connection with the Distribution and in order to fund the Company's capital expenditures in connection with the expansion of the Assisted Living Business, on or prior to the Effective Date, Manor Care will make or cause to be made the Capital Contribution. In order to fund the cash portion of the Capital Contribution, Manor Care Real Estate will utilize part of the proceeds
of its public offering of $350 million aggregate principal amount of   %
senior notes due 2008 and borrowings under the Credit Facilities. As part of the Capital Contribution, Manor Care will contribute or cause to be contributed to ManorCare Health Services the Realty Note to be issued by Manor Care Real Estate and guaranteed by Manor Care Realty. Manor Care may reduce the principal amount of the Realty Note prior to issuance or reduce the amount of the cash portion of the Capital Contribution to the extent Old Senior Notes remain outstanding upon consummation of the Exchange Offer. The Realty Note will have the same general terms (including interest rate and maturity, and parent and subsidiary guarantees) as the Manor Care Notes except that Manor Care Realty may redeem the Realty Note after three years at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest. In addition, ManorCare Health Services has agreed not to transfer the Realty Note on or prior to the sixth month anniversary of the date of issuance thereof. After such date, ManorCare Health Services may transfer the Realty Note without restriction subject to Manor Care Realty's right to redeem the Realty Note. ManorCare Health Services will have certain demand registration rights with respect to all or any portion of the Realty Note. Upon receipt of any such demand, Manor Care Realty is required to use reasonable efforts to register the portion of the Realty Note reflected in the demand of ManorCare Health Services.

  On or after such third anniversary of the issuance of the Realty Note, ManorCare Health Services may request that Manor Care Realty redeem the Realty Note. In the event that ManorCare Health Services requests that Manor Care Realty redeem the Realty Note and Manor Care Realty does not redeem the Realty Note, the interest rate on the Realty Note will increase by 200 basis points; provided that such interest rate will not be so increased unless, as of the time such request for redemption is made, the aggregate amount of rent paid by ManorCare Health Services under the Lease Agreements with respect to all properties subject to such Lease Agreements shall equal or exceed the aggregate Priority Sum for all such properties on a cumulative basis from the Effective Date through the third anniversary thereof (such aggregate amount of rent being herein referred to as the "Threshold Rent"). Solely for purposes of calculating the Threshold Rent, (i) the aggregate Priority Sum for the fiscal year ended May 31, 1999 shall be deemed to be the aggregate Priority Sum calculated pursuant to the Lease Agreements plus $5 million and (ii) the aggregate Priority Sum for the fiscal year ended May 31, 2000 and thereafter shall be deemed to be the aggregate Priority Sum calculated pursuant to the Lease Agreements plus $10 million.

  Manor Care Realty's high degree of leverage could adversely affect Manor Care Realty's ability to pay principal and interest on or to redeem the Realty Note and may adversely affect the ability of ManorCare Health Services to sell the Realty Note. Manor Care Realty may not have adequate funds to effect the redemption of the Realty Note and in such case may seek to obtain such funds through additional debt or equity financing. There can be no assurance that Manor Care Realty would be able to obtain such funds.

  The terms of the Realty Note will not limit in any way ManorCare Health Services' use of the proceeds thereof. ManorCare Health Services intends to use the proceeds of the Realty Note for general corporate purposes, which may include debt service, working capital or acquisition financing. The failure of Manor Care Realty to pay principal and interest on the Realty Note in a timely manner or the inability of ManorCare Health Services to sell the Realty Note to a third party for its principal amount could have a material adverse effect on ManorCare Health Services.

                                   FINANCING

THE CAPITAL CONTRIBUTION

  In connection with the Distribution and in order to fund the Company's capital expenditures in connection with the expansion of the Assisted Living Business, on or prior to the Effective Date, Manor Care will make or cause to be made the Capital Contribution. In order to fund the cash portion of the Capital Contribution, Manor Care Real Estate will utilize part of the proceeds of its public offering of $350 million aggregate principal amount of the Manor Care Notes and borrowings under the Credit Facilities. As part of the Capital Contribution, Manor Care will contribute or cause to be contributed to ManorCare Health Services the Realty Note which will be issued by Manor Care Real Estate and guaranteed by Manor Care Realty. For a description of the Realty Note, see "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--The Realty Note."

CONCURRENT MANOR CARE REAL ESTATE FINANCINGS

  In connection with the Distribution, Manor Care Real Estate is offering $350 million aggregate principal amount of the Manor Care Notes. The Manor Care Notes will be fully and unconditionally guaranteed on a senior and joint and several basis by Manor Care Realty's present and future subsidiaries, other than certain unrestricted subsidiaries. In addition, Manor Care Real Estate is negotiating a commitment letter with Chase and CSI relating to a $150 million term loan facility and a $300 million revolving credit facility (the "Credit Facilities"). It is anticipated that the Credit Facilities will be secured by a majority of the assets of Manor Care Realty and Manor Care Real Estate, by a pledge of the capital stock of Manor Care Real Estate and Manor Care Realty's other subsidiaries and by an assignment of certain agreements with ManorCare Health Services, and, subject to the terms and conditions thereof, will be available for general corporate purposes and working capital purposes. In addition, Manor Care anticipates that the Credit Facilities will be fully and unconditionally guaranteed by Manor Care Realty and substantially all of Manor Care Realty's present and future subsidiaries. Manor Care will utilize part of the proceeds from the sale of the Manor Care Notes and borrowings under the Credit Facilities to fund the cash portion of the Capital Contribution. In the event that the commitment letter is executed, Chase and CSI will commit to purchase a portion of such facility and will use their commercially reasonable efforts to arrange the balance of such facility with other lenders.

THE MCHS CREDIT FACILITY

  The Company is negotiating a commitment letter (the "Commitment Letter") with Chase and CSI pursuant to which Chase will agree to act as administrative agent for a syndicate of financial institutions for the MCHS Credit Facility described below and CSI will agree to act as arranger for such credit facilities. The following summary of the anticipated provisions of the Commitment Letter does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Commitment Letter.

  It is anticipated that the Commitment Letter provides for a five-year $100,000,000 revolving credit facility, a portion of which may be used for the issuance of letters of credit.

  It is anticipated that the loans under the MCHS Credit Facility (the "Revolving Loans") will bear interest, at the Company's option, at LIBOR or Chase's adjusted base rate, in each case plus a variable margin which will be adjusted depending on the Company's senior, unsecured long-term debt rating by Standard & Poor's Corporation and Moody's Investor's Service. The Company anticipates paying a variable quarterly facility fee on the full amount of the MCHS Credit Facility, irrespective of usage.

  The Company expects that the MCHS Credit Facility will be used for general corporate purposes, including working capital, capital expenditures and acquisitions.

  The Company expects that the Credit Agreement will contain covenants customary for transactions of this type, including, without limitation, restrictions on indebtedness; liens and sale-leaseback transactions; investments, loans and advances; mergers and consolidations; asset sales; transactions with affiliates; business of the Company and subsidiaries; and agreements restricting dividends, intercompany loans and advances by subsidiaries. The Credit Agreement will also contain financial covenants including ratio of consolidated EBITDA to consolidated interest and rent expenses and ratio of total debt to consolidated EBITDA.

  It is anticipated that events of default under the MCHS Credit Facility will include, without limitation, and subject to certain cure periods and exceptions: (i) the nonpayment of principal, interest, fees and other amounts payable when due; (ii) the failure to observe or perform any covenant or undertaking contained in the documentation for the MCHS Credit Facility; (iii) any representation or warranty shall prove to have been incorrect in any material respect when made; (iv) a change of control of the Company; (v) the existence of defaults with respect to any material indebtedness of the Company;
(vi) the occurrence of certain material adverse events with respect to ERISA plans; (vii) the imposition of certain judgment defaults on the Company or the commencement of a voluntary or involuntary bankruptcy of the Company or any of its subsidiaries; and (viii) material default by the Company under material agreements with Manor Care Realty. In the event that the commitment letter is executed, Chase and CSI will commit to purchase a portion of such facility and will use their commercially reasonable efforts to arrange the balance of such facility with other lenders.

NEW MCHS SENIOR NOTES

  In connection with the Distribution, ManorCare Health Services plans to offer $1,000 principal amount of its 7 1/2% Senior Notes due June 15, 2006 (the "New MCHS Senior Notes") in exchange for each $1,000 principal amount of 7 1/2% Senior Notes due June 15, 2006 of Manor Care properly tendered (the "Old Senior Notes"). Concurrently with the Exchange Offer, Manor Care plans to solicit (the "Solicitation") consents ("Consents") to certain amendments (the "Proposed Amendments") to the indenture governing the Old Senior Notes (the "Old Indenture"). The Proposed Amendments would, among other things, eliminate the covenants in the Old Indenture that restrict (i) the creation, incurrence or assumption of liens, (ii) sale leaseback transactions and (iii) transactions with affiliates. If Consents are received from the holders of at least a majority in principal amount of the Old Senior Notes (the "Requisite Consents"), the Old Indenture will be amended in accordance with the Proposed Amendments. As a result of the Exchange Offer, ManorCare Health Services, not Manor Care Realty, will be the obligor on the New MCHS Senior Notes; and Manor Care Realty, not ManorCare Health Services, will remain the obligor on the Old Senior Notes. Consummation of the Exchange Offer is conditioned upon, among other things, acceptance of the Exchange Offer by holders of at least a majority in principal amount of the Old Senior Notes (the "Minimum Tender Condition") and consummation of the Distribution. Manor Care may in its reasonable discretion waive any such conditions and accept for exchange any Old Senior Notes properly tendered. Holders of Old Senior Notes who tender into the Exchange Offer will be required, as a condition to valid tender, to have given their Consent to the Proposed Amendments. The Proposed Amendments will become operative only upon consummation of the Exchange Offer. If the Exchange Offer is consummated, then, unless the Requisite Consents have not been obtained, the Proposed Amendments will become effective and each nonexchanging holder of the New MCHS Senior Notes will be bound by such amendment even though such holder did not consent to the Proposed Amendment. The principal amount of the Realty Note may be decreased to the extent that Old Senior Notes remain outstanding upon consummation of the Exchange Offer.

  The New MCHS Senior Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with all senior debt of the Company. After giving pro forma effect to the Distribution and related transactions as if they occurred on August 31, 1997, ManorCare Health Services would have had approximately $45.6 million of secured indebtedness, principally mortgage bond indebtedness. The New MCHS Senior Notes will be issued pursuant to an indenture between the Company and the Wilmington Trust Company, as trustee.

  The aggregate principal amount of the New MCHS Senior Notes will be limited to $150 million. The New MCHS Senior Notes will mature on June 15, 2006 and will bear interest at the rate of 7 1/2% per annum.

  The New MCHS Senior Notes will be redeemable, at the option of ManorCare Health Services, in whole at any time or in part from time to time at a redemption price equal to the greater of (i) 100% of their principal amount and
(ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semiannual basis, at the Treasury Rate (as defined in the indenture), plus 15 basis points, plus accrued interest thereon to the date of redemption.

  The New MCHS Senior Notes Indenture contains certain covenants which impose certain limitations and restrictions on the ability of the Company to (i) create, incur or assume liens, (ii) enter into sale leaseback transactions and
(iii) enter into affiliated transactions.

  The Exchange Offer will expire at 12:00 midnight, New York City time, on
      , 1998 or at any later time and date to which the Exchange Offer may be extended by Manor Care.

                         PRO FORMA CAPITALIZATION

  The following table sets forth the unaudited pro forma capitalization of ManorCare Health Services at August 31, 1997. This data should be read in conjunction with the pro forma balance sheet and the introduction to the pro forma financial statements appearing elsewhere in this Information Statement. The pro forma capitalization table has been derived from the historical financial statements and reflects certain pro forma adjustments as if the Distribution had been consummated as of August 31, 1997. See "PRO FORMA FINANCIAL DATA OF MANORCARE HEALTH SERVICES."

                                                     AUGUST 31, 1997
                                             ----------------------------------
                                             HISTORICAL ADJUSTMENT    PRO FORMA
                                             ---------- ----------    ---------
                                              (IN THOUSANDS, EXCEPT SHARES)
                                                       (UNAUDITED)
Long-term debt:
  New MCHS Senior Notes.....................       --    $149,500 (1) $149,500
  Long-term debt............................  $193,308    (30,000)(3)  163,308
                                              --------   --------     --------
    Total long-term debt....................   193,308    119,500      312,808
Equity:
  Investments and advances from Manor Care..   277,235   (277,235)         --
  Common stock, par value $.01, authorized
   160.0 million shares, outstanding 63.7
   million shares...........................       --         637 (2)      637
  Additional paid-in capital................       --     680,816 (2)  680,816
                                              --------   --------     --------
Total capitalization........................  $470,543   $523,718     $994,261
                                              ========   ========     ========

--------

(1) Reflects the issuance by ManorCare Health Services of the New MCHS Senior Notes pursuant to the Exchange Offer and assumes that all of the holders of the Old Senior Notes accept the Exchange Offer. The consummation of the Exchange Offer is conditioned on, among other things, acceptance of the Exchange Offer by holders of at least a majority in principal amount of the outstanding Old Senior Notes. Obligations with respect to Old Senior Notes not exchanged will remain obligations of Manor Care Realty following the Distribution. Manor Care may reduce the principal amount of the Realty Note prior to issuance or reduce the amount of the cash portion of the Capital Contribution to the extent Old Senior Notes remain outstanding upon consummation of the Exchange Offer.

(2) Reflects the contribution of the net assets from Manor Care in connection with the Distribution Agreement.

(3) Reflects the payment of ManorCare Health Services' allocated portion of the amounts drawn on Manor Care's Existing Revolving Credit Facility related to the Vitalink tender offer.

                           PRO FORMA FINANCIAL DATA

  ManorCare Health Services was formed by Manor Care for the purpose of effecting the Distribution and has no operating history as a separate, independent company. The historical combined financial statements of ManorCare Health Services reflect periods during which ManorCare Health Services did not operate as a separate, independent company, and certain assumptions were made in preparing such financial statements. The historical combined financial statements of ManorCare Health Services may not necessarily reflect the consolidated results of operations or financial position of ManorCare Health Services or what the results of operations would have been if ManorCare Health Services had been a separate, independent company during such periods.

  The unaudited pro forma combined condensed statements of income for the fiscal year ended May 31, 1997 and the three month period ended August 31, 1997 give effect to the Distribution and related transactions (including the Exchange Offer, the Lease Agreements, and the Assisted Living Facility Management Agreement) as if such transactions occurred on June 1, 1996 and June 1, 1997, respectively and the Vitalink merger ("TeamCare Merger") with and into TeamCare, Inc. ("TeamCare") as if it had occurred on June 1, 1996. The unaudited pro forma combined condensed statements of income for the fiscal year ended May 31, 1997 and the three month period ended August 31, 1997 have been prepared by adjusting the historical combined statements of income to reflect the Distribution and related transactions as if they had been effected on June 1, 1996 and June 1, 1997, respectively.

  The unaudited pro forma combined condensed balance sheet at August 31, 1997 gives effect to the Distribution and related transactions (including the Exchange Offer and the Lease Agreements) as if such transactions had occurred at that date. Such balance sheet has been prepared by adjusting the historical combined balance sheet to reflect the Distribution and related transactions as if they had been effected on August 31, 1997.

  The unaudited pro forma financial statements should be read in conjunction with the financial data presented elsewhere in this Information Statement. The pro forma financial data are presented for informational purposes only and may not reflect the future results of operations or financial position of ManorCare Health Services or what the results of operations or financial position would have been had ManorCare Health Services operated as a separate, independent company during such periods.

                         MANORCARE HEALTH SERVICES
                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                     FOR THE FISCAL YEAR ENDED MAY 31, 1997

           (IN THOUSANDS, EXCEPT EARNINGS PER SHARE) (UNAUDITED)

                                                                  PRO FORMA ADJUSTMENTS
                                                            ---------------------------------------
                                       TEAM                                  LEASE       MANAGEMENT     PRO
                          HISTORICAL   CARE       SUBTOTAL  DISTRIBUTION   AGREEMENTS    AGREEMENT     FORMA
                          ---------- --------     --------  ------------   ----------    ----------  ----------
Revenues................   $471,152  $192,364 (h) $663,516    $ (1,603)(a) $1,017,570(c)   $2,483(e) $1,681,966
Expenses:
 Operating expenses.....    413,762   170,681 (h)  584,443      (2,081)(a)    733,362(c)    2,081(e)  1,494,809
                                                                              177,004(d)
 Depreciation and
  amortization..........     20,135     8,027 (h)   28,162        (365)(a)                               27,797
 General corporate and
  other.................      8,385       --         8,385         (77)(a)     59,774(b)                 70,592
                                                                 2,510 (b)
                           --------  --------     --------    --------     ----------      ------    ----------
 Total expenses.........    442,282   178,708      620,990         (13)       970,140       2,081     1,593,198
                           --------  --------     --------    --------     ----------      ------    ----------
Income before other
 income and (expenses)
 and income taxes.......     28,870    13,656 (h)   42,526      (1,590)        47,430         402        88,768
Other income and
 (expenses):
 Gain on issuance of
  Vitalink stock........     50,271       --        50,271                                               50,271
 Minority interest
  expense...............     (3,881)   (4,068)(h)   (7,949)                                              (7,949)
 Interest expense.......    (17,317)   (7,737)(h)  (25,054)    (11,250)(f)                              (25,113)
                                                                11,191 (a)
 Interest income and
  other.................      2,162       127 (h)    2,289      21,875 (g)                               24,164
                           --------  --------     --------    --------     ----------      ------    ----------
Income before income
 taxes..................     60,105     1,978       62,083      20,226         47,430         402       130,141
Provision for income
 taxes..................     23,917     4,175 (h)   28,092       8,090 (i)     18,684(i)      208(i)     55,074
                           --------  --------     --------    --------     ----------      ------    ----------
Net income (loss).......   $ 36,188  $ (2,197)    $ 33,991    $ 12,136     $   28,746      $  194    $   75,067
                           ========  ========     ========    ========     ==========      ======    ==========
Outstanding shares of
 common stock...........                                                                                 63,257
Earnings per share......                                                                             $     1.19
                                                                                                     ==========

     The accompanying notes are an integral part of this pro forma combined condensed income statement.

                         MANORCARE HEALTH SERVICES

             PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                FOR THE THREE MONTHS ENDED AUGUST 31, 1997

           (IN THOUSANDS, EXCEPT EARNINGS PER SHARE) (UNAUDITED)

                                           PRO FORMA ADJUSTMENTS
                                     ---------------------------------------
                                                      LEASE       MANAGEMENT    PRO
                          HISTORICAL DISTRIBUTION   AGREEMENTS    AGREEMENT    FORMA
                          ---------- ------------   ----------    ----------  --------
Revenues................   $158,696    ($1,035)(a)   $278,102 (c)   $1,169(e) $436,932
Expenses:
 Operating expenses.....    153,619     (1,099)(a)    205,385 (c)    1,099(e)  403,446
                                                       44,442 (d)
 Depreciation and
 amortization...........      7,199       (260)(a)                               6,939
 General corporate and
 other..................      3,292        (73)(a)      9,895 (b)               13,921
                                           807 (b)
                           --------    -------       --------       ------    --------
 Total expenses.........    164,110       (625)       259,722        1,099     424,306
                           --------    -------       --------       ------    --------
Income before other
 income and (expenses)
 and income taxes.......     (5,414)      (410)        18,380           70      12,626
Minority interest
 expense................      7,301                                              7,301
Interest expense........     (4,527)     3,112 (a)                              (4,228)
                                        (2,813)(f)
Interest income and
 other..................        426      5,469 (g)                               5,895
                           --------    -------       --------       ------    --------
Income before income
 taxes..................     (2,214)     5,358         18,380           70      21,594
Provision for income
 taxes..................        750      2,143 (i)      6,920 (i)       28(i)    9,841
                           --------    -------       --------       ------    --------
Net income (loss).......   $ (2,964)   $ 3,215       $ 11,460       $   42    $ 11,753
                           ========    =======       ========       ======    ========
Outstanding shares of
 common stock...........                                                        63,708
Earnings per share......                                                      $   0.18
                                                                              ========

     The accompanying notes are an integral part of this pro forma combined condensed income statement.

                         MANORCARE HEALTH SERVICES

                PRO FORMA COMBINED CONDENSED BALANCE SHEET

                        AUGUST 31, 1997 (UNAUDITED)

                                                    PRO FORMA
                                       HISTORICAL  ADJUSTMENTS       PRO FORMA
                                       ---------- --------------     ----------
                                                  (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents...........  $ 23,631  $      250,000 (a) $  222,126
                                                          (9,005)(b)
                                                         (30,000)(a)
                                                         (12,500)(d)
  Other current assets................   132,617         119,586 (d)    277,939
                                                          25,901 (e)
                                                            (165)(b)
                                        --------  --------------     ----------
  Total current assets................   156,248         343,817        500,065
Property and Equipment................   222,772          14,605 (a)    218,829
                                                         (18,548)(b)
Goodwill, net.........................   351,668             --         351,668
Realty Note...........................       --          250,000 (a)    250,000
Other assets..........................    52,079          28,516 (a)     91,830
                                                            (759)(b)
                                                          11,994 (e)
                                        --------  --------------     ----------
Total assets..........................  $782,767  $      629,625     $1,412,392
                                        ========  ==============     ==========
LIABILITIES AND EQUITY
Current liabilities...................  $ 62,845  $         (509)(b) $  158,351
                                                          55,496 (d)
                                                          24,326 (e)
                                                          16,193 (f)
Long-term debt........................   117,748         149,500 (c)    267,248
Due to ManorCare......................    75,560         (45,560)(c)        --
                                                         (30,000)(a)
Mortgage Notes........................       --           45,560 (c)     45,560
Other noncurrent liabilities..........    71,951          25,500 (e)     82,352
                                                         (14,440)(f)
                                                            (659)(b)
Minority interest.....................   177,428             --         177,428
                                        --------  --------------     ----------
Total liabilities.....................   505,532         225,407        730,939
Total equity..........................   277,235         543,121 (a)    681,453
                                                         (27,309)(b)
                                                        (149,500)(c)
                                                          51,590 (d)
                                                         (11,931)(e)
                                                          (1,753)(f)
                                        --------  --------------     ----------
Total liabilities and equity..........  $782,767  $      629,625     $1,412,392
                                        ========  ==============     ==========

     The accompanying notes are an integral part of this pro forma combined condensed balance sheet.

NOTES TO PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME

(a) Reflects the elimination of revenues, income and expenses associated with facilities which opened during fiscal year 1997 (the "Developed Properties") and the reversal of intercompany interest allocated to ManorCare Health Services. These facilities would not have been purchased by ManorCare Health Services under the terms of the Development Agreement until such facilities achieved 75% occupancy.

(b) Reflects net additional annual costs of $2.5 million, or $0.8 million per quarter, associated with staffing of human resources, finance, legal, information technology, cash management and accounting personnel; directors costs and the transfer of expenses to ManorCare Health Services. Transferred expenses of $59.8 million for the fiscal year ended May 31, 1997 and $9.9 million for the three months ended August 31, 1997 are related to functions which will be transferred to ManorCare Health Services. These functions include finance and accounting, information resources, legal, human resources, community and program development, product management, and acquisitions. Costs are transferred based on the historical costs incurred for these functions by Manor Care, Inc.

(c) Reflects revenues and operating expenses of skilled nursing facilities owned by Manor Care Realty and leased by ManorCare Health Services under the terms of the Lease Agreements.

(d) Reflects lease payments to Manor Care Realty for skilled nursing facilities under the terms of the Lease Agreements.

(e) Reflects revenues and expenses associated with management of the Developed Properties under the terms of the Assisted Living Facility Management Agreement. The income from operations of the Developed Properties totaled a loss of $0.9 million for fiscal year 1997. Income from operations of the Developed Properties equals revenues ($1.6 million) less operating expenses ($2.1 million), general corporate and other expenses ($0.1 million) and depreciation and amortization ($0.4 million). If the Distribution had taken place on June 1, 1996, the income from operations of the Developed Properties would have been equal to the management fee income of $0.4 million; operating expenses of $2.1 million would have been unchanged; and general corporate and other expenses and depreciation and amortization would have been booked by the developer, Manor Care Realty. Accordingly, if the Distribution had taken place on June 1, 1996, revenues would have been equal to $2.5 million, the sum of the management fee income of $0.4 million plus reimbursement of the operating expenses of $2.1 million. The income from operations of the Developed Properties totaled a loss of $0.4 million for the three months ended August 31, 1997. Income from operations is equal to historical revenues ($1.0 million) less operating expenses (1.1 million), general corporate and other expenses ($0.1 million) and depreciation and amortization ($0.3 million). If the Distribution had taken place on June 1, 1997, the income from operations of the Developed Properties would have been equal to the management fee income of $0.1 million; operating expenses of $1.1 million would have been unchanged; and general corporate and other expenses and depreciation and amortization would have been booked by the developer, Manor Care Realty. Accordingly, if the Distribution had taken place on June 1, 1997, revenues would have been equal to $1.2 million, the sum of the management fee income of $0.1 million plus reimbursement of the operating expenses of $1.1 million.

(f) Reflects interest expense associated with the issuance of $149.5 million of New MCHS Senior Notes.

(g) Reflects interest income earned at an estimated 8.75% on the Realty Note contributed to ManorCare Health Services on the Effective Date. The final rate will be fixed and will be the same as that on the $350 million of Manor Care Notes. The effect of a 1/8% change in rate is $0.3 million.

(h) Reflects TeamCare operations from June 1, 1996 to January 31, 1997, the portion of the fiscal year prior to the TeamCare Merger.

(i) Reflects tax effect of adjustments made pursuant to notes (a) through (h).

NOTES TO PRO FORMA COMBINED CONDENSED BALANCE SHEET

(a) Reflects additional cash of $250.0 million, the Realty Note and certain other assets contributed to ManorCare Health Services at the Effective Date, as well as the repayment of ManorCare Health Services' portion of the revolver related to the Vitalink tender offer.

(b) Reflects the elimination of assets and liabilities attributable to the Developed Properties and payment of transaction fees totaling $9.0 million.

(c) Reflects the issuance of $149.5 million of New MCHS Senior Notes and of mortgages associated with certain ManorCare Health Services properties.

(d) Reflects the non-cash working capital of the skilled nursing facilities to be transferred to ManorCare Health Services pursuant to the terms of the Distribution Agreement. The working capital will be transferred to ManorCare Health Services, as lessee, operator and manager of these facilities pursuant to the Lease Agreements. Accordingly, the functions of cash collections and payments will be assumed by ManorCare Health Services after the Distribution. Manor Care Realty will dividend the working capital to ManorCare Health Services at the date of Distribution; ManorCare Health Services will reimburse Manor Care Realty for up to $12.5 million of this amount.

(e) Reflects the assumption of benefits and workers' compensation liabilities by the Company pursuant to the Employee Benefits Allocation Agreement.

(f) Reflects the allocation of deferred tax liabilities to the Company pursuant to the Tax Allocation Agreement.

                    SELECTED HISTORICAL FINANCIAL DATA

  The statements of income data for the fiscal years ended May 31, 1997, 1996 and 1995 and the balance sheet data for the fiscal years ended May 31, 1997 and 1996 are derived from the audited combined financial statements of ManorCare Health Services. The statements of income data for the fiscal years ended May 31, 1994 and May 31, 1993 and the balance sheet data at May 31, 1995, May 31, 1994 and May 31, 1993 are derived from unaudited combined financial statements of ManorCare Health Services that, in the opinion of ManorCare Health Services, reflect all adjustments consisting of normal recurring adjustments necessary to present fairly the information set forth below. The statements of income data for the three month periods ended August 31, 1997 and 1996 and the balance sheet data as of August 31, 1997 are derived from the unaudited combined financial statements of ManorCare Health Services. The following selected historical financial data of ManorCare Health Services should be read in conjunction with the historical combined financial statements and notes thereto included elsewhere in this Information Statement. The historical combined financial statements of ManorCare Health Services may not necessarily reflect the results of operations or financial position that would have been obtained had ManorCare Health Services been a separate, independent company. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION." Earnings per share data are presented elsewhere in this Information Statement and on a pro forma basis only. See "PRO FORMA FINANCIAL DATA."

                          THREE MONTHS ENDED
                              AUGUST 31,               FISCAL YEARS ENDED MAY 31,
                          -------------------- -----------------------------------------------
                            1997       1996      1997      1996      1995      1994     1993
                          ---------  --------- --------  --------  --------  --------  -------
                             (UNAUDITED)                                       (UNAUDITED)
                                                     (IN THOUSANDS)
STATEMENTS OF INCOME
 DATA:
Revenues................  $ 158,696  $ 86,253  $471,152  $263,047  $125,987  $106,374  $73,444
Expenses:
  Operating expenses....    153,619    74,533   413,762   227,410    99,011    85,598   57,663
  Depreciation and
   amortization.........      7,199     3,718    20,135    11,583     6,090     4,339    2,738
  General corporate and
   other................      3,292     1,814     8,385     9,195     2,957       837      894
  Provision for asset
   impairment...........        --        --        --      1,200       --        --       --
                          ---------  --------  --------  --------  --------  --------  -------
    Total expenses......    164,110    80,065   442,282   249,388   108,058    90,774   61,295
                          ---------  --------  --------  --------  --------  --------  -------
Income before other
 income and (expenses)
 and income taxes.......     (5,414)    6,188    28,870    13,659    17,929    15,600   12,149
Other income and
 (expenses):
  Gain on issuance of
   Vitalink stock.......        --        --     50,271       --        --        --       --
  Interest expense......     (4,527)   (3,840)  (17,317)  (11,387)   (3,898)   (1,698)  (1,684)
  Other income
   (expenses), net......      7,727       150    (1,719)      276    (1,152)     (934)    (446)
                          ---------  --------  --------  --------  --------  --------  -------
Income before income
 taxes..................     (2,214)    2,498    60,105     2,548    12,879    12,968   10,019
Income taxes............        750     1,273    23,917     1,437     6,055     6,271    4,488
                          ---------  --------  --------  --------  --------  --------  -------
Net income..............  $  (2,964) $  1,225  $ 36,188  $  1,111  $  6,824  $  6,697  $ 5,531
                          =========  ========  ========  ========  ========  ========  =======
                           AS OF AUGUST 31,                   AS OF MAY 31,
                          -------------------- -----------------------------------------------
                                 1997            1997      1996      1995      1994     1993
                          -------------------- --------  --------  --------  --------  -------
                             (UNAUDITED)                                  (UNAUDITED)
                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets............       $782,767        $787,377  $334,880  $134,502  $ 80,850  $64,380
Long-term debt..........        193,308         180,843    51,387     1,837       106      134
Investments and advances
 from Manor Care........        277,235         277,066   193,807    90,020    43,345   31,343

                         THREE MONTHS ENDED
                             AUGUST 31,                 FISCAL YEARS ENDED MAY 31,
                         --------------------  -------------------------------------------------
                           1997       1996       1997       1996      1995      1994      1993
                         ---------  ---------  ---------  --------  --------  --------  --------
                             (UNAUDITED)                                         (UNAUDITED)
                                                     (IN THOUSANDS)
OTHER FINANCIAL DATA:
EBITDA(1)............... $   1,785  $   9,906  $  49,005  $ 26,442  $ 24,019  $ 19,939  $ 14,887
EBITDA margin...........      1.12%     11.48%     10.40%    10.05%    19.06%    18.74%    20.27%
Ratio of EBITDA to
 interest expense.......      0.39x      2.58x      2.83x     2.32x     6.16x    11.74x     8.84x
Cash provided (used) by
 operating activities...   (11,015)     8,793      4,401     8,043    16,701       n/a       n/a
Cash provided by (used
 in) investing
 activities.............     6,938    (20,083)  (185,602)  (86,603)  (59,183)      n/a       n/a
Cash provided by
 financing activities...    13,222      8,663    172,097   101,908    42,072       n/a       n/a
Investment in property
 and equipment..........     4,246      9,527     39,974    32,001    25,020       n/a       n/a

--------

(1) EBITDA represents earnings before interest, income taxes, depreciation, amortization and certain other special charges, including the addition of $1.2 million in fiscal year 1996 relating to the impairment of assets. EBITDA is presented to assist in understanding ManorCare Health Services' operating results. Additionally, certain covenants in the MCHS Credit Facility are expected to be calculated based on EBITDA. EBITDA is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. The items excluded from the calculation of EBITDA are significant components in understanding and assessing the financial performance of ManorCare Health Services. EBITDA is included herein to provide additional information with respect to the ability of ManorCare Health Services to meet future debt service, capital expenditures and working capital requirements. See ManorCare Health Services' consolidated financial statements and the notes thereto appearing elsewhere in this Information Statement.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

  A number of significant factors, which are discussed below, affected the combined results of operations, financial condition and liquidity of the Company during the three fiscal years ended May 31, 1997, May 31, 1996 and May 31, 1995 and the three months ended August 31, 1997. This discussion should be read in conjunction with the Combined Financial Statements and notes thereto for such fiscal years included elsewhere in this Information Statement. The Company's results of operations, liquidity and capital resources are derived from the combined financial statements of ManorCare Health Services, Inc. The combined financial statements include the results of operations of Vitalink Pharmacy Services, Inc. ("Vitalink"), In Home Health, Inc. ("In Home Health") and the Company's assisted living operations as they were operated by Manor Care. However, since the Company was operated as part of Manor Care during the periods presented, these financial statements may not necessarily reflect the consolidated results of operations or financial position of the Company or what the results of operations would have been if the Company had been an independent, public company during those periods.

  The health care industry is highly regulated by federal, state and local law. See "Risk Factors--Regulation" and "Business--Government Regulation." Certain of these regulations apply to the relationship between ManorCare Health Services and Manor Care Realty, Vitalink and In Home Health, including the provisions of the Medicare related party rule and the federal and state anti-remuneration laws. The Medicare related party rules limit the amount the Medicare program will reimburse for products and services provided by a related party. See "Business--Government Regulation--Related Party Rule." Manor Care has treated Vitalink and In Home Health as related parties in compliance with these rules. ManorCare Health Services intends to continue to treat Vitalink and In Home Health as related parties and also plans to treat Manor Care Realty as a related party. Accordingly, ManorCare Health Services does not expect that the Medicare related party rule will have a material effect on the conduct of its business. The anti-remuneration laws govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. See "Business--Government Regulation--Anti-remuneration laws." Manor Care has treated Vitalink and In Home Health as separate entities for purpose of the anti-remuneration laws. ManorCare Health Services intends to continue to treat Vitalink and In Home Health as separate entities and also plans to treat Manor Care Realty as a separate entity. Accordingly, ManorCare Health Services does not expect that the anti-remuneration laws will have a material effect on the conduct of its business.

OVERVIEW AND OUTLOOK

  The Company owns and operates assisted living facilities serving primarily the private pay elderly market. The Company's assisted living facilities operate under the brand names "Springhouse" and "Arden Courts." Springhouse facilities serve the general assisted living population of frail elderly, while Arden Courts facilities are specifically focused on providing care to persons suffering from early to middle-stage Alzheimer's disease and related memory impairment. These assisted living facilities provide housing, personalized support and health care services in a non-institutional setting designed to address the individual needs of the elderly or Alzheimer's afflicted requiring regular assistance with activities of daily living, such as eating, bathing, dressing and personal hygiene, but who do not require the level of care provided by a skilled nursing facility.

  The Company also owns approximately 51% of Vitalink and 64% of the voting stock of In Home Health. Vitalink is a publicly traded institutional pharmacy company which provides medications, consulting, infusion and other ancillary services to approximately 172,000 institutional beds as well as to home infusion patients through 57 pharmacies. In Home Health is a publicly traded company which provides a broad range of professional and support services to clients requiring medical and personal assistance in their homes. Services provided include nursing care, infusion therapy, rehabilitation, and personal care.

  The Company's sources of revenues consist of assisted living revenues, pharmacy revenues generated through the ownership and operations of institutional pharmacies, and home health revenues generated through nursing, infusion therapy, hospice, rehabilitation, personal care and homemaking. The Company's operating expenses consist of operating and payroll expenses relating to the assisted living facilities and all of the costs of the pharmacy and home health operations.

  Manor Care has increased skilled nursing capacity by approximately 2.5% annually over the last five fiscal years. Overall occupancy has remained relatively stable during this period. Occupancy for mature facilities--those facilities owned by Manor Care for a full two-year period--decreased from 90.3% to 89.8%, between fiscal year 1996 and fiscal year 1997. This decline in occupancy has resulted in an annual decrease in revenues of approximately $5 million. During the five-year period from fiscal year 1993 to fiscal year 1997, the Company has increased assisted living capacity substantially, from 3 facilities with 321 beds to 31 facilities with 3,173 beds.

  Despite increasing competition for private pay customers, Manor Care has consistently maintained a high ratio of private pay revenues. The slight decline in Manor Care's private pay mix over the past four years can be attributed primarily to the inroads that assisted living providers have achieved in this market segment.

RESULTS OF OPERATIONS

  Revenues recorded under Federal and state medical assistance programs are subject to adjustment upon audit by appropriate government agencies (see "Revenue Recognition" footnote disclosure). For fiscal years 1997, 1996 and 1995, these revenues amounted to $188.0 million, $108.5 million and $39.9 million, respectively. In the opinion of management, any difference between revenues recorded and final determination will not be significant. The increase in revenues subject to audit adjustment is due, in large part, to acquisitions made by Vitalink and, in fiscal year 1996, to the investment in In Home Health. The Company does not anticipate a material effect on revenues as a result of the Balanced Budget Act of 1997. However, the regulations pertaining to this Act have neither been proposed nor implemented, and therefore, this preliminary conclusion may change as a result. If the regulations do have a material effect on the Company, the Company will disclose any such material effect as may be required.

 Comparison of Three Months Ended August 31, 1997 vs. Three Months Ended August 31, 1996

  PHARMACY. Pharmacy revenues increased $78.9 million or 200% for the three month period ended August 31, 1997, primarily due to the contribution from TeamCare, which was acquired in February, 1997. Excluding TeamCare revenues, net revenues for the three months ended August 31, 1997 increased $8.6 million or 21.9% over the earlier period. The increase is due to revenues contributed by the acquisition of Medisco effective July 31, 1996, an increase in beds obtained through marketing and sales efforts and increased revenues per bed.

  Gross profit for the three months ended August 31, 1997 was $56.9 million, an increase of $37.5 million or 193.8% over the same period last year. The gross profit margin was 48.1% for the three months ended August 31, 1997, compared to 49.2% for the same period last year. The reduction in gross margin percentage was due to a variety of pricing related factors, including certain third party reimbursement reductions and changes in customer base.

  Operating expenses (excluding costs of goods sold) increased $34.4 million or 256% for the three month period ended August 31, 1997. Included in operating expense is an unusual item representing a non-recurring charge of $2.7 million relating to costs associated with the August 1997 resignation of Vitalink's Chief Executive Officer and $0.4 million for the consolidation of all corporate functions in Naperville, IL. Excluding the unusual item, operating expenses increased $31.3 million to $44.7 million or 37.8% of net revenues in first quarter of 1998 compared to $13.4 million or 34.0% of net revenues in the year ending period. The increase is primarily attributable to the inclusion of TeamCare results effective February 1, 1997. The increase in operating costs as a percentage of net revenue is attributable to a variety of factors, including TeamCare's higher payroll costs as a percentage of revenues, TeamCare's higher selling, general and administration costs and the amortization of goodwill and pharmacy contracts arising from the TeamCare Merger ($1.7 million).

  ASSISTED LIVING BUSINESS. Assisted living revenues increased by $3.6 million or 21% from $17.1 million to $20.7 million for the three month period ended August 31, 1997 due to capacity ($3.3 million) and rate ($0.3 million) increases.

  Operating expenses increased by $3.2 million or 24% to $16.5 million for the three month period ended August 31, 1997 compared to $13.3 million for the three month period ended August 31, 1996, as a result of increases in capacity and inflation.

  HOME HEALTH. Home health revenues decreased $10.1 million, primarily due to the adjustment to Medicare receivables reserved in connection with recently received Medicare reimbursement decisions related to the allowableness of community liaison costs and required documentation to support allowable costs. Revenues recorded under the Medicare programs are subject to adjustment upon audit by government intermediaries. As a result of these decisions, In Home also increased recorded reserves for other, unresolved cost disputes by approximately $14 million.

  Operating expenses increased $3.1 million or 10.4% for the three month period ended August 31, 1997 primarily due to a restructuring charge of $2.0 million related to lease costs and related equipment write-offs associated with vacated office sites and to severance agreements with involuntarily terminated employees. This charge was a result of a plan to restructure In Home Health's field operations and reduce its cost structure.

 Comparison of Fiscal Year Results



  PHARMACY. Pharmacy revenues and income from operations increased 94% for fiscal year 1997 or $132.6 million and 48% or $10.8 million, respectively, primarily as a result of the TeamCare Merger ($94.6 million), Vitalink's acquisition of a pharmacy ($12.4 million), and capacity and rate changes at existing pharmacies ($25.6 million). Pharmacy revenues and income from operations increased $28.6 million or 26% and $3.5 million or 19% in fiscal 1996 due to capacity increases ($17.4 million) and Vitalink's acquisition of a pharmacy and infusion business ($5.1 million).

  Operating expenses increased $52.8 million to $100.5 million or 36.8% of net revenues in fiscal 1997 compared to $47.7 million or 33.9% of net revenues in fiscal 1996. The increase was principally attributable to the inclusion of TeamCare results effective February 1, 1997. The increase in operating costs as a percentage of revenues is attributable to a variety of factors, including TeamCare's higher payroll cost as a percentage of net revenues (25.3% for TeamCare v. 20.9% for Vitalink), TeamCare's higher selling, general and administration costs (10.7% v. 8.4%) and the amortization of goodwill and pharmacy contracts arising from the TeamCare Merger ($3 million).

  Gross profit for fiscal 1997 was $133.6 million, an increase of $64.6 million or 90.9% over fiscal 1996. The increase was largely attributable to the TeamCare Merger. The gross profit margin declined to 48.9% from 49.7% principally resulting from comparably less profitable new accounts and reimbursement reductions from certain state Medicaid programs.

  Gross profit for fiscal 1996 was $70.0 million, an increase of $14.0 million, or 25.0% over fiscal 1995. The gross profit margin decreased slightly to 49.7% in fiscal 1996 compared to 49.9% in fiscal 1995.

  Operating expenses (excluding cost of goods sold) increased $10.4 million to $47.7 million or 33.9% of net revenues in fiscal 1996 compared to $37.3 million or 33.2% of net revenues in fiscal 1995. Both payroll and selling, general and administrative expenses increased to support the growth in beds serviced. Payroll as a percentage of net revenues increased to 20.7% from 19.7%, primarily resulting from investments in staff for information systems and selling efforts. The increase in depreciation and amortization is the result of the amortization of pharmacy contracts, goodwill and noncompete agreements obtained in connection with acquired businesses as well as depreciation on capital expenditures from existing pharmacies.

  ASSISTED LIVING. Assisted living revenues increased for fiscal year 1997 by 52.5% or $25.3 million due to increases in rates at existing facilities ($1.9 million), capacity increases ($20.2 million) and occupancy increases ($3.2 million). Assisted living revenues increased $34.3 million or 250% in 1996 due to capacity growth and rate increases. The Company acquired six assisted living facilities and opened five Arden Courts in fiscal year 1996.

  Operating expenses increased $19.1 million to $59.1 million or 80.6% of net revenues in fiscal year 1997 compared to $40.1 million or 83.2% of net revenues in fiscal 1996 as a result of increases in capacity and inflation.

  Operating expenses increased $30.2 million to $40.1 million or 83.2% of net revenues in fiscal year 1996 compared to $9.9 million or 71.4% of net revenues in fiscal 1995, as a result of increases in capacity and inflation. The increase in operating expenses as a percentage of revenue is due to a significant level of new assisted living development.

  HOME HEALTH. Home Health revenues increased 67.7% or $50.2 million for the fiscal year 1997, reflecting a full year of home health operations. The Company's entry into the home health business with the acquisition of In Home Health in October 1995 contributed $74.2 million of revenue or 28% of total fiscal 1996 revenue and represents revenue earned from October 1995 to May 1996.

  Operating expenses increased $50.6 million to $124.5 million or 100.1% of net revenues in fiscal year 1997 compared to $73.9 million or 99.6% of net revenues in fiscal 1996. The increase from 1996 to 1997 represents a full year of expenses in fiscal year 1997 versus eight months of expenses for the fiscal year 1996.

  There were no home health revenue or operating expenses in fiscal year 1995, as the Company entered into the Home Health business as a result of the acquisition of In Home Health on October 24, 1995.

SKILLED NURSING OPERATIONS

  Subsequent to the Distribution, ManorCare Health Services will lease and operate the Skilled Nursing Facilities owned by Manor Care Realty.

THREE MONTHS ENDED AUGUST 31, 1997 COMPARED TO AUGUST 31, 1996

  Revenues increased from $250.2 million to $274.1 million ($23.8 million or 9.5%) in the three months ended August 31, 1997 as compared to the three months ended August 31, 1996. The increase in revenue is partially attributable to increases in rates of 5.8% ($14.5 million) and a 3.2% net increase in bed capacity. The increase in rates includes the incremental impact of settlements with government agencies related to prior period cost reports of approximately $4 million. The growth in bed capacity is attributable to the purchase of 2 nursing facilities (279 beds), openings of newly constructed facilities (497 beds) and is net of the sale of four facilities (498 beds) in the second quarter of 1997.

  Operating expenses increased from $191.5 million to $208.2 million ($16.7 million, or 8.7%). The increase in operating expenses is attributable to additional capacity ($4.4 million) and increased staffing, necessitated by higher patient acuity and more complex product and service offerings. This increase is net of a reduction in operating expenses associated with the sale of the skilled nursing facilities, discussed above. As a result, the gross profit associated with the operation of the skilled nursing facilities increased to $65.8 million from $58.7 million in the previous period. Gross margin as a percentage of sales increased from 23.5% to 24.0%.

  Depreciation and amortization increased from $14.6 million to $16.0 million ($1.4 million or 9.6%) for the three month period ended August 31, 1997 from the same period last year as a result of acquisitions, new construction and increases in property and equipment resulting from the additions and renovations to existing facilities during the past twelve months.

  General corporate and other expense decreased from $14.2 million to $11.3 million ($2.9 million or 20.5%) for the three months ended August 31, 1997 when compared to the same period last year. This decrease was primarily because of downsizing due to reengineering efforts in both organizational and financial systems. General corporate and other expenses represented 4.1% of revenues during the three months ended August 31, 1997 compared to 5.7% for the same period last year. General corporate and other expense includes risk management, information systems, treasury, accounting, legal, human resources and other administrative support functions.

  Interest income from advances to the discontinued lodging operations decreased from $5.1 million to $2.6 million ($2.5 million or 48.7%) for the three months ended August 31, 1997 when compared to the same period last year. This reduction was attributable to the prepayment of approximately $110.0 million of indebtedness due from discontinued lodging operations in the fourth quarter of 1997. Interest income and other increased to $2.6 million from $1.7 million in the prior year.

  Interest expense increased from $5.3 million to $6.8 million ($1.5 million or 28.8%) for the three months ended August 31, 1997 when compared to the same period last year. The increase was attributable to the increase in the average outstanding balance of the Existing Revolving Credit Facility during the current period when compared to the same period last year. Interest capitalized in conjunction with construction programs amounted to $0.8 million and $1.1 million in the three months ended August 31, 1997 and 1996, respectively.

  The effective income tax rate of 38.2% in the quarter ended August 31, 1997 is consistent with 39.3% effective tax rate in the comparable period in the prior year.

  Income from continuing operations was $22.8 million ($0.36 per share) compared to $19.0 million ($0.30 per share) in the prior period.

FISCAL 1997 COMPARED TO FISCAL 1996

  Revenues increased from $985.2 million to $1.1 billion ($71.0 million or 7%) in fiscal 1997 compared to the prior year. The increase in revenues is attributable to an increase in average daily rates of approximately 6% ($61 million) and an increase in bed capacity of approximately 5.7%. The increase in average rates includes the incremental impact of settlements with government agencies related to prior period cost reports of $4 million. The growth in bed capacity is attributable to the purchase of two nursing facilities (279 beds), openings of newly constructed facilities (398 beds), and additional bed development at existing centers (467 beds) and is net of the sale of four facilities (498 beds) in the second quarter of 1997.

  Operating expenses increased from $735.7 million in 1996 to $789.1 million in 1997 ($53.4 million or 7%). Additional capacity accounts for $20.5 million of this increase. The remainder of the increase is caused by increased staffing, necessitated by higher patient acuity and more complex product and service offerings. Gross margin as a percentage of sales was flat at 25.3% in fiscal years 1997 and 1996.

  Depreciation and amortization increased from $56.5 million to $60.2 million ($3.7 million or 6.6%) in fiscal year 1997. The increase was attributable to investments in property and equipment.

  General corporate and other expenses represent 5.7% of revenue in fiscal year 1997 compared to 6.4% of revenue in fiscal 1996. This represents a decrease of approximately $2.9 million from fiscal year 1996 to fiscal year 1997. The reduction of general corporate and other expenses is partially due to a reduction in employees related to the discontinued lodging segment and reengineering efforts in both organizational and financial systems. Additionally, general corporate and other expenses for fiscal year 1997 included a gain of $7.3 million from the sale of four nursing centers and charitable contributions expense of $5.0 million.

  Interest income from advances to the discontinued lodging operations increased to $21.2 million from $19.7 million in the same period last year. This increase was attributable to the prepayment penalty of $1.9 million in connection with the prepayment by the discontinued lodging operations of approximately $110.0 million of the indebtedness in the fourth quarter of 1997. Interest income and other increased from $3 million in 1996 to $6 million in 1997.

  Interest expense increased by $6 million to $25 million from $19 million. The increase was primarily attributable to the June 1996 issuance of the $150 million 7 1/2% Senior Notes. This increase was offset by the use of a portion of those proceeds to reduce borrowings under the revolver.

  The effective income tax rate of 40.6% is consistent with the prior year effective income tax rate of 40.9%.

  Income from continuing operations was $88.9 million ($1.40 per share) compared to $64.4 million ($1.03 per share).

FISCAL 1996 COMPARED TO FISCAL 1995

  Revenues increased from $893.5 million to $985.2 million in fiscal year 1996 ($91.7 million or 10.3%). The increase in revenues is attributable to an increase in average daily rates of approximately 6% ($59 million) and an increase in bed capacity of approximately 3.3%. The increase in rates includes the incremental impact of settlements with government agencies related to prior period cost reports of approximately $7 million. The growth in bed capacity is attributable to the purchase of four nursing facilities (569 beds), openings of newly constructed facilities (360 beds) and additional bed development at existing centers (35 beds).

  Operating expenses increased from $671.0 million in 1995 to $735.7 million in 1996 ($64.7 million or 9.6%). The increase in operating expenses was attributable to additional capacity of $8.3 million as well as increased staffing, necessitated by higher patient acuity and more complex product and service offerings. Gross margin as a percentage of sales increased slightly from 24.9% to 25.3% from fiscal year 1995 to 1996.

  Depreciation and amortization increased from $48.3 million to $56.5 million ($8.2 million or 17.0%). The increase was attributable to investments in property and equipment.

  General corporate and other expenses represent 6.4% of revenue in fiscal year 1996 compared to 6.7% of revenue in fiscal 1995. General corporate expense includes all indirect operating expenses as well as risk management, information systems, treasury, accounting, legal and other administrative support for the Company and its various subsidiaries.

  Interest income from advances to the discontinued lodging operations increased to $19.7 million in fiscal 1996 from $15.5 million in the previous year. This increase was attributable to the increase in balance of Advances to the Discontinued Lodging Segment during fiscal year 1996. Interest income and other decreased from $6.4 million in 1995 to $3.5 million in 1996.

  Interest expense remained level at $18.9 million for fiscal years 1996 and 1995.

  The effective income tax rate of 40.9% is consistent with the prior year effective income tax rate of 39.4%.

  Income from continuing operations was $64.4 million ($1.03 per share) for fiscal year 1996 compared to $70.9 million ($1.13 per share) for fiscal year 1995.

LIQUIDITY AND CAPITAL RESOURCES

  In connection with the Distribution, the Company will receive cash of approximately $250 million and the Realty Note in an aggregate principal amount of up to $250.0 million. ManorCare Health Services has agreed not to transfer the Realty Note on or prior to the sixth month anniversary of the date of issuance thereof. In addition, on or after the third anniversary of the issuance of the Realty Note, ManorCare Health Services may request that Manor Care Realty redeem the Realty Note. Manor Care Realty may not have adequate funds to effect such redemption and in such case may seek to obtain funds therefor through additional debt or equity financing. There can be no assurance that Manor Care Realty would be able to obtain such financing. In addition, the terms of Manor Care Realty's outstanding indebtedness may prohibit such redemption. In the event that ManorCare Health Services requests that Manor Care Realty redeem the Realty Note and Manor Care Realty

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does not redeem the Realty Note, the interest rate on the Realty Note will increase by 200 basis points; provided that such interest rate will not be so increased unless, as of the time such request for redemption is made, the aggregate amount of rent paid by ManorCare Health Services under the Lease Agreements with respect to all properties subject to such Lease Agreements shall be equal to or exceed the aggregate Priority Sum for all such properties on a cumulative basis from the Effective Date through the third anniversary thereof (such aggregate amount of rent being herein referred to as the "Threshold Rent"). Solely for purposes of calculating the Threshold Rent, (i) the aggregate Priority Sum for the fiscal year ended May 31, 1999 shall be deemed to be the aggregate Priority Sum calculated pursuant to the Lease Agreements plus $5 million and (ii) the aggregate Priority Sum for the fiscal year ended May 31, 2000 and thereafter shall be deemed to be the aggregate Priority Sum calculated pursuant to the Lease Agreements plus $10 million. Manor Care Realty's high degree of leverage could adversely affect Manor Care Realty's ability to pay principal and interest on or to redeem the Realty Note and may adversely effect the ability of ManorCare Health Services to sell the Realty Note. The failure of Manor Care Realty to pay principal and interest on the Realty Note in a timely manner or the inability of ManorCare Health Services to sell the Realty Note to a third party for its principal amount could have a material adverse effect on ManorCare Health Services and could require ManorCare Health Services to seek alternate sources of liquidity for its operations. There can be no assurances that such alternate sources of liquidity will be available. For a description of the Realty Note, see "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--The Realty Note."

  Historically, all cash received by the assisted living facilities and pharmacy operations has been deposited in or combined with Manor Care's corporate funds as part of Manor Care's cash management system. Following the Distribution, the Company will maintain its own cash balances and will implement an internal cash management system. In addition, the Company is negotiating a commitment letter with respect to the MCHS Credit Facility. See "FINANCING" for a description of the anticipated terms of the MCHS Credit Facility.

  The Company's working capital ratio at May 31, 1997 and at May 31, 1996, was 2 to 1. The Company attempts to minimize its investment in net current assets.

  Total long term debt totaled $180.8 million at May 31, 1997, and $51.4 million at May 31, 1996. These amounts are comprised of bank debt associated with Vitalink's merger with TeamCare, amounts due to Manor Care relating to mortgages on certain assisted living properties, bank debt associated with Manor Care's tender offer for Vitalink stock, and obligations under capitalized leases. The current portion of debt at May 31, 1997 amounted to $5.8 million. The Company's long-term debt totaled $193.3 million as of August 31, 1997. The long-term debt as of August 31, 1997, is comprised of $111.0 million of bank debt associated with Vitalink's merger with TeamCare, $45.6 million due to Manor Care relating to mortgages on assisted living properties, $30.0 million of bank debt associated with Manor Care's tender offer for Vitalink stock, and $6.7 million of other debt, including obligations under capitalized leases. Following the Distribution, all of such indebtedness (other than $30.0 million of bank debt) will remain outstanding.

  The Company believes that cash flows from operations, together with the proceeds from the Capital Contribution and available borrowings under the MCHS Credit Facility, will provide it with sufficient resources to meet its working capital needs, to finance projected capital expenditures and to meet its liquidity requirements through fiscal year 2001.

PROPERTY AND ACQUISITIONS

  On February 12, 1997, Vitalink completed a merger with TeamCare, the pharmacy subsidiary of GranCare, Inc. ("GranCare"). Vitalink issued 11.4 million shares in exchange for all of the outstanding shares of GranCare. In addition, Vitalink funded the redemption of $98.2 million of GranCare's 9 3/8% Senior Subordinated Notes and assumed approximately $100 million of additional GranCare indebtedness. The net $1.8 million of untendered GranCare 9 3/8% senior subordinated notes are due September 15, 2005. The notes require semi-annual interest payments. A premium of $600,000 has been recorded to reflect the fair market value of the notes at the date of the TeamCare merger. Also assumed in the TeamCare merger were various notes payable totaling

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


$5.2 million issued in connection with previously acquired pharmacy businesses. The weighted average interest rate on the notes is 7.03% and their annual maturities over the next five fiscal years are as follows: $1.8 million, $1.9 million, $0.9 million, $0.2 million and $0.2 million. On May 21, 1997, the Company successfully completed its tender offer to purchase 1.5 million shares of Vitalink common stock. As a result of the tender offer, the Company's interest in Vitalink was increased to approximately 51%. The net pretax gain resulting from these transactions in Vitalink stock was $50.3 million. Vitalink also purchased a pharmacy for $5.3 million.

  Investment in property and equipment includes routine capital expenditures and specialty product conversion. During the first quarter of fiscal years 1997 and 1996, investment in property and equipment amounted to $4.2 million and $9.5 million, respectively. During fiscal years 1997 and 1996, investment in property and equipment amounted to $40.0 million and $31.6 million, respectively. Additionally, during fiscal year 1996, $74.3 million was spent to acquire six assisted living centers with five attached skilled nursing units and $6.3 million was spent by Vitalink to purchase two pharmacies. In October 1995, the Company purchased approximately 41% of In Home Health's common stock for $22.9 million and invested another $20.0 million for 100% of its outstanding voting convertible preferred stock and for warrants to purchase an additional 6.0 million shares of common stock. The In Home Health redeemable preferred stock may be redeemed in cash at the option of the Company or In Home Health on and after October 24, 2000. The In Home Health redeemable preferred stock ranks senior to the In Home Health common stock, has voting rights on an as-if converted basis, and is initially convertible into 10 million shares of In Home Health common stock at a conversion price of $2.00 per share. The In Home Health redeemable preferred stock bears dividends at 12% per annum and has a liquidation preference of $100.00 per share. The In Home Health redeemable preferred stock will accrete over five years from its fair value of $18,500,000 on the date of issuance to its redemption price of $20,000,000 as of the redemption date. The In Home Health warrants purchased by the Company have an exercise price of $3.75 per share and expire in October 1998.


  The Company's five-year strategic plan includes the acquisition of 170 Arden Courts and 61 Springhouse facilities. The Company expects that the majority of these acquisitions will be newly developed facilities open less than two years. The aggregate capital required to complete these acquisitions is estimated at [$1.7 billion]. Principal capital sources planned to fund the acquisitions include $500 million of cash and notes received in connection with the Distribution and cash provided from operations. The Company's plans call for the acquisition of 24 Arden Courts and eight Springhouse facilities during the period from the date of Distribution to May 31, 1999. Total expenditures for these acquisitions are projected to be approximately $10.0 million and $200.0 million in fiscal years 1998 and 1999, respectively. Additionally, the Company expects to incur minor expenditures for routine renovation and maintenance of existing properties.


PROVISION FOR ASSET IMPAIRMENT AND RESTRUCTURING

  The Company periodically reviews the net realizable value of its long-term assets based on certain circumstances, which indicate the carrying amount of an asset may not be recoverable. If the carrying amount exceeds the net realizable value, an impairment loss is recorded in the period the impairment is determined. In fiscal year 1996, the Company incurred costs in excess of the original amount expected to be incurred for the development of Arden Courts billing and receivables systems. Intensive testing during a six month pilot identified over 100 major system problems which led to the determination that the newly developed system was not functional and that a major system re-write was needed. Therefore, the Company compared the estimated net realizable value of the systems, based on the fair value of similar assets, to the carrying amount of these costs and determined that the carrying amount was in excess of the fair value. Accordingly, the Company recorded a provision of $1.2 million.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

  Certain statements included in this Information Statement including the words "plans," "anticipates," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from

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

those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which is effective for fiscal years ending after December 15, 1997, including interim periods. Earlier adoption is not permitted. However, an entity is permitted to disclose pro forma earnings per share amounts computed under SFAS 128 in the notes to the financial statements in periods prior to adoption. The statement requires restatement of all prior-period earnings per share data presented after the effective date. The Company plans to adopt SFAS 128 in fiscal year 1998 and does not expect the impact to be significant.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which is effective for fiscal years beginning after December 15, 1997. The statement establishes standards for reporting and display of comprehensive income and its components. The Company plans to adopt SFAS 130 in fiscal year 1999 and has not determined the impact of adoption.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt SFAS 131 in fiscal year 1999 and has not determined the impact of adoption.

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

                                   BUSINESS

OVERVIEW

  ManorCare Health Services believes that it is a leading provider of a full range of senior support health care services. The Company provides an array of services that includes skilled nursing, assisted living, institutional pharmacy and home health care and additional support services for the frail elderly living at home. ManorCare Health Services is striving to become the nation's foremost provider of high-quality senior support health care services within the private pay segment. In order to achieve this goal, ManorCare Health Services is planning to focus on the rapid acquisition of assisted living facilities in cluster markets pursuant to the Development Agreement with Manor Care Realty. Under the Development Agreement, ManorCare Health Services intends to acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences to be newly developed by Manor Care Realty during the next five years. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--Development Agreement." Its strategy for achieving this objective entails aggressive implementation of the following key initiatives:

  . grow through acquisition of proprietary assisted living facilities developed by Manor Care Realty

  . expand on current market leadership position in the private pay segment

  . extend leadership position as provider of the most innovative Alzheimer's services in the industry

  . maintain focus on high-quality personalized care and services

  . market distinctive products nationally under the ManorCare Health
    Services brand name

  . build on existing senior support services platform

  . focus on development of cluster markets

  ManorCare Health Services leases, operates and manages 168 skilled nursing facilities owned by Manor Care Realty and owns joint venture interests in, operates and manages three additional skilled nursing facilities. The skilled nursing facilities are located in 28 states and contain approximately 24,079 beds. These facilities provide skilled nursing services principally for residents over the age of 65. Within its skilled nursing facilities, the Company operates 143 Arcadia special-care units which provide care to individuals in the middle to late stages of Alzheimer's disease and 21 MedBridge high acuity units which focus on short-term, post-hospital care for medically complex residents and those in need of aggressive physical rehabilitation. The Company owns and operates 35 assisted living facilities in 12 states containing 3,757 units. These facilities include 14 Arden Courts, serving persons with early to middle-stage Alzheimer's disease or related memory impairment, and 21 Springhouse senior residences, serving the general assisted living population. The Company also has majority control of Vitalink, one of the largest public institutional pharmacy companies, and In Home Health, a national home health care services company. Vitalink operates 57 institutional pharmacies in 36 states, serving approximately 172,000 beds. In Home Health provides home health services in 14 states.

  On October 15, 1997, Manor Care announced that it is exploring strategic alternatives with respect to its 51% ownership interest in Vitalink. Options under consideration include strategic mergers, joint ventures or other business combinations that could enhance Vitalink's strategic position in its markets, better enable it to serve its customers and increase Vitalink's shareholder value. Vitalink has retained SBC Warburg Dillon Read Inc. to act as financial advisor in connection with the exploration of strategic alternatives with respect to Manor Care's interest in Vitalink. Manor Care has no present commitments or agreements with respect to any such transaction and there can be no assurance that Manor Care (or ManorCare Health Services after the Distribution) will decide to enter into any such transaction or, should it decide to do so, will be able to reach an agreement with respect to any such transaction on terms acceptable to it.


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

INDUSTRY TRENDS

  There are several trends affecting the long-term care industry. First, the competitive landscape is changing. The industry is consolidating as smaller, local operators are being acquired by larger operators. In addition, several large multi-unit operators have merged to form even larger chains. By 1995, 54% of the skilled nursing homes in the country were part of a chain, up from 28% in 1977. Finally, some long term care providers have recognized the need to diversify by expanding into assisted living, home health care, and ancillary services.

  Second, many hospitals have developed their own post-acute care capabilities in response to cost containment pressures. These integrated delivery systems place a premium on keeping patients within their systems. The development of post-acute care capabilities by hospitals impacts providers of long-term care, as these providers have historically received a large number of referrals from clinical networks, including hospitals, physicians and managed care organizations. However, shifts away from cost-based reimbursement to prospective pay systems may cause hospitals to rethink their strategy and create new opportunities for partnerships with home care and skilled nursing providers.

  Third, the number of elderly in America is expanding faster than the overall population. As the senior population continues to expand, the demand for health related services targeted specifically at serving their needs is increasing. The number of people aged 75 and older, the primary consumer of senior support health care services, is growing more quickly than the overall population. According to the U.S. Bureau of the Census, the number of seniors 75 and older is estimated to increase by approximately 37% from 13 million in 1990 to an estimated 17.8 million in 2005. The U.S. Bureau of the Census data predicts that total U.S. population will only increase by approximately 15% during the same period.

  Other market trends contributing to change in the long-term care industry include:

  . a continued increase in the number of frail, elderly individuals living alone who require assistance with their activities of daily living ("ADLs") such as dressing, bathing, eating, and medication management;

  . the increase in the net worths of older people, which enables a greater number of individuals to privately pay for support services, home health care, assisted living and skilled nursing care; and

  . the growth in the number of dual-career families who may find it more difficult to care for their elderly relatives in their homes and who may also have greater financial resources to better support their elderly relatives outside the home.

  The attractive demographics and future growth opportunities have encouraged existing market participants to increase their product offerings and have encouraged new entrants such as real estate developers to offer continuing care retirement communities and assisted living facilities which are focused on the frail elderly care market. In addition, more options geared towards maximizing the individual's ability to live independently in their homes are becoming available. These industry participants are expanding the set of senior support health care options for the elderly. The level of care selected by the elderly and their families depends on the needs of the individual. The range of health services available for the elderly includes:

  . Home health care--the provision of health care service to the elderly in their homes, including nursing, infusion therapy, hospice, rehabilitation, personal care, companion care and home making;

  . Senior support services--emerging new services geared towards the elderly, including geriatric care management, financial management and planning, transportation services and other services that support the elderly living at home;

  . Physician services--geriatric centers and physicians who specialize in geriatric care and outpatient disease management;

  . Short-term care--adult day care and respite care;

  . Residential care--congregate care facilities, continuing care retirement communities, assisted living facilities and skilled nursing facilities;


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

  . Alzheimer's disease care--facilities focused on individuals with Alzheimer's disease or related memory impairment; and

  . Acute care--medical treatment in hospital facilities as well as sub-acute care in hospitals and skilled nursing facilities.

BUSINESS STRATEGY

  The Company's goal is to become the nation's foremost provider of high-quality senior support health care services within the private pay segment. The Company intends to aggressively expand its unit capacity in assisted living while at the same time broadening the range of products and services for private pay customers still living at home. Its strategy for achieving this objective entails the following key initiatives:

  . Grow through Acquisition of Proprietary Assisted Living Facilities
    Developed by Manor Care Realty. ManorCare Health Services believes the anticipated increased market demand for assisted living facilities presents the Company with significant opportunities for growth. ManorCare Health Services will work with Manor Care Realty to identify target markets for expansion and will acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences over the next five years. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. ManorCare Health Services will be obligated to purchase each such facility if occupancy reaches 75% for a period of five days during the two-year period measured from the time a particular facility opens. In addition, ManorCare Health Services will make acquisitions of other assisted living properties on an opportunistic basis. The Non-Competition Agreement limits ManorCare Health Services' ability to develop or enter into management agreements with respect to assisted living facilities located near assisted living facilities being developed by Manor Care Realty; however, it does not restrict ManorCare Health Services' ability to acquire new assisted living facilities. The Company believes that its experience in delivering assisted living services and targeting its facilities to private pay individuals in existing and new cluster markets will enable it to experience significant growth and higher margins. In addition, the Company believes it can leverage its experience in Alzheimer's care to provide the most innovative and highest quality Alzheimer's services available through its Arden Courts assisted living facilities. To date, Manor Care Realty has 25 facilities under construction and 64 additional facilities under contract and in development.

  . Expand on Current Market Leadership Position in the Private Pay
    Segment. In its skilled nursing management business, the Company believes that continuing to focus on private pay patients enables it to reduce its exposure to anticipated changes in government reimbursement practices and enables the Company to achieve more attractive profit margins. Private pay patients accounted for approximately 60% of the Company's skilled nursing and assisted living revenues in fiscal 1997 compared to a 1996 industry average of approximately 30% for for-profit nursing care providers. The Company believes that its high-end specialty products such as Williamsburg (luxurious accommodations including upgraded furnishings and decor, concierge services and a private dining area with a gourmet menu), Heritage (luxurious accommodations including upgraded furnishings and decor, a private lounge and other amenities) and Arcadia (a secure, self-contained unit designed specifically for Alzheimer's and other related memory disorder patients) will enable the Company to continue to attract upper income, service sensitive residents who pay directly for services without the benefit of any government assistance program.

   The Company has set a goal of dedicating a significant portion of its skilled nursing beds to specialty products. The Company believes that this drive and the Company's aggressive expansion into the assisted living industry will further enhance its leadership position in the private pay segment. The Company believes that its substantial investment in direct marketing through advertising, direct mail, advanced telemarketing and community outreach will allow it to maintain its market leadership in this segment.

  . Extend Leadership Position as Provider of the Most Innovative Alzheimer's
    Services in the Industry. The Company believes that it is the industry leader in Alzheimer's disease management, with almost 15 years of experience and more than 17% of its total beds devoted to Alzheimer's care. The Company's Arcadia special-care units in its skilled nursing facilities meet the needs of individuals in the middle to late stages of Alzheimer's disease. The Company plans to continue to develop Arcadia special-care units throughout its existing markets. The Company's Arden Courts assisted living facilities serve individuals in the earlier stages of the disease process. The Company plans to open approximately 170 Arden Courts in the next five years. The Company also serves individuals suffering from Alzheimer's and other forms of dementia through its Springhouse facilities which offer specialized programs for this population. The Company believes that its proprietary Alzheimer's care protocols are integral to the high quality of care it provides to its Alzheimer's residents. The Company's integrated continuum of care allows ManorCare Health Services to meet the needs of its Alzheimer's customers from diagnosis to home-based care through assisted living to high acuity facility-based care. For example, for an individual moving through the stages of Alzheimer's disease, this continuum of care would begin with a memory assessment program followed by home health care. The individual would then reside in an Arden Courts assisted living facility for the early to middle stages of the disease and would ultimately, during the middle to late stages of the disease, move into an Arcadia special-care unit.

  . Maintain Focus on High Quality Personalized Care and Services. The
    Company is dedicated to delivering the highest level of service quality and patient satisfaction, striving to provide its residents with personalized care and services. The Company believes that delivering the highest product integrity standards will enable it to achieve the Company's goal of delivering "best in class" services to its residents-- services which are considered superior by the Company's customers, as well as industry experts, to those services offered by the Company's competitors. The Company believes that providing "best in class" services will reinforce its reputation as the leading provider of high quality, personalized senior support health care services. ManorCare Health Services relies on its product management organization to develop Company-wide care protocols, standards of operation and training programs, which ensure that ManorCare Health Services delivers superior and consistent care in all of its facilities. In addition to providing high quality and consistent services on a Company-wide basis, the Company personalizes the service package to meet the needs of each particular resident. The facility staff develops a care plan for each resident based on professional assessments and family consultations. The care plan is updated regularly based on the individual needs of the resident by the facility's health care and social services staff in conjunction with the resident and his/her family. The Company also strives to understand its residents' needs by conducting over 13,000 resident and family member interviews annually. Resident satisfaction scores from these interviews are a major component of incentive compensation for all field and corporate managers. A quality assurance program is administered with the objective of exceeding the expectations of all residents and their families.

  . Market Distinctive Products Nationally under the ManorCare Health
    Services Brand Name. The Company believes that its competitive position will be materially enhanced by continuing to develop the premier national brand name in the senior support health care industry. In September 1996, the Company created a unified national brand name for all the elements in its continuum of care: "ManorCare Health Services." The Company believes that a stronger brand identity for its services will make it easier for ManorCare Health Services to build national awareness and facilitate customer confidence in the services it provides. In addition, the Company believes that its aggressive plan to acquire assisted living facilities will enable it to achieve the critical mass necessary to establish further its senior support health care services nationally. The Company is leveraging its premier brand name through partnership arrangements with complementary elder health care providers. The Company's strategy includes developing a brand name image synonymous with "best in class" in every element of its business.

  . Build on Existing Senior Support Services Platform. The Company believes that its success depends upon creating a seamless continuum of care allowing residents to "age in place." ManorCare Health Services' current continuum of care includes: home health care, assisted living facilities, skilled nursing facilities and pharmacy services. In addition to substantially increasing its assisted living offerings, the

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

   Company plans to expand its continuum of care by providing senior support services to the frail elderly still living at home. The Company believes that targeting such senior support services to the middle class to affluent senior population will enable it both to gather information about the frail elderly who still reside at home, indicating their possible needs for other ManorCare Health Services health care or facility-based services, and to cultivate relationships with these individuals and their families. The Company is pursuing a strategy to develop information systems technology to efficiently track its customers and create superior cost-effective clinical protocols. The Company believes that the information gathered about these customers coupled with the relationship formed with them and their families will increase their awareness of and confidence in the quality of services provided by ManorCare Health Services.

  . Focus on Development of Cluster Markets. The Company has focused its skilled nursing development on cluster markets in order to achieve critical mass and improve its competitive advantage with respect to its regional suppliers and payors. By adding assisted living facilities to this existing base, the Company believes it can leverage its cost structure and build on its brand image. In addition, the Company is centralizing certain corporate functions, including accounting, billing and other non-care related functions at the cluster level. The Company has implemented a major reengineering effort as a way to foster continuous improvement within its core processes. To support the cluster market structure from an organizational standpoint, the Company has created a market management structure in which all products and services within a cluster market are united under a single market management team. Under a market management structure, the regional management has responsibility for the entire continuum of services offered in the specific regional clusters. The Company also believes that by marketing its continuum of care in its cluster markets, it can spread its marketing costs over more facilities and thus outspend its competitors. The market management structure provides management with greater flexibility to better respond to market trends and competitive changes in local markets.

SKILLED NURSING SERVICES

  The Company believes it is the premier operator of skilled nursing facilities in the United States. Through a cohesive framework of proprietary care protocols the Company's skilled nursing facilities provide (i) long-term care for chronically ill and frail elderly individuals who need 24-hour skilled nursing and physical, occupational and speech therapies; (ii) high acuity, short-term, post-hospital care for medically complex patients and persons in need of aggressive rehabilitation; and (iii) long-term care for individuals with middle to late-stage Alzheimer's or related memory impairment. In all cases these services include appropriate nursing care, room and board, special diets, occupational, speech, physical and recreational therapy and other services designed to improve the well-being of the resident. The Company maintains a Quality Assurance Program to ensure that high standards of care are consistently observed in each facility. The Quality Assurance Program sets corporate standards for delivery of care, designed to ensure the provision of "best in class" services, and provides consulting and training support to the facilities.

  The Company leases, operates and manages Manor Care Realty's 168 skilled nursing facilities in 28 states pursuant to Lease Agreements under which ManorCare Health Services pays monthly fees to Manor Care Realty. ManorCare Health Services also owns the joint venture interests in, operates and manages three additional skilled nursing facilities. Many of these facilities are less than ten years old and target affluent to middle income seniors in need of skilled nursing care. The Company differentiates itself from its competitors by offering unique specialty products designed to meet the needs of specific customer segments. A significant portion of the beds at skilled nursing facilities managed by the Company are dedicated to specialty services, which are attractive because they generate higher per patient day revenues and profits than standard long-term care. For example, the Heritage and Williamsburg wings in the Company's skilled nursing facilities provide residents with upgraded decor, a private lounge, and special programs and, in the case of the Williamsburg wings, concierge services and a private dining area with a gourmet menu. The Company believes that the Heritage and Williamsburg design concepts support the Company's reputation as the premier provider of skilled nursing care and contributes to the Company's high percentage of private pay residents as compared to the rest of the industry. Within its skilled nursing facilities, the Company operates 143 Arcadia special-care units providing services to individuals in the middle to late stages of Alzheimer's disease or afflicted with related memory impairment. The Company also operates 21 dedicated MedBridge high acuity units featuring high staff-to-patient ratios, sophisticated clinical capabilities and state-of-the-art rehabilitation departments. In addition, the Company's facilities offer specially designed wound care programs, oncology and orthopedic rehabilitation programs. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY--Lease Agreements."

  The Company believes these high-end specialty products will facilitate marketing efforts to attract longer stay (1-3 years) private pay residents. The Company-managed skilled nursing and rehabilitation facilities range in bed capacity from 53 to 265 beds and had an aggregate bed capacity of 24,079 beds during the 1997 fiscal year. The Company's nursing facilities are located in the following 28 states: Arizona, California, Colorado, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Maryland, Michigan, Missouri, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota, Texas, Utah, Virginia, Washington and Wisconsin.

ASSISTED LIVING SERVICES

  ManorCare Health Services is pursuing an aggressive acquisition strategy in the assisted living industry in an effort to build upon its current market position and enhance ManorCare Health Services' competitive position in the private pay segment. The Company has an acquisition plan pursuant to which it intends to acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences during the next five years. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. ManorCare Health Services will be obligated to purchase each such facility if occupancy reaches 75% for a period of five days during the two-year stabilization period measured from the time a particular facility opens. The purchase price for each facility will be at a premium to Manor Care Realty's total development costs, such premium ranging from 15% to 34%, based on the number of months elapsed since the opening of the relevant facility. Total approved development costs include expenses incurred in connection with the development and construction of the facilities, but do not include operating losses incurred during the two-year stabilization period. The premium to total approved development costs is intended to compensate Manor Care Realty for the increasing value of its investment over time as well as for the risks it takes in connection with developing assisted living facilities, including the risks inherent in operating the facilities during the two-year stabilization period. If ManorCare Health Services does not acquire a facility within such two-year stabilization period, Manor Care Realty may sell the facility to a third party. During the two year stabilization period (or such lesser time if stabilized occupancy is achieved and ManorCare Health Services purchases the facility) ManorCare Health Services will manage the assisted living facilities for Manor Care Realty for a fixed monthly fee. The Company believes that upon completion of this development and acquisition plan it will be the nation's largest operator of Alzheimer's assisted living facilities. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--Development Agreement."

  In a strategy similar to that employed in the Company's skilled nursing facilities, the Company's assisted living facilities target affluent to middle income seniors in need of a full range of assisted living services to optimize their quality of life. These services are available 24 hours a day and generally include meal service, housekeeping, personal care, nursing and health related services, social and recreational services, transportation and special services (such as banking and shopping). Personal services include bathing, dressing, personal hygiene, grooming, ambulating and dining assistance. Health-related services, which are tailored to individual patient needs and applicable state regulatory requirements, may include assistance with medication management, skin care and injections, as well as health care monitoring. The Company also believes that it offers more security to its customers by including these health-related services as part of its care delivery. The Company believes that by providing programs with a range of service options responsive to the full range of the residents' changing needs, ManorCare Health Services affords greater continuity of care and thereby permits residents to "age in place."

  The Company's Arden Courts assisted living facilities are a distinct product and service segment focused exclusively on individuals suffering from the early to middle stages of Alzheimer's disease or related memory impairment. These special purpose assisted living facilities offer a proprietary, specially designed physical plant with security systems, structured activities and related resident services and support systems. These facilities are typically divided into four color-coded houses comprising a total of 56 units with access to communal living rooms, kitchens, dining rooms and protected gardens. All aspects of the facilities' operations are managed by an Executive Director, specially trained in the care of Alzheimer's patients. Arden Courts assisted living facilities are designed to allow residents the freedom to move about independently while keeping them safely contained within a secured area with security systems. The Company's specially designed social activities provide Arden Courts residents with a minimum of eight hours of meaningful interactive activity per day. In addition, the Company utilizes special nutritional programs to help assure that caloric intake is maintained in its residents. The Company's Arden Courts assisted living facilities also offer education, counseling and support to the residents' families.

  The Company's Springhouse senior residences are freestanding, residential-style facilities designed to meet the needs of the general assisted living population. The Company's assisted living facilities are functionally arranged to provide a home-like atmosphere. The architectural and interior design concepts incorporate the ManorCare Health Services operating philosophy of delivering superior quality care, protecting resident privacy, enabling freedom of choice, encouraging independence and fostering individuality in a home-like setting. Each facility is operated with certain protocols designed to maintain the health of the residents and to provide a measure of security and support for those individuals. Each facility includes common areas designed to promote social interaction among residents, such as a common dining area, a laundry room, a library, a wellness center, barber and beauty shop, crafts room, spa and a snack room or ice cream parlor. In addition, Springhouse residents have access to medication management services, therapy and other ancillary services as well as dementia programs and dedicated dementia units in some locations.

  The Company provides a wide variety of health care services at its assisted living facilities, including medication management, monitoring the resident's general health status and assisting residents in the performance of their ADLs. In order to determine the individual care needs and lifestyle preferences of its residents, the Company's facility-based staff assesses each resident upon admission to determine his/her health status, including functional abilities, need for personal care services and assistance with ADLs as well as personal preferences. In addition, the Company utilizes a current physician's report to ascertain the health status and needs of the resident. The Company develops a plan of care for each of its residents and utilizes licensed nurses, certified or trained staff and third party providers to meet their health care needs. In order to ensure that the plan of care continues to be tailored to a resident's current needs, each resident is periodically reassessed. The Company utilizes the plan of care as the basis for determining the monthly charges for each resident's care and services. In addition, the Company fosters resident wellness through health screening such as blood pressure checks, periodic special services such as influenza inoculations, chronic disease management such as blood glucose monitoring for diabetics, dietary and nutritional programs, regular exercise and fitness classes and special classes given by health care professionals. To the extent permitted by state regulations, the Company also makes available third-party specialized health care services to patients when necessary.

  The Company's facilities accept residents for respite care (short term placement for several days to several months) to accommodate short-term exigencies. The Company believes that respite care services serve as an introduction to the continuum of services it offers as many residents are frequent returnees and often become permanent residents at a Company facility.

INSTITUTIONAL PHARMACY SERVICES

  The Company owns 51% of Vitalink, a publicly traded company that provides institutional pharmacy services to nursing facilities, assisted living facilities and other institutions. The Company believes it will benefit from increased revenues generated through Vitalink's growth strategy, including (i) expansion of market share through selective industry acquisitions which should permit Vitalink to leverage its critical mass, access new customers and realize operational efficiencies through consolidation of the combined entities' infrastructure; (ii) continued penetration of existing markets through targeting of non-ManorCare Health Services institutional facilities to maximize pharmaceutical facility output;
(iii) further growth from meeting the pharmacy requirements of new or acquired ManorCare Health Services skilled nursing and assisted living facilities;
(iv) geographically targeting dominant infusion service home care companies to drive sales of infusion products; (v) development of proprietary information and database systems to provide state of the art patient care and disease management capabilities; and (vi) development of new services to provide support to the elderly while they still reside in their homes, such as disease management or patient education and compliance programs. Vitalink's recent acquisition of GranCare's institutional pharmacy business, TeamCare, and the resultant expansion of the scope of its business to include the provision of pharmacy services to institutional clients with 172,000 related institutional beds is indicative of the implementation of Vitalink's growth strategy.

  Vitalink, which is the second largest publicly traded institutional pharmacy in the country, is a high quality, value-added partner with health care providers and payors and provides four types of services:

  . Customized filling of prescription and non-prescription medications for individual patients pursuant to physician orders delivered to nursing facilities.

  . Consultant pharmacist services to help ensure quality patient care through monitoring and reporting on prescription drug therapy.

  . Infusion therapy services, consisting of the administration of a product
    (nutrient, antibiotic, chemotherapy or other drugs or fluids) by tube, catheter or intravenously. Vitalink prepares and delivers the product which is administered by the nursing center staff.

  . Integrated data systems such as VitalCONSULT, an integrated consultant software package that allows pharmacists and nurses to record outcome events, laboratory data, and patient status updates and administer disease management programs and formularies more efficiently, and OPTIMA (Optimizing Patient Theory in Medication Administration), a state-of-the-art patient care management system designed to identify individuals who are at high risk for certain diseases, which focuses on treatment protocols and incorporates a disease-specific drug formulary. These innovative systems increase efficiency, enhance clinical support and result in superior outcomes.

  Vitalink operates 57 institutional pharmacies located in 36 states and four regional infusion pharmacies, which specialize in pharmaceutical dispensing of individual medications, pharmacy consulting and infusion therapy products. In the 1997 fiscal year, approximately 13% of the beds serviced by Vitalink were Manor Care-affiliated. Net revenue from Manor Care and its patients (including revenues received from government reimbursement programs) accounted for approximately 29%, 48% and 49% of total net revenues in fiscal years 1997, 1996 and 1995, respectively. The balance came from unrelated third parties. On October 15, 1997, Manor Care announced that it is exploring strategic alternatives with respect to its 51% ownership interest in Vitalink. Options under consideration include strategic mergers, joint ventures or other business combinations that could enhance Vitalink's strategic position in its markets, better enable it to serve its customers and increase Vitalink's shareholder value. Manor Care does not believe that any of the strategic alternatives that it is exploring will have a material effect on the operations of the skilled nursing business and the assisted living business. Vitalink has retained SBC Warburg Dillon Read Inc. to act as financial advisor in connection with the exploration of strategic alternatives with respect to Manor Care's interest in Vitalink. Manor Care has no present commitments or agreements with respect to any such transaction and there can be no assurance that Manor Care (or ManorCare Health Services after the Distribution) will decide to enter into any such transaction or, should it decide to do so, be able to reach an agreement with respect to any such transaction on terms acceptable to it.

HOME HEALTH CARE SERVICES

  The Company provides home health care services through its majority owned subsidiary, In Home Health. In those markets in which In Home Health does not participate, the Company is expanding its relationships with other regional home health care service providers. Through In Home Health, the Company offers its clients a broad range of professional and support services to meet medical and personal needs at home. These services provide an entry for clients in ManorCare Health Services' cluster markets into the Company's integrated continuum of care. In addition, the Company believes that its home health care businesses profit from referrals from its assisted living and skilled nursing facilities. In Manor Care's 1997 fiscal year, In Home Health indirectly derived approximately $6.8 million in revenues (less than 10% of In Home Heath's fiscal 1997 revenues) from referrals from Manor Care facilities. On September 15, 1997, President Clinton issued a Medicare moratorium on new home health agencies. The moratorium is scheduled to last for 6 months so that new regulations can be proposed to combat fraud. Given the short duration of the moratorium and the fact that the moratorium only pertains to new home health providers, the Company does not believe that there will be any material adverse affect on either In Home Health or on the Company as a result thereof.

  The home health care and support services that the Company provides through In Home Health include skilled nursing, infusion therapy, hospice, rehabilitation, personal and companion care and homemaking. Hospice services are an important new area of growth, and In Home Health operates 15 Medicare certified hospices in its 19 markets. In Home Health plans to become certified in the four remaining geographic markets as soon as it can meet the requirement of obtaining a Certificate of Need, either through acquisition of an existing home health agency which has a CON or upon completion and approval of application for a new CON. This process could take one to three years because of the current moratorium on home health agency applications and the long process of receiving approval for a CON. The Company also expects to broaden the range of home health care options it offers by providing its home-based Alzheimer's customers with specially trained companions who can provide daily service ranging from short visits to all day care.

  The Company owns approximately 64% of the voting power of In Home Health, a publicly traded company which provides home health care services in 14 states. Each of In Home Health's branches has two divisions: a Visit Division and an Extended Care Division. The Visit Division provides clients with round-the-clock care on a short-term basis. The Extended Care Division provides clients with care up to 24 hours a day on a long-term basis. In Home Health operates infusion pharmacies which distribute pharmaceutical drugs, fluids and supplies.

EMPLOYEES

  As of the Effective Date, the Company will have approximately 29,500 employees. From time to time, some of the Company-managed skilled nursing facilities experience shortages of professional nursing help which may require the Company to seek temporary employees through employment agencies at an increased cost.

  A vast majority of the Company's employees are paid on an hourly basis and are covered by the federal minimum wage laws. A few employees are represented by labor unions and attempts have been made to unionize employees of certain other facilities. The Company believes that it enjoys a good relationship with its employees.

PROPERTIES

  The Company's signature Arden Courts and Springhouse model facilities, first designed in 1993 and 1994 respectively, are freestanding, residential-style facilities. Each Arden Courts facility ranges in size from 25,000 to 28,000 square feet, is built to target a site ranging between three and four acres and has a capacity of 52 to 56 residents. Each Springhouse facility ranges in size from 65,000 to 70,000 square feet, is built to target a site ranging between five and six acres and has a capacity of 105 to 110 residents. Approximately 30-40% of each facility is devoted to common areas and amenities, including reading rooms, family or living rooms and other areas designed to promote interaction among residents. The ground level typically contains a kitchen and common dining area, administrative offices, a laundry room, a library or living room, a wellness center, barber shop, crafts room, spa and a snack room. The Company's assisted living facilities are usually one to three stories and are functionally arranged to provide a home-like atmosphere. The architectural and interior design concepts incorporate the ManorCare Health Services operating philosophy of delivering superior quality care, protecting resident privacy, enabling freedom of choice, encouraging independence and fostering individuality in a home-like setting.

  The skilled nursing facilities operated by the Company range in bed capacity from 53 to 265 beds and have an aggregate bed capacity of 24,079 beds. Most of the skilled nursing facilities have been designed to permit private and semi-private patient room accommodations. Most facilities have individually controlled heating and air-conditioning units. Each skilled nursing facility contains a fully equipped kitchen, day room areas, administrative offices and in most cases a physical therapy room.

  The Company has occupied its current headquarters since August 1996. The main building is approximately 335,000 square feet and is 90% occupied at November 30, 1997. There is another building on the property which is not used by the company (200,000 square feet of which 180,000 square feet is storage and 20,000 square feet is office) and of which 80,000 square feet is subleased to an unrelated party. The buildings and the approximately 100 acres of land on which they are situated are controlled through a lease. The property is zoned for another 1,000,000 square feet of commercial space. Manor Care believes that the main building will be adequate for expansion at the current pace at least through the year 2000. For a description of the arrangements with respect to the headquarters facility after the Distribution, see "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--Office Lease Agreement."

  The table below summarizes certain information regarding the Company's facilities as of August 31, 1997 after giving pro forma effect to the
Distribution:

ASSISTED LIVING SERVICES--SPRINGHOUSE

   FACILITY LOCATION                                              STATE UNITS
   -----------------                                              ----- -----
   Tucson........................................................  AZ     107(1)
   Brea..........................................................  CA      92
   Laguna Hills..................................................  CA     288(3)
   Whittier......................................................  CA      73
   Boynton Beach.................................................  FL     127
   Boynton Beach--Village........................................  FL     104
   Dunedin.......................................................  FL     110(1)
   Naples........................................................  FL     307(3)
   Port Charlotte................................................  FL      84
   Sarasota......................................................  FL     106(1)
   Peoria........................................................  IL     301(3)
   Carmel........................................................  IN     262(3)
   Bethesda......................................................  MD      92
   Bethesda--Westwood............................................  MD      62(2)
   Kensington....................................................  MD     201(4)
   Silver Spring.................................................  MD     118
   Southfield....................................................  MI     101
   Fairfield.....................................................  OH     257(3)
   Westlake......................................................  OH      97
   Pottstown Residential.........................................  PA      55(1)
   West Reading Residential......................................  PA      57
   Total Springhouse Facilities..................................          21
                                                                        -----
   Total Springhouse Units.......................................       3,001
                                                                        =====

ASSISTED LIVING SERVICES--ARDEN COURTS

   FACILITY LOCATION                                              STATE UNITS
   -----------------                                              ----- -----
   Farmington....................................................  CT      55
   West Palm Beach...............................................  FL      56(1)
   Elk Grove.....................................................  IL      55(1)
   South Holland.................................................  IL      56(1)
   Potomac.......................................................  MD      48(1)
   Silver Spring.................................................  MD      49(1)
   Sterling Heights..............................................  MI      54
   Cherry Hill...................................................  NJ      53
   Westlake......................................................  OH      56
   Allentown.....................................................  PA      56
   King of Prussia...............................................  PA      54(1)
   North Hills...................................................  PA      56(1)
   Yardley.......................................................  PA      52(1)
   Fair Oaks.....................................................  VA      56(1)
   Total Arden Courts Facilities.................................          14
                                                                        -----
   Total Arden Courts Units......................................         756
                                                                        =====

--------

(1) Each parcel of land on which each of these facilities is located is covered by a 99 year ground lease between Manor Care Realty, as landlord, and ManorCare Health Services, as tenant. ManorCare Health Services owns the buildings and improvements located thereon and the furniture, fixtures and equipment located therein.

(2) This facility is leased by ManorCare Health Services from an unrelated third party.

(3) These facilities also contain skilled nursing beds in the following numbers: Naples (97), Laguna Hills (98), Peoria (52), Carmel (57) and Fairfield (57).

(4) This facility is owned by an unrelated third party and managed by ManorCare Health Services pursuant to a management agreement.

SKILLED NURSING SERVICES

   FACILITY LOCATION     BEDS
   -----------------     -----
ARIZONA
Tucson..................   117
                         -----
Total...................   117
                         =====
CALIFORNIA
Citrus Heights..........   147
Encinitas...............   106
Fountain Valley.........   147
Hemet...................   175
Palm Desert.............   178
Rancho Bernardo.........    94
Rossmoor................   119
Sunnyvale...............   139
Walnut Creek............   154
                         -----
Total................... 1,259
                         =====
COLORADO
Boulder.................   149
Denver..................   152
                         -----
Total...................   301
                         =====
DELAWARE
Pike Creek..............   151
Wilmington..............   138
                         -----
Total...................   289
                         =====
FLORIDA
Boca Raton..............   178
Boynton Beach...........   179
Carrollwood.............   117
Dunedin.................   119
Jacksonville............   114
Naples..................   116
Palm Harbor.............   179
Plantation..............   118
Sarasota................   177
Venice..................   128
West Palm Beach.........   120
Winter Park.............   133
                         -----
Total................... 1,678
                         =====
GEORGIA
Decatur.................   131
Marietta................   116
                         -----
Total...................   247
                         =====
ILLINOIS
Arlington Heights.......   151
Champaign...............    98
Decatur.................    95
Elgin...................    80
Elk Grove...............   179
Hinsdale................   190

   FACILITY LOCATION     BEDS
   -----------------     -----
Kankakee................   104
Libertyville............   149
Naperville..............   112
Normal..................    95
Oak Lawn................   179
Oak Lawn Americana......   142
Orchard Manor...........    53
Palos Heights...........   179
Palos Heights West......   120
Peoria..................   120
Rolling Meadows.........   154
South Holland...........   188
Urbana..................    98
Westmont................   115
Wilmette................    76
                         -----
Total................... 2,677
                         =====
INDIANA
Anderson................   225
Indianapolis North......   185
Indianapolis South......   119
Kokomo..................   100
                         -----
Total...................   629
                         =====
IOWA
Cedar Rapids............   102
Davenport...............   102
Dubuque.................    94
Waterloo................    95
                         -----
Total...................   393
                         =====
KANSAS
Overland Park...........   173
Topeka..................   120
Wichita.................   117
                         -----
Total...................   410
                         =====
MARYLAND
Bethesda................    87
Chevy Chase.............   157
Largo...................   128
Potomac.................   136
Roland Park.............    74
Rossville...............   178
Ruxton..................   221
Silver Spring...........   119
Towson..................   126
Wheaton.................    98
                         -----
Total................... 1,324
                         =====

   FACILITY LOCATION     BEDS
   -----------------     -----
MISSOURI
Florissant..............    97
Fremont.................   220
                         -----
Total...................   317
                         =====
MICHIGAN
Kingsford...............   105
Windemere...............   189
                         -----
Total...................   294
                         =====
NEVADA
Reno....................   149
                         -----
Total...................   149
                         =====
NEW JERSEY
Cherry Hill.............   107
Mountainside............   148
West Deptford...........   135
                         -----
Total...................   390
                         =====
NEW MEXICO
Camino Vista............   133
Northeast Heights.......   138
Sandia..................   177
                         -----
Total...................   448
                         =====
NORTH CAROLINA
Pinehurst...............   112
                         -----
Total...................   112
                         =====
NORTH DAKOTA
Fargo...................   107
Minot...................   105
                         -----
Total...................   212
                         =====
OHIO
Akron...................    99
Barberton...............   118
Belden Village..........   144
Centreville.............   139
Cincinnati..............   149
Lake Shore..............   198
Mayfield Heights........   148
North Olmstead..........   177
Oregon..................   108
Rocky River.............   208
Sycamore Glen...........    97
Westerville.............   179
Willoughby..............   154
Woodside................   143
                         -----
Total................... 2,061
                         =====

    FACILITY LOCATION      BEDS
    -----------------      -----
OKLAHOMA
Midwest City.............    108
Norman...................    102
Northwest Oklahoma City..    115
Southwest Oklahoma City..    110
Tulsa....................    107
Warr Acres...............    100
Windsor Hills............    102
                           -----
Total....................    744
                           =====
PENNSYLVANIA
Allentown................    165
Bethel Park..............    160
Bethlehem-I..............    224
Bethlehem-II.............    225
Camp Hill................    119
Carlisle.................    151
Chambersburg.............    212
Dallastown...............    202
Devon Manor..............    265
Easton...................    225
Elizabethtown............     97
Fitzgerald Mercy.........    119
Harrisburg...............    233
Huntingdon Valley........    120
Jersey Shore.............    121
King of Prussia..........    147
Kingston Court...........    125
Kingston East............    177
Lansdale.................    171
Laureldale...............    198
Lebanon..................    159
McMurray.................    141
Monroeville..............    119
North Hill...............    199
Pittsburgh...............    149
Pottstown Nursing........    158
Pottsville...............    178
Sinking Spring...........    214
Sunbury..................    124
West Reading.............    176
Whitehall................    171
Williamsport North.......    152
Williamsport South.......    127
Yardley..................    140
Yeadon...................    199
York North...............    162
York South...............    123
                           -----
Total....................  6,147
                           =====
SOUTH CAROLINA
Charleston...............    117
Columbia.................    130
Lexington................    118
                           -----
Total....................    365
                           -----

   FACILITY LOCATION     BEDS
   -----------------     -----
SOUTH DAKOTA
Aberdeen................    98
                         -----
Total...................    98
                         =====
TEXAS
Dallas..................   201
Fort Worth..............   158
Forth Worth NW..........   103
San Antonio-Babcock.....   210
San Antonio-North.......    89
San Antonio-Northwest...   145
San Antonio-Windcrest...   186
Sharpview...............   126
Temple..................   102
Temple Care.............   140
Webster.................   111
                         -----
Total................... 1,571
                         =====
UTAH
Ogden...................   133
                         -----
Total...................   133
                         =====

   FACILITY LOCATION     BEDS
   -----------------     ----
VIRGINIA
Arlington...............  191
Fair Oaks...............  118
Imperial................  127
Stratford Hall..........  233
                         ----
Total...................  669
                         ====
WASHINGTON
Gig Harbor..............  119
Lynwood.................  112
Meadow Park.............  125
Spokane.................  124
                         ----
Total...................  480
                         ====
WISCONSIN
Appleton................  101
Fond du Lac.............  107
Green Bay-East..........   78
Green Bay-West..........  105
Madison.................  174
                         ----
                          565
Total................... ====

TOTAL SKILLED NURSING FACILITIES: 171

TOTAL SKILLED NURSING BEDS: 24,079

  All of the facilities listed in the above table are owned or leased by Manor Care Realty and leased by ManorCare Health Services except for five facilities owned directly by ManorCare Health Services, two facilities in which Manor Care Realty has an ownership interest pursuant to joint venture agreements and three facilities in which ManorCare Health Services has an ownership interest pursuant to joint venture agreements. Manor Care Realty owns 35% of the Winter Park, Florida facility and 94% of the Decatur, Georgia facility. Pursuant to management agreements with the owner/operator of the facilities, ManorCare Health Services will manage the facilities. Each management agreement is for a two-year term with automatic, two-year renewal periods. ManorCare Health Services owns 50% of each of the Centreville, Ohio facility, the Sycamore Glen, Ohio facility and the Fitzgerald Mercy, Pennsylvania facility. Pursuant to the joint venture agreements, ManorCare Health Services will manage the facilities on a long-term basis with the earliest expiration of such agreements on March 2035.

  Set forth below is a chart which illustrates occupancy rates for Manor Care's skilled nursing facilities and assisted living facilities. These occupancy rates include facilities that have been operated by Manor Care for less than two years.

                             OCCUPANCY RATES

                                                                 12 MONTHS ENDED
                                                                     5/31/97
                                                                 ---------------
   Skilled Nursing..............................................      88.4%
   Assisted Living--Arden Courts................................      66.4%
   Assisted Living--Springhouse.................................      83.9%

COMPETITION

  The Company's principal competitors in the skilled nursing business are Advocat, Inc., Beverly Enterprises, Inc., Extendicare, Inc., Genesis Health Ventures, Inc., Health Care and Retirement Corporation, Integrated Health

Services, Inc., Mariner Health Group, Inc., National HealthCare L.P., Paragon Health Network, Inc., Sun Healthcare Group, Inc. and Vencor, Inc. The Company's principal competitors in the assisted living business are Alternative Living Services, Inc., ARV Assisted Living, Inc., CareMatrix Corporation, Emeritus Corporation, Kapson Senior Quarters Corp., Karrington Health, Inc., Marriott International, Inc. and Sunrise Assisted Living, Inc. The Company's principal competitors in the institutional pharmacy business are NCS Healthcare, Inc., Omnicare, Inc. and PharMerica, Inc. The Company's principal competitors in the home health business are HealthCor Holdings, Inc., Home Health Corporation of America, Inc., Housecall Medical Resources, Inc., National Home HealthCare Corp., Olsten Corporation and Option Care, Inc.

  The senior housing and health care industries are highly competitive and ManorCare Health Services expects that the assisted living business in particular will become more competitive in the future. ManorCare Health Services' assisted living and skilled nursing facilities compete on a local and regional basis with other senior support health care providers, some of which have greater financial resources or operate on a nonprofit basis. ManorCare Health Services' competes with other providers on the basis of breadth and quality of services, reputation, location and physical appearance of the facilities, family preferences, relationship with key referral sources and, in the case of private patients, pricing. Accordingly, ManorCare Health Services seeks to meet competition in each locality by establishing a reputation within the local medical communities for high quality services and trained, caring staff.

  In general, regulatory and other barriers to competitive entry in the assisted living industry are not substantial. Some of the Company's present and potential competitors operate on a not-for-profit basis or as charitable organizations, while others have, or may obtain, greater financial resources than those of the Company. Consequently, there can be no assurance that the Company will not encounter increased competition that could limit its ability to attract residents or expand its business. Moreover, if the development of new assisted living facilities outpaces demand for those facilities in certain markets, such markets may become saturated. Such an oversupply of facilities could cause the Company to experience decreased occupancy, depressed margins and lower operating results.

  Vitalink competes with national institutional pharmacies as well as numerous local and regional retail pharmacies, as well as with the pharmacy operations owned by long-term care providers other than the Company. These competitors provide product and service offerings similar to those provided by Vitalink and may be larger or have greater financial resources than the Company.

  The home health care business is highly competitive and many such companies have experienced declines in performance. In Home Health competes with: (i) hospitals and public health agencies that provide short term, intermittent care, (ii) national specialized home care providers and (iii) other independent home care companies. The primary competitive factors in the home health care business are the price of the services and quality considerations such as responsiveness, the technical ability of the professional staff and the ability to provide comprehensive services.

GOVERNMENT FUNDING

  Assisted Living. As a result of limited government funding for the assisted living business, the Company relies and expects to rely in the future on the ability of its residents to pay the cost of care from their own financial resources. Depending on the nature of an individual's health insurance program or long-term care insurance policy, the individual may receive reimbursement for costs of care under an "alternative care benefit." Some state or local governments offer limited funding in the form of housing subsidies for rent or housing-related services for low income seniors. Others may provide subsidies in the form of additional payment for those who receive Supplemental Security Income. However, the federal government does not currently provide any reimbursement for the Company's assisted living facilities.

  Medicaid provides benefits for certain financially or medically needy persons, regardless of age, and is funded jointly by federal, state and local governments. Medicaid reimbursement varies from state to state. In 1981, the federal government approved a Medicaid waiver program called Home and Community-Based Care which was designed to permit states to develop programs specific to the health care and housing needs of the low-income elderly eligible for nursing home placement (a "Medicaid Waiver Program"). Under a Medicaid Waiver Program, states apply to the Health Care Financing Administration for a waiver to use Medicaid funds to support community-based options for low-income elderly who need long-term care. These waivers permit states to reallocate a portion of Medicaid funding for nursing facility care to other forms of care such as assisted living. In 1994, the federal government implemented new regulations which empowered states to further expand their Medicaid Waiver Programs and eliminated restrictions on the amount of Medicaid funding states could allocate to community-based care, such as assisted living. A limited number of states currently have such programs operating that allow them to pay for assisted living care. Without a Medicaid Waiver Program, states can only use federal Medicaid funds for long-term care in nursing facilities.

  Skilled Nursing. Patients seeking the service of the Company's skilled nursing facilities come from a variety of sources, and are principally referred by hospitals and physicians. The Company targets upper income, service sensitive patients who pay for services without benefit of any government assistance program for its skilled nursing facilities. Manor Care Realty locates its nursing facilities in geographies that are attractive to private pay patients because the Company believes that focusing on private pay patients helps reduce its exposure to potential changes in government reimbursement practice and enables the Company to achieve relatively attractive profit margins.

  The Company expects that state Medicaid and federal Medicare reimbursement programs will constitute an additional source of future revenues for its managed skilled nursing facilities. Both initial and continuing qualification of a skilled nursing care facility to participate in such programs depend upon many factors including, among other things, accommodations, equipment, services, patient care, safety, personnel, physical environment, and adequate policies, procedures and controls. Medicaid programs typically provide for fixed rate payment to health care providers who must accept reimbursement from Medicaid as payment in full for all covered services rendered to Medicaid patients. With respect to skilled nursing, Medicare is a retrospective payment system in which each facility receives an interim payment during the year, which is later adjusted to reflect actual allowable direct and indirect costs of services based on the submission of a cost report at the end of each year. As a result of the Budget Act, the Medicare payment system will become prospective such that skilled nursing facilities will be reimbursed per diem for specific covered services regardless of actual cost. See "RISK FACTORS-- Regulation." There can be no assurance that either Medicaid or Medicare will pay rates that recognize all of the Company's costs of providing services to residents covered by those programs.

  Private Pay Patients. As a general rule, the profit margin is higher with private pay patients than with patients to whom services are rendered with government assistance programs.

  The following table sets forth for the periods specified, the percentage of private patients, Medicare patients and Medicaid patients in Manor Care's skilled nursing facilities as they were operated by Manor Care.


                                                               SKILLED NURSING
                                                                  FACILITIES
                                                                LATEST TWELVE
                                                                 MONTHS AS OF
                                                                   5/31/97
                                                              ------------------
                                                                % OF      % OF
                                                              OCCUPANCY REVENUES
                                                              --------- --------
    Private Patients.........................................     51%      55%
    Medicare Patients........................................     11%      19%
    Medicaid Patients........................................     38%      26%
                                                                 ---      ---
      Total..................................................    100%     100%

  As of May 31, 1997, all of the residents at Manor Care's assisted living facilities were private pay.

GOVERNMENT REGULATION

  The Company's skilled nursing facilities and assisted living facilities are subject to extensive federal, state and local statutes and regulations. In addition, the facilities are subject to various local building codes and other ordinances. The Company believes that, at this time, none of its facilities is in violation of any applicable regulation that would threaten the operation of its business or materially affect the standard of care provided. Changes in applicable laws and regulations or new interpretations of existing laws and regulations could have a material adverse effect on licensure of Company facilities, eligibility for participation in federal and state programs, permissible activities, costs of doing business, or the levels of reimbursement from governmental, private and other sources. In addition to extensive existing health care statutes and regulations and the Budget Act, there are numerous initiatives on the federal and state levels for comprehensive reforms. The Company cannot predict the ultimate timing, the content, or the impact of future legislation and regulations affecting the Company and the health care industry in general. See "RISK FACTORS-- Regulation."

  Certificate of Need. Many of the states in which the Company will operate have adopted Certificate of Need ("CON") statutes applicable to the assisted living and skilled nursing services provided by the Company. CON or similar laws generally require that approval must be obtained from the designated state health planning agency for certain acquisitions and capital expenditures, and determine that a need exists prior to the expansion of existing facilities, construction of new facilities, addition of beds, acquisition of major items of equipment or introduction of new services. CON laws typically do not affect the operations of facilities that already are operating. CON laws are in effect in the following states where the Company will operate and where the Company may continue to expand: Florida, Illinois, New Jersey, Ohio, New York, Connecticut and Kentucky. Failure to obtain the necessary state approval can result in (i) the inability to provide services, to operate a facility, or to complete an acquisition, addition or other change; (ii) the imposition of sanctions; (iii) adverse action on the facility's license; and/or (iv) adverse reimbursement action. CONs or other approvals may be required in connection with the Company's future acquisitions and/or expansions. There can be no assurance that the Company will be able to obtain the CONs or other approvals necessary for any or all such projects. There can be no assurance that states with CON laws may not abolish such laws or that states without such laws will enact such CON laws. Manor Care has extensive experience filing for CONs. During the period from 1987 to the present, Manor Care completed 64 new skilled nursing facilities, most of which required CON applications. During the past four fiscal years, Manor Care received CON approval for 13 skilled nursing facilities and 18 assisted living facilities.

  Anti-remuneration Laws. The Company is subject to federal and state anti-remuneration laws, such as the Medicare/Medicaid anti-kickback laws, which govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. The Medicare/Medicaid anti-kickback law has been broadly interpreted to apply to certain contractual relationships between health care providers and sources of patient referral. State laws vary from state to state, are sometimes vague and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of health care providers or suppliers from participation in the Medicare and Medicaid programs. The Company plans to continue to treat Vitalink and In Home as separate entities, and will also treat Manor Care Realty as a separate entity. Thus, the Company does not believe that there will be any material adverse effect to the Company as a result of the anti-remuneration laws.

  Billing Regulation. Certain provisions in the Social Security Act authorize penalties, including exclusion from participation in Medicare and Medicaid, for various billing-related offenses. The Department of Health and Human Services can also initiate permissive exclusion actions for improper billing practices such as submitting claims "substantially in excess" of the provider's usual costs or charges, failure to disclose ownership and officers, or failure to disclose subcontractors and suppliers.

  Federal and State Assistance Programs. Funds received by the Company under Medicare and Medicaid are subject to audit with respect to the proper application of various payment formulas. Such audits can result in retroactive adjustments of revenue from these programs, resulting in either amounts due to the government agency from the Company or amounts due the Company from the government agency. The Company believes that its payment formulas have been properly applied and that any future adjustments will not have a material adverse impact on its financial position or results of operations.

  Both the Medicare and Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy, intermediary determinations and governmental funding restrictions, all of which may materially increase or decrease the rate of program payments to health care facilities. The Company can give no assurance that payments under such programs will in the future remain at a level comparable to the present level or be sufficient to cover the operating and fixed costs allocable to such patients.

  There have been numerous initiatives on the Federal and state levels for comprehensive reforms affecting payment for and availability of health care services. On August 5, 1997, Congress enacted the Balanced Budget Act of 1997 (the "Budget Act") which changes the manner in which Medicare reimburses skilled nursing facilities for cost reporting periods beginning July 1, 1998. For the Company, the Budget Act will be phased-in for cost report years starting in November, 1998. Medicare is currently a retrospective payment system in which each facility receives an interim payment during the year, which is later adjusted to reflect actual allowable direct and indirect costs of services based on the submission of a cost report at the end of each year. The Budget Act will result in a shift to a prospective Medicare payment system in which skilled nursing facilities will be reimbursed per diem for specific covered services regardless of actual cost. Specifically, the Budget Act provides that, over three reporting periods starting July 1, 1998, the Medicare program will phase into this prospective payment system. During the first reporting period, skilled nursing facilities will receive 75% of their reimbursement based on actual costs and 25% based on a federally-scheduled per diem rate. In the second reporting period, reimbursement will be 50% cost-based and 50% rate-based, in the third, 25% cost-based and 75% rate-based. Thereafter, skilled nursing facilities will be reimbursed by Medicare solely based on a prospective payment system. Pursuant to the Balanced Budget Act of 1997, between November 1998 and June 1999, the Medicare payment system for ManorCare Health Services will become prospective rather than retrospective. The Budget Act also gives states greater flexibility in the administration of their Medicaid programs in that the Budget Act repeals the requirement that payment be reasonable and adequate to cover the costs of "efficiently and economically operated" skilled nursing facilities. ManorCare Health Services cannot predict the impact that this change will have on ManorCare Health Services. ManorCare Health Services cannot predict whether any other proposals will be adopted at the Federal or state level or, if adopted and implemented, what effect, if any, such proposals will have on ManorCare Health Services. ManorCare Health Services believes, however, that government and private efforts to contain or reduce health care costs will continue and that these trends are likely to lead to reduced or slower growth in reimbursement for certain services it provides. A significant change in coverage, reduction in payment rates by third-party payors or the decline in availability of funding could have a material adverse effect on the business and financial condition of ManorCare Health Services.

  False Claim Regulation. False claims are prohibited pursuant to criminal and civil statutes. Criminal provisions at 42 U.S.C. Section 1320a-7b prohibit filing false claims or making false statements to receive payment or certification under Medicare or Medicaid, or failing to refund overpayments or improper payments; offenses for violation are felonies punishable by up to five years imprisonment, and/or $25,000 fines. Civil provisions at 31 U.S.C.
Section 3729 prohibit the knowing filing of a false claim or the knowing uses of false statements to obtain payment; penalties for violations are fines of not less than $5,000 nor more than $10,000, plus treble damages, for each claim filed.

  OSHA. Federal regulations promulgated by the Occupational Safety and Health Administration impose additional requirements on the Company with regard to protecting employees from hazards in the workplace, including exposure to blood-borne pathogens. The Company believes that it is in compliance with such regulatory requirements.

  Related Party Rule. The Medicare related party rule applies to companies that are associated or affiliated with or have control of, or are controlled by a Medicare provider. The Medicare program may consider Vitalink and In Home Health to be related parties with the Company. Consequently, unless there is a qualification for a waiver of the related party rule, the Medicare program will only reimburse for the cost incurred by the related party in providing products or services, rather than their charges. An organization can qualify for an exception from the related party rule by meeting the following criteria: (i) the entities are bona-fide separate organizations; (ii) a substantial part of the supplying organization's business activity is conducted with non-related organizations and there is an open, competitive market for such services or products; (iii) the services or products are commonly obtained by a provider from other organizations and are not a basic element of patient care ordinarily furnished directly to patients by the provider; and (iv) the charge to the provider is in line with the charge for such services and products in the open market and no more than the charge made under comparable circumstances to others. For the purposes of the Medicare related party rule, the Company plans to continue to treat Vitalink and In Home Health as related parties, and will also treat Manor Care Realty as a related party. Thus, the Company does not believe that there will be any material adverse effect on the Company as a result of the Medicare related party rule.

  Home Health Care Moratorium. On September 15, 1997, President Clinton issued a Medicare moratorium on new home health agencies. The moratorium is scheduled to last for six months so that new regulations can be proposed to combat fraud. Given the short duration of the moratorium and the fact that the moratorium only pertains to new home health providers, the Company does not believe that there will be any material adverse affect on either In Home Health or on the Company as a result thereof.

  Environmental Regulation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property or an entity that arranges for the disposal or treatment of hazardous or toxic substances at a disposal site may be held jointly and severally liable for the cost of removal or remediation of certain hazardous or toxic substances, that could be located on, in or under such property. Such laws and regulation often impose liability whether or not the owner, operator or otherwise responsible party knew of, or caused, the presence of the hazardous of toxic substances. The costs of any required remediation or removal of these substances can be substantial and the liability of a responsible party as to any property is generally not limited under such laws and regulation and could exceed the property's value and the aggregate assets of the liable party. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. In connection with the ownership and leasing to third-parties of its properties, Manor Care Realty could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties.

INSURANCE

  Health care companies are subject to medical malpractice, personal injury and other liability claims which are customary risks inherent in the operation of health facilities and are generally covered by insurance. The Company maintains property, liability and professional malpractice insurance policies in amounts and with such coverage and deductibles which are deemed appropriate by management, based upon historical claims, industry standards and the nature and risks of its business. In addition, the Company self insures, either directly or indirectly through insurance arrangements requiring it to reimburse insurance carriers, some of its liability risks other than catastrophic exposures.

  There can be no assurance that claims will not arise which are in excess of the Company's insurance coverage or are not covered by the Company's insurance coverage. A successful claim against the Company not covered by, or in excess of, the Company's insurance could have a material adverse effect on the Company's financial condition and results of operations. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect on the Company's ability to attract residents or expand its business and would require management to devote time to matters unrelated to the operation of the Company's business. In addition, the Company's insurance policies must be renewed annually and there can be no assurance that the Company will be able to continue to obtain liability insurance coverage in the future or, if available, that such coverage will be available on acceptable terms.

LEGAL PROCEEDINGS

  The Company is subject to regulatory and legal actions, investigations or claims for damages that arise from time to time in the ordinary course of business. Although it is impossible to predict the outcome of any legal proceeding and the Company cannot estimate the range of the ultimate liability, if any, relating to these proceedings, the Company believes that the outcome of such proceedings should not, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS OF THE COMPANY

  The name, age, proposed title upon consummation of the Distribution and business background of each of the persons who are expected to become on the Effective Date the executive officers of the Company are set forth below. The business address of each of the prospective executive officers is 11555 Darnestown Road, Gaithersburg, Maryland, 20878, unless otherwise indicated.

          NAME           AGE                        POSITION
          ----           ---                        --------
Stewart Bainum, Jr. ....  51 Chairman of the Board
Donald C. Tomasso.......  52 President and Chief Executive Officer
Scott J. Van Hove.......  40 Executive Vice President, Operations
James H. Rempe..........  67 Senior Vice President, General Counsel and Secretary
Carole Y. Prest.........  46 Senior Vice President, Strategy and Marketing
H. David Lundgren.......  46 Senior Vice President, Human Resources
Wolfgang von Maack......  57 President and Chief Executive Officer of In Home Health

  Stewart Bainum, Jr. Mr. Bainum, Jr. will resign as Chief Executive Officer of Manor Care on the Effective Date. Following the Distribution, Mr. Bainum, Jr. will also act as Chairman of the Board of Manor Care Realty. Mr. Bainum, Jr. has also acted as Chairman of the Board of Choice Hotels since October 1997, and of Sunburst (formerly named Choice Hotels International, Inc.) since November 1996. It is expected that Mr. Bainum, Jr. will devote 12.5% of his time to Choice Hotels, 12.5% of his time to Sunburst, 37.5% of his time to ManorCare Health Services and 37.5% of his time to Manor Care Realty. Chairman of the Board of Manor Care and ManorCare Health Services, Inc. (a subsidiary of Manor Care which prior to the Distribution owned and operated Manor Care's assisted living and skilled nursing facilities) ("Old ManorCare Health Services") since March 1987; Chief Executive Officer of Manor Care since March 1987 and President since June 1989; Chairman of the Board of Vitalink since February 1997; Vice Chairman of the Board of Vitalink from February 1995 to February 1997; Vice Chairman of the Board of Manor Care and subsidiaries from June 1982 to March 1987; Director of Manor Care since August 1981, of Vitalink since September 1991, of Old ManorCare Health Services since 1976 and of Choice and its predecessors since 1977; Chief Executive Officer of Old ManorCare Health Services since June 1989 and President from May 1990 to May 1991; Chairman of the Board and Chief Executive Officer of Vitalink from September 1991 to February 1995 and President and Chief Executive Officer from March 1987 to September 1991; Chairman of the Board of Choice from March 1987 to June 1990.

  Donald C. Tomasso. Executive Vice President of Manor Care and President of Old ManorCare Health Services since September 1996; President, Long-Term Care Division of Old ManorCare Health Services from February 1995 to August 1996 and a Director of Old ManorCare Health Services since June 1991; President and Chief Operating Officer of Old ManorCare Health Services from May 1991 to February 1995; Chairman and Chief Executive Officer of Vitalink from February 1995 to February 1997 and Vice Chairman from September 1991 to February 1995; previously employed by Marriott Corporation for more than five years, including as Executive Vice President/General Manager of the Roy Rogers Division; Director of In Home Health since October 1995.

  Scott J. Van Hove. Senior Vice President and Chief Administrative Officer of Manor Care since December 1995; Executive Vice President, Operations of Old ManorCare Health Services since February 1997; Senior Vice President of Old Manor Care Health from December 1995 to January 1997; Vice President of Operations, of Manor Care from March 1990 to December 1995.

  James H. Rempe. Senior Vice President, General Counsel and Secretary of Manor Care since August 1981, of Choice and its predecessors from February 1981 to November 1996 and of Old ManorCare Health

Services since December 1980; Secretary of Vitalink from January 1993 to January 1997 and a Director since September 1994; Senior Vice President and a Director of Vitalink from January 1983 to September 1991; Director of In Home Health since October 1995.

  Carole Y. Prest. Vice President, Corporate Strategic Planning of Manor Care from September, 1995 to September, 1997; previously employed by GenRad, Inc. for nine years, including Vice President and General Manager of Concord Products Division; Chairman of Board and President of Manor Care Foundation; Director of Sunburst Hospitality Corporation.

  H. David Lundgren. Vice President, Organizational Strategy and Development of Aetna, Inc. from 1996 to April 1997; Vice President, Human Resources of Aetna Inc. from 1992 to 1996.

  Wolfgang von Maack. President and Chief Executive Officer of In Home Health since May 1997; Senior Vice President, Healthcare Services of Old ManorCare Health Services since June 1990; Vice President, Operations of Old ManorCare Health Services from March 1988 to June 1990.

  The following individuals, who are currently officers or directors of Manor Care, will be directors and/or executive officers of Manor Care Realty after the Distribution: (i) Stewart Bainum, Jr. as Chairman of the Board and Director, (ii) Joseph R. Buckley as Chief Executive Officer and Director,
(iii) Leigh C. Comas as Senior Vice President and Chief Financial Officer,
(iv) Larry Godla as Senior Vice President, Construction and Development, and
(v) Margarita Schoendorfer as Vice President and Controller.

COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth certain information concerning the annual and long-term compensation of those persons who, following the Distribution, will serve as the chairman of the board and the four other most highly compensated executive officers of the Company (the "Named Officers"):

                          SUMMARY COMPENSATION TABLE

                                      ANNUAL COMPENSATION           LONG-TERM COMPENSATION
                                    ----------------------- --------------------------------------
                             FISCAL                          STOCK   STOCK OPTION     ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR   SALARY   BONUS   OTHER  AWARDS  SHARES (#)(1) COMPENSATION(2)
---------------------------  ------ -------- -------- ----- -------- ------------- ---------------
Stewart Bainum, Jr.(3)...     1997  $568,062 $340,837   (4)      --     60,000         $35,074
 Chairman of the Board        1996   625,102  337,555   (4)      --     60,000          33,543
                              1995   572,308  343,385   (4)      --        --            9,000
Donald C. Tomasso........     1997   428,002  235,401   (4)      --     35,000          18,760
 President                    1996   400,005  145,602   (4)      --     50,000           5,750
 Chief Executive Officer      1995   345,737  190,155   (4)      --        --            2,250
James H. Rempe...........     1997   281,507  140,754   (4) $271,250    15,000          16,727
 Senior Vice President,       1996   269,048  121,072   (4)      --     15,000          15,969
 General Counsel and          1995   267,349  133,675   (4)      --        --            9,000
 Secretary
Scott J. Van Hove........     1997   240,192  116,753   (4)      --     50,000          14,542
 Executive Vice
  President,                  1996   210,310   89,754   (4)      --     40,000           8,690
 Operations                   1995   183,393   68,311   (4)      --        --            6,750
Wolfgang von Maack(5)....     1997   238,992   81,182   (4)      --     14,000          10,588
 President and                1996   227,677   76,727   (4)      --     10,000          10,245
 Chief Executive Officer,     1995   225,219   66,665   (4)      --        --            6,750
 In Home Health, Inc.

--------

(1) Represents options to purchase shares of Manor Care Common Stock. The options shown above represent the number of options held prior to the Choice Spin-off. In connection with the Choice Spin-off, these options were converted, in some cases, into options to purchase Manor Care common stock and options to purchase Choice common stock. These conversions are reflected in the following table of "Stock Option Grants in Fiscal 1997." For a discussion of the treatment of options in connection with the Distribution, see "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--Employee Benefits and Other Employment Matters Allocation Agreement."
(2) Represents amounts contributed by Manor Care for fiscal 1997, 1996 and 1995 under the 401(k) Plan and the Nonqualified Savings Plan, which provide retirement and other benefits to eligible employees, including the Named Officers. Amounts contributed in cash or stock by Manor Care during fiscal 1997 under the 401(k) Plan for the Named Officers were as follows:
    Mr. Bainum, Jr., $9,000; Mr. Tomasso, $6,253; Mr. Rempe, $5,591; Mr. Van Hove, $4,655 and Mr. von Maack, $3,540. Amounts contributed in cash or stock by Manor Care during fiscal 1997 under the Nonqualified Savings Plan for the Named Officers were as follows: Mr. Bainum, Jr., $26,074; Mr. Tomasso, $12,507; Mr. Rempe, $11,137; Mr. Van Hove, $9,887 and Mr. von Maack, $7,047.

(3) Mr. Bainum, Jr. will resign as Chief Executive Officer of the Company effective on the Effective Date. Following the Distribution, Mr. Bainum, Jr. will be the Chairman of the Board of the Company and the Chairman of the Board of Manor Care Realty. On November 1, 1996, Manor Care distributed to its shareholders (the "Choice Spin-off") all of the shares of its wholly owned subsidiary, Choice Hotels International, Inc. ("Choice"). Mr. Bainum, Jr. is the Chairman of the Board of Choice. In fiscal 1997, Mr. Bainum, Jr. devoted approximately 75% of his time to Manor Care and approximately 25% of his time to Choice. The compensation reflected here is total compensation received for services rendered to Manor Care and Choice prior to November 1, 1996 and the 75% of Mr. Bainum, Jr.'s compensation received from Manor Care from November 1, 1996 through the end of the 1997 fiscal year. Choice has separated its franchising business and its lodging business through a special dividend to its shareholders (the "Sunburst Spin-off"). As of the Sunburst Spin-off, Choice's franchising business is conducted by a separate public company named Choice Hotels International, Inc. ("Choice Hotels") and Choice's lodging business is conducted by a separate public company named Sunburst Hospitality Corporation ("Sunburst"). It is expected that Mr. Bainum, Jr. will devote 12.5% of his time to Choice Hotels, 12.5% of his time to Sunburst, 37.5% of his time to the Company and 37.5% of his time to Manor Care Realty.

(4) The value of perquisites and other compensation does not exceed the lesser of $50,000 or 10% of the amount of annual salary and bonus paid as to any of the Named Officers.

(5) As of the Effective Date, pursuant to an Employee Time Sharing Agreement by and among Wolfgang von Maack, the Company, In Home Health and Mesquite Community Hospital, L.P. ("Mesquite"), Mr. von Maack, who will be employed by ManorCare Health Services, will devote 75% of his professional time to the affairs of In Home Health and 25% of his professional time to the affairs of Mesquite. The Employee Time Sharing Agreement provides that In Home Health and Mesquite will provide ManorCare Health Services with 75% and 25%, respectively, of Mr. von Maack's annual budgeted expenses and will be reimbursed or will reimburse ManorCare Health Services in the event that Mr. von Maack's actual costs are lower than or exceed such annual budget.

  The following tables set forth certain information at May 31, 1997 and for the fiscal year then ended concerning stock options granted to the Named Officers. All Common Stock figures and exercise prices have been adjusted to reflect stock dividends and stock splits effective in prior fiscal years. In connection with the Distribution, existing Manor Care stock options will be subject to certain adjustments or to conversion into options to purchase Company Common Stock. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--Employee Benefits Allocation Agreement."

                      STOCK OPTION GRANTS IN FISCAL 1997

                                            INDIVIDUAL GRANTS
                                  ----------------------------------------
                                                                                      POTENTIAL REALIZABLE
                                                                                        VALUE OF ASSUMED
                                                                                         ANNUAL RATE OF
                                                PERCENTAGE OF                              STOCK PRICE
                                                TOTAL OPTIONS                           APPRECIATION FOR
                                  NUMBER OF     GRANTED TO ALL   EXERCISE                OPTION TERM(2)
                                   OPTIONS       EMPLOYEES IN   BASE PRICE EXPIRATION ---------------------
          NAME            COMPANY GRANTED(1)   FISCAL YEAR 1997 PER SHARE     DATE      5%(3)      10%(4)
          ----            ------- ----------   ---------------- ---------- ---------- ---------- ----------
Stewart Bainum, Jr.(5)..  MNR       60,000            6.3%       $25.0505    7/1/06   $  945,246 $2,395,440
                          CHI       60,000               (6)     $14.5095    7/1/06      547,494  1,387,474
                                   -------                                            ---------- ----------
                          Total    120,000                                            $1,492,750 $3,783,904
Donald C. Tomasso(5)....  MNR       55,272            3.7%(7)    $25.0505    7/1/06   $  870,760 $2,206,679
                          CHI            0                            --        --           --         --
                                   -------                                            ---------- ----------
                          Total     55,272                                            $  870,760 $2,206,679
James H. Rempe(5).......  MNR       20,430            1.6%(7)    $25.0505    7/1/06   $  321,856 $  815,647
                          CHI        5,625               (6)     $14.5095    7/1/06       52,327    130,075
                                   -------                                            ---------- ----------
                          Total     26,055                                            $  373,183 $  945,722
Scott J. Van Hove(5)....  MNR       39,480            2.6%(7)    $25.0505    7/1/06   $  621,972 $1,576,199
                          MNR       25,000(1)         2.6%       $27.0000   1/15/07      424,500  1,075,750
                          CHI            0                                                   --         --
                                   -------                                            ---------- ----------
                          Total     64,480                                            $1,046,472 $2,651,949
Wolfgang von Maack(5)...  MNR       22,108           1.47%(7)    $25.0505    7/1/06   $  348,285 $  882,623
                          CHI            0                            --        --           --         --
                                   -------                                            ---------- ----------
                          Total     22,108                                            $  348,285 $  882,623

--------
 * References to "MNR" are to Manor Care and "CHI" are to Choice.

(1) All of the options shown, except for Mr. Van Hove's 25,000 MNR options, were granted prior to the Choice Spin-off. In connection with the Choice Spin-off, the existing options were converted, in some cases, into options to purchase Manor Care Common Stock and options to purchase Choice common stock. In all cases, the exercise prices were adjusted to maintain the same financial value to the option holder before and after the Choice Spin-off. The number of options set forth in the above table present the number and exercise prices of the options after the Choice Spin-off.
(2) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and therefore are not intended to forecast future possible appreciation, if any, of Manor Care's stock price. Since options are granted at market price, a zero percent gain in the stock price will result in no realizable value to the optionees.
(3) A 5% per year appreciation in stock price from $25.0505 per share yields $40.8046, from $14.5095 per share yields $23.6344, from $13.8933 per share yields $22.6344 and from $27.00 per share yields $43.98.
(4) A 10% per year appreciation in stock price from $25.0505 per share yields $64.9745, from $14.5095 per share yields $37.6339, from $13.8933 per share yields $36.0356 and from $27.00 per share yields $70.03.
(5) The options granted to the officers vest at the rate of 20% per year commencing on the first through the fifth anniversary of the date of the stock option grant.
(6) Information is not available for the total number of Choice options granted during the fiscal year 1997.
(7) This percentage relates to the number of options granted to the officers prior to the conversion of such options in the Choice Spin-off. The converted number of options is listed in this table.

                   AGGREGATE OPTION EXERCISES IN FISCAL 1997
                          AND YEAR-END OPTION VALUES

                                                                                    VALUE OF UNEXERCISED
                                                          NUMBER OF UNEXERCISED     IN-THE-MONEY OPTIONS
                                   SHARES                OPTIONS AT MAY 31, 1997       AT MAY 31, 1997
                                  ACQUIRED     VALUE    ------------------------- -------------------------
                                 ON EXERCISE  REALIZED  EXERCISABLE UNEXERCISABLE
                         COMPANY      #          $           #            #       EXERCISABLE UNEXERCISABLE
                         ------- ----------- ---------- ----------- ------------- ----------- -------------
Stewart Bainum, Jr. .... MNR       329,791   $2,318,180   174,000      221,000    $3,633,404   $2,749,771
                         CHI       465,000    3,105,452   239,000      221,000     2,758,324    1,334,863
Donald C. Tomasso....... MNR           --           --    109,138      278,734     1,178,161    3,491,641
                         CHI           --           --     66,500            0       612,534          --
James H. Rempe.......... MNR        30,587      543,625    22,835       82,881       352,453    1,086,277
                         CHI           --           --     57,374       28,000       600,600      205,906
Scott J. Van Hove....... MNR           --           --     61,894      212,142     1,159,075    2,415,701
                         CHI           --           --     45,000            0       457,268          --
Wolfgang von Maack...... MNR           --           --     73,353      102,888     1,578,129    1,497,752
                         CHI           --           --     71,300            0       840,092          --

--------
 * References to "MNR" are to Manor Care and "CHI" are to Choice.
(1) The closing price of Manor Care's common stock and for Choice common stock as reported by the New York Stock Exchange on May 30, 1997, was $28.625 and $15.75, respectively. The value is calculated on the basis of the difference between the option exercise price and such closing price multiplied by the number of shares of common stock underlying the option.

RETIREMENT PLANS

  Prior to the Distribution, it is expected that the Company will adopt the Supplemental Executive Retirement Plan (the "SERP"). Participants will be selected by the Board or any designated committee and will be at the level of Senior Vice President or above.

  Participants in the SERP will receive a monthly benefit for life based upon final average salary and years of service. Final average salary is the average of the monthly base salary, excluding bonuses or commissions, earned in a 60 month period out of the 120 months of employment which produces the highest average, prior to the first occurring of the early retirement date or the normal retirement date. The normal retirement age is 65, and participants must have a minimum of 15 years of service. Participants may retire at age 60 and may elect to receive reduced benefits commencing prior to age 65, subject to Board approval. All of the Named Officers who will be participants are age 55 or younger, so that none of their compensation reported above would be included in the final average salary calculation.

  Assuming that the following officers continue to be employed by the Company until they reach age 65, their credited years of service would be as follows:

                                                  CURRENT YEARS YEARS OF SERVICE
     NAME OF INDIVIDUAL                            OF SERVICE      AT AGE 65
     ------------------                           ------------- ----------------
     Stewart Bainum, Jr. ........................     23.5             38
     Donald C. Tomasso...........................        6             19
     Scott J. Van Hove...........................       10             35

Mr. Rempe has twenty-seven current years of service and had twenty-five years of service at age sixty-five.

  The table below sets forth estimated annual benefits payable upon retirement to persons in specified compensation and years of service classifications. These benefits are straight life annuity amounts, although participants have the option of selecting a joint and 50% survivor annuity or ten-year certain payments. The benefits are not subject to offset for social security and other amounts.

                          YEARS OF SERVICE/BENEFIT AS
                      PERCENTAGE OF FINAL AVERAGE SALARY

                                                                                       25 OR
         REMUNERATION            15/15%                    20/22.5%                   MORE/30%
         ------------            -------                   --------                   --------
           $300,000              $45,000                   $ 67,500                   $ 90,000
            350,000               52,500                     78,750                    105,000
            400,000               60,000                     90,000                    120,000
            450,000               67,500                    101,250                    135,000
            500,000               75,000                    112,500                    150,000
            600,000               90,000                    135,000                    180,000

  Prior to the Distribution, it is expected that the existing Manor Care Retirement Savings and Investment Plan (the "401(k) Plan"), a defined contribution retirement, savings and investment plan for its employees and the employees of its participating affiliated companies, will be amended to cover both Manor Care Realty and ManorCare Health Services. The 401(k) Plan will be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and will include a cash or deferred arrangement under
Section 401(k) of the Code. All employees age 21 or over who have worked for the Company (or Manor Care) for a twelve-month period during which such employee completed at least 1,000 hours will be eligible to participate. Subject to certain non-discrimination requirements, each employee will be able to contribute an amount to the 401(k) Plan on a pre-tax basis up to 15% of the employee's salary, but not more than the current federal limit of $9,500. The Company will match contributions made by its employees subject to certain limitations. The amount of the match will be equal to a percentage of the amount of salary reduction contribution made on behalf of a participant during the plan year based upon a formula that involves the profits of the Company for the year and the number of years of service of the participant.

  Prior to the Distribution, it is expected that the existing Manor Care Nonqualified Retirement Savings and Investment Plan (the "Nonqualified Savings Plan") will be amended to cover both Manor Care Realty and ManorCare Health Services. Certain select highly compensated members of management of the Company will be eligible to participate in the Plan. The Nonqualified Savings Plan will mirror the provisions of the 401(k) Plan, to the extent feasible, and will be structured so as to provide the participants with a pre-tax savings vehicle to the extent that pre-tax savings are limited under the 401(k) Plan as a result of various governmental regulations, such as non-discrimination testing.

  The Company match under the 401(k) Plan and the Nonqualified Savings Plan will be limited to a maximum aggregate of 6% of the annual salary of a participant. Likewise, participant contributions under the two plans will not exceed the aggregate of 15% of the annual salary of a participant.

OPTION AND STOCK PURCHASE PLANS

  Prior to the Distribution, it is expected that the Company will adopt the ManorCare Health Services Employee Stock Purchase Plan (the "Stock Purchase Plan"). Under the Stock Purchase Plan, all employees who have completed one year of service are eligible to participate. Eligible employees may purchase stock of the Company in an amount of no less than 2% nor more than 10% of compensation (as defined in the Stock Purchase Plan), subject to an overall maximum purchase per employee per calendar year of $25,000. At the end of each quarterly offering period, the Company will contribute cash equal to 10% of the purchase price of the common stock so purchased. The Company will pay the administrative costs for the purchase of the Company common stock.

  Prior to the Distribution, it is expected that the Company will adopt the ManorCare Health Services 1997 Long-Term Incentive Plan (the "Incentive Plan"), pursuant to which key employees of the Company and its subsidiaries are eligible to be granted awards under the Incentive Plan. The types of awards that may be granted under the Incentive Plan are restricted shares, incentive stock options, nonqualified stock options, stock appreciation rights and performance shares. A total of up to 7.1 million shares of common stock will be reserved for issuance pursuant to the Incentive Plan.

EMPLOYMENT AGREEMENTS

  The Company expects to enter into an employment agreement, effective upon the Effective Date, with Stewart Bainum, Jr. (the "Employment Agreement"), providing for Mr. Bainum, Jr.'s employment as Chairman of the Board of the Company. The Employment Agreement will have a term of three years and either the Company or Mr. Bainum may terminate the Employment Agreement upon 30 days' prior written notice on the first and second anniversary dates of the Employment Agreement. The Employment Agreement will provide that Mr. Bainum, Jr. will devote 12.5% of his professional time to the affairs of Sunburst, 12.5% of his professional time to the affairs of Choice Hotels, 37.5% of his professional time to the affairs of Manor Care Realty and the remaining 37.5% of his professional time to the affairs of the Company. The Employment Agreement provides for a base salary of approximately $258,000 per annum for services to the Company and a maximum bonus of 60% of Mr. Bainum, Jr.'s base compensation based upon the performance of the Company.

  ManorCare Health Services has entered into an employment agreement, dated July 14, 1997, with Scott Jacob Van Hove (the "Van Hove Employment Agreement"), providing for Mr. Van Hove's employment as Executive Vice President, Operations of ManorCare Health Services. The Van Hove Employment Agreement will expire on July 14, 2000, after which the parties may extend the term if they mutually desire to do so. The Van Hove Employment Agreement provides for a base salary of approximately $263,000 per annum and a maximum bonus of 50% of Mr. Van Hove's base compensation based upon the performance of ManorCare Health Services.

                            THE BOARD OF DIRECTORS

DIRECTORS OF THE COMPANY

  The Company's Board of Directors will be classified into three classes, designated Class I, Class II and Class III, each class to be as nearly equal in number of directors as possible. The term of the initial Class I directors will terminate on the date of the 1998 annual meeting of the Company's stockholders; the term of the initial Class II directors will terminate on the date of the 1999 annual meeting of the Company's stockholders; and the term of the initial Class III directors will terminate on the date of the 2000 annual meeting of the Company's stockholders. At each annual meeting of the Company's stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office. Increases or decreases in the number of directors will be apportioned among the classes as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

  The name, age, proposed class of directorship upon consummation of the Distribution and business background (other than executive officers who are directors) of each of the persons who are expected to become on the Effective Date the directors of the Company are set forth below.

   NAME                              AGE                POSITION
   ----                              ---                --------
Stewart Bainum, Jr. ................  51 Chairman of the Board; Class I Director
Regina E. Herzlinger................  53 Class II Director
William H. Longfield................  59 Class III Director
Frederic V. Malek...................  60 Class II Director
Jerry E. Robertson, Ph.D. ..........  64 Class III Director
Kennett L. Simmons..................  55 Class III Director
Donald C. Tomasso...................  52 Class I Director

  Stewart Bainum, Jr. Mr. Bainum, Jr. will resign as Chief Executive Officer of Manor Care on the Effective Date. Following the Distribution, Mr. Bainum, Jr. will also act as Chairman of the Board of Manor Care Realty. Mr. Bainum, Jr. has also acted as Chairman of the Board of Choice Hotels since October, 1997, and of Sunburst (formerly named Choice Hotels International, Inc.) since November 1996. It is expected that Mr. Bainum, Jr. will devote 12.5% of his time to Choice Hotels, 12.5% of his time to Sunburst, 37.5% of his time to ManorCare Health Services and 37.5% of his time to Manor Care Realty. Chairman of the Board of Manor Care and Old ManorCare Health Services since March 1987; Chief Executive Officer of Manor Care since March 1987 and President since June 1989; Chairman of the Board of Vitalink since February, 1997; Vice Chairman of the Board of Vitalink from February 1995 to February 1997; Vice Chairman of the Board of Manor Care and subsidiaries from June 1982 to March 1987; Director of Manor Care since August 1981, of Vitalink since September 1991, of Old ManorCare Health Services since 1976 and of Choice and its predecessors since 1977; Chief Executive Officer of Old ManorCare Health Services since June 1989 and President from May 1990 to May 1991; Chairman of the Board and Chief Executive Officer of Vitalink from September 1991 to February 1995 and President and Chief Executive Officer from March 1987 to September 1991; Chairman of the Board of Choice from March 1987 to June 1990.

  Regina E. Herzlinger. Nancy R. McPherson Professor of Business
Administration, Harvard Business School, since 1971. Director: C.R. Bard, Inc., Deere & Company, Cardinal Health Care, Inc., Schering-Plough Corporation and Total Renal Care Inc.

  William H. Longfield. Chairman and Chief Executive Officer of C.R. Bard, Inc. (medical devices) since September 1995; President and Chief Executive Officer from June 1994 to September 1995; President and Chief Operating Officer of C.R. Bard, Inc. from September 1991 to June 1994; Executive Vice President and Chief Operating Officer of C.R. Bard, Inc. from February 1989 to September 1991. Director: C.R. Bard, Inc., Horizon Mental Health Management, Inc., United Dental Care, Inc., The West Company and Atlantic Health Systems.

  Frederic V. Malek. Chairman, Thayer Capital Partners since March 1993; Co-chairman of CB Commercial Real Estate Group, Inc. from April 1989 to October 1996; Campaign Manager, Bush-Quayle '92 Campaign from January 1992 to December 1992; Vice Chairman of NWA, Inc. (airlines) from July 1990 to December 1991.
Director: American Management Systems, Inc., Automatic Data Processing Corp., CB Commercial Real Estate Group, Inc., Choice, FPL Group, Inc., Northwest Airlines, Inc. and various Paine Webber mutual funds.

  Jerry E. Robertson, Ph.D. Retired; Executive Vice President of 3M Life Sciences Sector and Corporate Services from November 1984 to March 1994.
Director: Allianz Life Insurance Company of North America, Cardinal Inc., Choice Hotels International, Inc., Coherent, Inc., Haemonetics Corporation, Medwave, Inc., Project Hope and Stris Corporation.

  Kennett L. Simmons. Chairman and Chief Executive Officer of the Metra Health Companies from June 1994 to October 1995; Senior Advisor to E.M. Warburg, Pincus & Co. from 1991 to 1994; Chairman and Chief Executive Officer of United Healthcare Corporation from October 1987 to February 1991. Director: United Healthcare Corporation and Virginia Health Care Foundation.

  Donald C. Tomasso. Executive Vice President of Manor Care and President of Old ManorCare Health Services since September 1996; President, Long-Term Care Division of Old ManorCare Health Services from February 1995 to August 1996 and a Director of Old ManorCare Health Services since June 1991; President and Chief Operating Officer of Old ManorCare Health Services from May 1991 to February 1995; Chairman and Chief Executive Officer of Vitalink from February 1995 to February 1997 and Vice Chairman from September 1991 to February 1995; previously employed by Marriott Corporation for more than five years, including as Executive Vice President/General Manager of the Roy Rogers Division; Director of In Home Health since October 1995.

  Prior to the Effective Date, the directors of the Company are Stewart Bainum, Jr., James H. Rempe, Senior Vice President, General Counsel and Secretary of Manor Care, and Leigh C. Comas, Vice President, Finance and Treasurer of Manor Care, and the executive officers of the Company are Stewart Bainum, Jr., Donald C. Tomasso and James H. Rempe. Following the Distribution, Stewart Bainum, Jr. will be Chairman of the Board of the Company and Chairman of the Board of Manor Care Realty. Mr. Bainum, Jr. is also the Chairman of the Board of Choice. It is expected that he will devote 12.5% of his time to Choice Hotels, 12.5% of his time to Sunburst, 37.5% of his time to the Company and 37.5% of his time to Manor Care Realty. After the Distribution, Kennett L. Simmons will also be a director of Manor Care Realty.

COMMITTEES OF THE BOARD OF DIRECTORS

  Upon consummation of the Distribution, the Board of Directors is expected to consist of eight members. Following the Distribution Date, additional non-employee directors may be elected to the Board of Directors. The additional non-employee directors have not yet been determined. It is expected that the Board of Directors will hold five meetings during the fiscal year and that the standing committees of the Board will include the Audit Committee, the Finance Committee, the Compensation/Key Executive Stock Option Plan Committee and the Nominating/Governance Committee. The members of the committees have not yet been determined.

  The Compensation/Key Executive Stock Option Plan Committee will administer the Company's stock option plans and grant options thereunder, will review compensation of officers and key management employees, will recommend development programs for employees such as training, bonus and incentive plans, pensions and retirement, and will review other employee fringe benefit programs.

  The Compensation/Key Executive Stock Option Committee No. 2, will be formed to comply with certain provisions of the Omnibus Budget Reconciliation Act of 1993 and Rule 16b-3 under the Exchange Act. The Committee will administer the Company's stock option plans, grant stock options thereunder and review the compensation of the CEO and the four most highly compensated officers (and others potentially in that classification) for each fiscal year.

  The Quality Assurance Committee will review the operations of the Company and facilities to determine if acceptance standards of quality are being maintained.

  The Audit Committee will review the scope and results of the annual audit, will review and approve the services and related fees of the Company's independent public accountants, will review the Company's internal accounting controls and will review the Company's Internal Audit Department and its activities.

  The Nominating Governance Committee will recommend to the Board of Directors the members to serve on the Board of Directors during the ensuing year and will deal with corporate governance issues. The Committee will not consider nominees recommended by stockholders.

NON-EMPLOYEE DIRECTOR PLAN

  Prior to the Distribution, it is expected that the Company will adopt the ManorCare Health Services Inc. Non-Employee Director Stock Option and Deferred Compensation Stock Purchase Plan (the "Non-Employee Director Plan"). Part A of the Non-Employee Director Plan provides that eligible non-employee directors will be granted options to purchase 5,000 shares of Common Stock on their date of election and will be granted options to purchase 1,000 shares on their date of election in subsequent calendar years; provided, however that current directors of Manor Care will not receive 5,000 shares upon election to the ManorCare Health Services Board. Part B of the Non-Employee Director Plan provides that eligible non-employee directors may elect, prior to May 31 of each year, to defer a minimum of 25% of committee fees earned during the ensuing fiscal year. The fees which are so deferred will be used to purchase Common Stock on the open market within 15 days after December 1, February 28, and May 31 of such fiscal year. Pending such purchases, the funds will be credited to an Interest Deferred Account, which will be interest bearing. Stock which is so purchased will be deposited in a Stock Deferred Account pending distribution in accordance with the Non-Employee Director Plan.

  Directors who will be employees of the Company will receive no separate remuneration for their services as directors. Prior to the Distribution, it is expected that the Company will adopt the ManorCare Health Services, Inc. Non-Employee Director Stock Compensation Plan, pursuant to which eligible non-employee directors will receive annually, in lieu of cash, restricted stock of the Company, the fair market value of which at the time of grant will be equal to $30,000, which will represent the Board retainer and meeting fees. In addition, all non-employee directors will receive $1,610 per diem for Committee meetings attending, except where the Committee meeting is on the same day as a Board meeting, and will be reimbursed for travel expenses and other out-of-pocket costs incurred in attending meetings.

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS


  Following the Distribution, Manor Care Realty will have a continuing relationship with ManorCare Health Services as a result of the agreements being entered into in connection with the Distribution, including the Lease Agreements, the Development Agreement, the Non-Competition Agreement, the Assisted Living Facility Management Agreement, the Distribution Agreement, the Tax Sharing Agreement, the Tax Administration Agreement, the Employee Benefits and Other Employment Matters Allocation Agreement, the Employee Benefits Administration Agreement, the Office Lease Agreement, the Corporate Services Agreement, the Trademark Agreement, the License Agreement, the Cash Management Agreement, the Design Services Agreement, and the Risk Management Consulting Services Agreement. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION."

  Upon consummation of the Distribution, certain management employees of Manor Care Realty will hold options to purchase shares of Company Common Stock. Management employees of Manor Care Realty will have certain elections with respect to the conversion of their Manor Care options into options of Manor Care Realty or ManorCare Health Services. See "RELATIONSHIP BETWEEN MANOR CARE REALTY AND THE COMPANY AFTER THE DISTRIBUTION--Employee Benefits and Other Employee Matters Allocation Agreement."

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  Based on information which has been obtained from Manor Care's records and a review of statements filed with the Securities and Exchange Commission (the "Commission") pursuant to Section 13(g) of the Exchange Act with respect to Manor Care common stock and received by Manor Care prior to August 5, 1997, no person known to Manor Care will be the beneficial owner of more than 5% of the Common Stock of the Company upon completion of the Distribution other than as set forth below:

                                                 NUMBER OF
                                              SHARES OF COMMON PERCENT OF CLASS
                                              STOCK AS OF THE      AS OF THE
   NAME AND ADDRESS                            EFFECTIVE DATE  EFFECTIVE DATE(2)
   ----------------                           ---------------- -----------------
   Stewart Bainum(1)(3)......................    10,156,643         15.22%
   Stewart Bainum, Jr.(1)(4).................    15,269,851         22.86%
   Barbara Bainum(1)(5)......................     5,485,815          8.22%
   Bruce Bainum(1)(6)........................     5,482,302          8.21%
   Ronald Baron(7)...........................     7,976,459         11.96%

--------

(1) Stewart Bainum, Jr., Bruce Bainum and Barbara Bainum are children of Stewart Bainum. The total beneficial ownership of the Bainum family (set forth in the table above in the names of Stewart Bainum, Stewart Bainum, Jr., Barbara Bainum and Bruce Bainum) is 19,978,307 shares (which excludes overlapping interests). Such collective interest represents 29.95% of the outstanding Common Stock of the Company.

(2) Percentages are based on 66,709,912 shares outstanding on August 5, 1997 plus shares which would be issued assuming that the person exercises all options which are exercisable within 60 days thereafter.

(3) Includes 3,765,478 shares held directly or indirectly by the Stewart Bainum Declaration of Trust, the sole trustee of which is Mr. Bainum; his joint interest in 895,466 shares owned by Bainum Associates Limited Partnership ("Bainum Associates"), and 1,082,857 shares owned by MC Investments Limited Partnership ("MC Investments"), each of which is a limited partnership in which Mr. Bainum has joint ownership with his wife as a limited partner and as such has the right to acquire at any time a number of shares equal in value to the liquidation preference of their limited partnership interest; 3,567,869 shares held directly by Realty Investment Company, Inc. ("Realty Investment"), a real estate investment and management company in which Mr. Bainum and his wife have shared voting authority; 40,305 shares held by the Commonweal Foundation of which Mr. Bainum is Chairman of the Board of Directors and has shared voting authority; and 500 shares held by Mid-Pines Associates, L.P. ("Mid-Pines") in which Mr. Bainum has shared voting authority. Also includes 792 shares of restricted stock granted pursuant to the Manor Care, Inc. Non-Employee Director Stock Compensation Plan. Also includes 798,711 shares held by the Jane L. Bainum Declaration of Trust, the sole trustee of which is Mr. Bainum's wife. Also includes 3,665 shares which Mr. Bainum has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997. Does not include shares owned beneficially by Stewart Bainum, Jr., Mr. Bainum's son, whose interests are stated in the above table, except shares owned by Bainum Associates, MC Investments, Realty Investment and Mid-Pines in which Mr. Bainum has a beneficial interest.

(4) Includes 5,417,761 shares owned by Bainum Associates and 4,415,250 shares owned by MC Investments, in both of which Mr. Bainum, Jr. is managing general partner with the sole right to dispose of the shares. Authority to vote such shares is held by the voting general partner, Mr. B. Houston McCeney. Also includes 1,779,628 shares owned by Mid-Pines, in which Mr. Bainum, Jr. is a managing general partner and has shared voting authority; 3,567,869 shares held by Realty Investment in which Mr. Bainum, Jr. has shared voting authority. Also includes 88,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 350 shares and 993 shares, respectively, which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the Manor Care, Inc. Retirement Savings and Investment Plan (the "401(k) Plan") and the Manor Care, Inc. Nonqualified Retirement

   Savings and Investment Plan (the "Nonqualified Savings Plan") (based upon a report of each plan's trustee for June 1997).

(5) Includes 98,013 shares held directly by Ms. Bainum; 3,567,869 shares held by Realty Investment, and 1,779,628 shares held by Mid-Pines, in both of which Ms. Bainum has shared voting authority. Also includes 40,305 shares held by the Commonweal Foundation in which Ms. Bainum has shared voting authority.

(6) Includes 94,500 shares held directly by Mr. Bainum; 3,567,869 shares held by Realty Investment, 1,779,628 shares held by Mid-Pines and 40,305 shares held by the Commonweal Foundation, in all of which Mr. Bainum has shared voting authority.

(7) Includes 163,620 shares owned directly by Mr. Baron. Also includes 705,000 shares owned by Baron Capital Partners, L.P. and Baron Investment Partners, L.P., investment partnerships of which Mr. Baron is General Partner; 5,950,000 shares owned by two investment companies registered under the Investment Company Act of 1940, Baron Asset Fund and Baron Growth & Income Fund, which are advised by BAMCO, Inc., a registered investment adviser which is controlled by Mr. Baron; 1,157,839 shares held for the accounts of investment advisory clients of Baron Capital Management, Inc., a registered investment adviser controlled by Mr. Baron.

                      BENEFICIAL OWNERSHIP OF MANAGEMENT

  The following table sets forth information with respect to the shares of Common Stock which are expected to be beneficially owned by each director and Named Executive Officer of the Company and by all directors and executive officers of the Company as a group as of the Effective Date based upon their respective holdings of Manor Care common stock as of August 5, 1997. See "EXECUTIVE COMPENSATION."

                                             AMOUNT AND NATURE OF
                      NAME                   BENEFICIAL OWNERSHIP PERCENTAGE(1)
                      ----                   -------------------- -------------
    Stewart Bainum, Jr.(2)..................      15,269,851         22.86%
    Regina E. Herzlinger(3).................           7,731            *
    William H. Longfield(4).................           9,207            *
    Frederic V. Malek(5)....................           5,457            *
    Jerry E. Robertson, Ph.D.(6)............          19,125            *
    Kennett L. Simmons......................             792            *
    Donald C. Tomasso(7)....................         143,424            *
    James H. Rempe(8).......................          61,162            *
    Scott J. Van Hove(9)....................          83,181            *
    All directors and executive officers of
     the Company as a group
     (12 persons)(10).......................      15,599,930         22.86%

--------
  * Less than 1%.
 (1) Percentages are based on 66,709,912 shares outstanding on August 5, 1997 plus shares which would be issued assuming that the person exercises all options which are exercisable within 60 days thereafter.

 (2) Includes 5,417,761 shares owned by Bainum Associates Limited Partnership and 4,415,250 shares owned by MC Investments Limited Partnership, limited partnerships in both of which Mr. Bainum, Jr. is managing general partner with the sole right to dispose of the shares. Authority to vote such shares is held by the voting general partner, Mr. B. Houston McCeney.
     Also includes 1,779,628 shares owned by Mid-Pines, in which Mr. Bainum, Jr. is a managing general partner and has shared voting authority; 3,567,869 shares held by Realty Investment Company, Inc., a real estate investment and management company in which Mr. Bainum, Jr. has shared voting authority. Also includes 88,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 350 shares and 993 shares, respectively, which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the ManorCare Health Services Retirement Savings and Investment Plan (the "401(k) Plan") and the ManorCare Health Services Nonqualified Retirement Savings and Investment Plan (the "Nonqualified Savings Plan").
 (3) Includes 3,159 shares which Professor Herzlinger has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997. Also includes 200 shares held by spouse as custodian for a minor. Beneficial ownership of such shares is disclaimed.
 (4) Includes 5,791 shares which Mr. Longfield has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997.
 (5) Includes 3,665 shares which Mr. Malek has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997.
 (6) Includes 13,500 shares held by the JJ Robertson Limited Partnership, of which Mr. Robertson and his wife are the general partners with shared voting authority; also includes 3,665 shares which Mr. Robertson has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997.
 (7) Includes 40 shares held by adult children of Mr. Tomasso who share the same household. Beneficial ownership of such shares is disclaimed. Also includes 135,984 shares which Mr. Tomasso has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 326 shares and 574 shares, respectively, which Mr. Tomasso has the right to receive upon termination of his employment with the Company pursuant to the terms of the 401(k) Plan and the Nonqualified Savings Plan.
 (8) Includes 3,552 shares which Mr. Rempe has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 780 shares and 424 shares, respectively, which Mr. Rempe has the right to receive upon termination of his employment with the Company pursuant to the terms of the 401(k) Plan and Nonqualified Savings Plan.
 (9) Includes 81,823 shares which Mr. Van Hove has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 337 shares and 376 shares, respectively, which Mr. Van Hove has the right to receive upon termination of his employment with the Company pursuant to the terms of the 401(k) Plan and Nonqualified Savings Plan.
(10) Includes a total of 410,173 shares which the officers and directors included in the group have the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and a total of 2,592 shares and 3,220 shares, respectively, which such directors and officers have the right to receive upon termination of their employment with the Company pursuant to the terms of the 401(k) Plan and the Nonqualified Savings Plan.

                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

  Under the Amended and Restated Certificate of Incorporation of the Company (the "Charter"), which is attached as Appendix A to this Information Statement, the total number of shares of capital stock that the Company has authority to issue is 165,000,000 shares consisting of 160,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock (the "Preferred Stock"), par value $.01 per share.

  Based on the number of shares of Manor Care Common Stock outstanding on
 , 1998, it is expected that      shares of the Company's Common Stock will be
issued to stockholders of Manor Care in the Distribution. All the shares of the Company's Common Stock to be distributed to Manor Care stockholders in the Distribution will be fully paid and non-assessable.

COMMON STOCK

  The Charter designates a series of common stock consisting of 160,000,000 shares of common stock. The Company Common Stock being distributed on the Effective Date is part of such series. Holders of the Company's Common Stock are entitled to receive, subject to preferences that may be applicable from time to time with respect to any outstanding Preferred Stock, such dividends as are declared by the Board of Directors of the Company, one vote for each share at all meetings of stockholders, and, subject to preferences that may be applicable from time to time with respect to any outstanding Preferred Stock, the remaining assets of the Company upon liquidation, dissolution or winding up of the Company. The Company is authorized to issue additional shares of common stock without further stockholder approval (except as may be required by applicable law or stock exchange regulations).

  With respect to the issuance of common shares of any additional series, the Board of Directors of the Company is authorized to determine, without any further action by the holders of the Company's Common Stock, among other things, the dividend rights, dividend rate, conversion rights, voting rights and rights and terms of redemption, as well as the number of shares constituting such series and the designation thereof. Should the Board of Directors of the Company elect to exercise its authority, the rights and privileges of holders of the Company's Common Stock could be made subject to rights and privileges of any such other series of common stock. The Company has no present plans to issue any common stock of a series other than the Company's Common Stock.

  See "RISK FACTORS--Common Stock Dividend Policy" for a description of the dividend policy of the Company after the Distribution.

PREFERRED STOCK

  The Company's Board of Directors is authorized to issue up to 5,000,000 shares of Preferred Stock without further stockholder approval (except as may be required by applicable law or stock exchange regulations) and to fix from time to time, by resolution or resolutions, the relative powers, preferences and rights and the qualifications, limitations or restrictions of any series of Preferred Stock, as well as the number of shares constituting such series and the description thereof.

PREEMPTIVE RIGHTS

  Holders of shares of Company Common Stock have no preemptive rights.

         PURPOSES AND EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS

GENERAL

  The provisions of the Charter and the Amended and Restated By-Laws of the Company (the "By-Laws") described in this section, and the ability to issue additional series of capital stock without a stockholder vote, may delay or make more difficult acquisitions of or changes of control of the Company not approved by the Company's Board of Directors. Such provisions enable the Company, particularly (but not exclusively) in the initial years of its existence as an independent, publicly owned company, to develop its business in a manner which will foster its long term growth without disruption caused by the threat of takeover not deemed by its Board of Directors to be in the best interest of the Company and its stockholders.

  Pursuant to the Charter the affirmative vote of the holders of shares representing not less than two-thirds (66 2/3%) of the voting power of the Company is required for the approval of any proposal to merge or consolidate with any other entity (other than an entity 90% owned by the Company) or sell, lease or exchange all or substantially all of the Company's assets. In addition, among other things, the Charter provides that (i) stockholder action can be taken only at an annual or special meeting of stockholders and not by written consent in lieu of a meeting and (ii) special meetings of the stockholders may be called only by the Chairman or the Vice Chairman of the Board or by the Secretary of the Company within 10 calendar days after receipt of the written request of a majority of the total number of directors of the Company (assuming no vacancies) or, if there are no directors in office, by a majority vote of the stockholders. The Company's By-Laws require that stockholders desiring to bring any business, including nominations for directors, before an annual meeting of stockholders deliver written notice thereof to the Secretary of the Company not later than 60 days in advance of the meeting of stockholders; provided, however, that in the event that the date of the meeting is not publicly announced by the Company by press release or inclusion within a report filed with the Commission or furnished to stockholders more than 75 days prior to the meeting, notice by the stockholder to be timely must be delivered to the secretary of the Company not later than the close of business on the tenth day following the day on which such announcement of the date of the meeting was so communicated. The By-Laws further require that the notice by the stockholder set forth a description of the business to be brought before the meeting and the reasons for conducting such business at the meeting and certain information concerning the stockholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made, including their names and addresses, the class and number of shares of the Company that are owned beneficially and of record by each of them, and any material interest of either of them in the business proposed to be brought before the meeting. The recipient of a revocable proxy is not deemed to be a beneficial owner of the shares underlying such proxy, and the foregoing provisions do not affect the granting or receipt of a revocable proxy.

            LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

ELIMINATION OF LIABILITY IN CERTAIN CIRCUMSTANCES

  Pursuant to authority conferred by Delaware General Corporation Law Section 102, the Charter provides that no director of the Company will be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for breach of the director's duty of loyalty to the Company or the stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payment of dividends, unlawful stock redemptions or repurchases and for any transaction from which the director derived an improper personal benefit. This provision is intended to eliminate the risk that a director might incur personal liability to the Company or its stockholders for breach of the duty of care. The Charter also provides that if Delaware law is amended to further limit the liability of directors, then the liability of a director of the Company will be further limited to the fullest extent permitted by Delaware law as so amended.

INDEMNIFICATION AND INSURANCE

  Delaware General Corporation Law Section 145 contains provisions permitting and, in some situations, requiring Delaware corporations, such as the Company, to provide indemnification to their officers and directors for losses and litigation expense incurred in connected with their service to the corporation in those capacities. The Charter contains provisions requiring indemnification by the Company of its directors and officers to the fullest extent permitted by law. Among other things, the Charter provides indemnification for officers and directors against liabilities for judgments in and settlement of lawsuits and other proceedings and for the advance any payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

                            INDEPENDENT ACCOUNTANTS

  The Board of Directors of the Company has appointed Arthur Andersen LLP as the firm's independent accountants to audit the Company's financial statements for the fiscal year 1998. Arthur Andersen LLP has served as Manor Care's auditors throughout the periods covered by the financial statements included in this Information Statement.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form 10 (the "Registration Statement," which term includes any amendments or supplements thereto) under the Exchange Act with respect to the shares of Common Stock being received by Manor Care stockholders in the Distribution. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference. For additional information, reference is made to the Registration Statement and the exhibits thereto, which are on file at the offices of the Commission and may be inspected and copied as set forth below.

  The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Northwest Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th floor, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                    NEW MANORCARE HEALTH SERVICES, INC.

Report of Independent Public Accountants..................................  F-2
Combined Balance Sheets as of May 31, 1997 and 1996 and August 31, 1997
 (unaudited)..............................................................  F-3
Combined Statements of Income for the fiscal years ended May 31, 1997,
 1996 and 1995 and the three months ended August 31, 1997 and 1996 (unau-
 dited)...................................................................  F-4
Combined Statements of Cash Flows for the fiscal years ended May 31, 1997,
 1996 and 1995 and the three months ended August 31, 1997 and 1996 (unau-
 dited)...................................................................  F-5
Notes to Combined Financial Statements....................................  F-6

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDER OF NEW MANORCARE HEALTH SERVICES, INC.:

  We have audited the accompanying combined balance sheets of New ManorCare Health Services, Inc. (a Delaware Corporation) and subsidiaries, as described under "Basis of Presentation" in the Notes to Combined Financial Statements, as of May 31, 1997 and 1996, and the related combined statements of income and cash flows for each of the three years in the period ended May 31, 1997. These combined financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements and schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New ManorCare Health Services, Inc. and subsidiaries as of May 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1997 in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule included in the Company's Registration Statement on Form 10 as Exhibit 99.01 is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /s/ Arthur Andersen LLP

Washington, D.C.
September 14, 1997

                      NEW MANORCARE HEALTH SERVICES, INC.

                            COMBINED BALANCE SHEETS

                                                AS OF MAY 31,   AS OF AUGUST 31,
                                              ----------------- ----------------
                                                1997     1996         1997
                                              -------- -------- ----------------
                                                                  (UNAUDITED)
                                                  (IN THOUSANDS OF DOLLARS)
                            ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................  $ 14,486 $ 23,590     $ 23,631
  Receivables (net of allowances for doubt-
   ful accounts of $6,179, $3,141 and
   $8,108)..................................    89,148   33,709       93,057
  Inventories...............................    26,451    8,211       27,692
  Deferred income taxes.....................     9,773    1,182        9,773
  Other.....................................     6,567    4,667        2,095
                                              -------- --------     --------
    Total current assets....................   146,425   71,359      156,248
                                              -------- --------     --------
Property and equipment, at cost (net of
 accumulated depreciation of $31,953,
 $22,410 and $34,868).......................   221,778  181,169      222,772
                                              -------- --------     --------
Goodwill (net of accumulated amortization of
 $5,705, $2,146 and $8,466).................   346,981   49,348      351,668
                                              -------- --------     --------
Pharmacy contracts (net of accumulated amor-
 tization of $4,579, $3,044 and $5,250).....    39,313    6,187       38,843
                                              -------- --------     --------
Long-term receivables.......................    21,984   19,143        3,881
                                              -------- --------     --------
Other assets................................    10,896    7,674        9,355
                                              -------- --------     --------
    Total assets............................  $787,377 $334,880     $782,767
                                              ======== ========     ========
                    LIABILITIES AND EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt.........  $  5,821 $  4,294     $  3,445
  Accounts payable..........................    28,995   12,092       22,644
  Accrued expenses..........................    35,679   17,660       36,756
  Income taxes payable......................       --       725          --
                                              -------- --------     --------
    Total current liabilities...............    70,495   34,771       62,845
Due to Manor Care...........................    75,560   49,946       75,560
Long-term debt..............................   105,283    1,441      117,748
Deferred income taxes.......................    51,799   15,435       49,956
Minority interest...........................   184,729   32,285      177,428
Other long-term liabilities.................    22,445    7,195       21,995
                                              -------- --------     --------
    Total liabilities.......................   510,311  141,073      505,532
                                              -------- --------     --------
Investments and advances from Manor Care....   277,066  193,807      277,235
                                              -------- --------     --------
    Total liabilities and equity............  $787,377 $334,880     $782,767
                                              ======== ========     ========

 The accompanying notes are an integral part of these combined balance sheets.

                      NEW MANORCARE HEALTH SERVICES, INC.

                         COMBINED STATEMENTS OF INCOME

                                                           THREE MONTHS ENDED
                                YEARS ENDED MAY 31,            AUGUST 31,
                             ----------------------------  --------------------
                               1997      1996      1995      1997       1996
                             --------  --------  --------  ---------  ---------
                                                              (UNAUDITED)
                                       (IN THOUSANDS OF DOLLARS)
Revenues...................  $471,152  $263,047  $125,987  $ 158,696  $ 86,253
Expenses:
  Operating expenses.......   413,762   227,410    99,011    153,619    74,533
  Depreciation and
   amortization............    20,135    11,583     6,090      7,199     3,718
  General corporate and
   other...................     8,385     9,195     2,957      3,292     1,814
  Provision for asset
   impairment..............       --      1,200       --         --        --
                             --------  --------  --------  ---------  --------
    Total expenses.........   442,282   249,388   108,058    164,110    80,065
                             --------  --------  --------  ---------  --------
Income before other income
 and (expenses) and income
 taxes.....................    28,870    13,659    17,929     (5,414)    6,188
                             --------  --------  --------  ---------  --------
Other income and (expenses)
  Gain on issuance of
   Vitalink stock..........    50,271       --        --         --        --
  Interest income and
   other...................     2,162     1,827       895        426       394
  Minority interest
   expense.................    (3,881)   (1,551)   (2,047)     7,301      (244)
  Interest expense.........    (6,126)   (2,966)     (117)    (1,415)   (1,042)
  Intercompany interest
   expense.................   (11,191)   (8,421)   (3,781)    (3,112)   (2,798)
                             --------  --------  --------  ---------  --------
    Total other income and
     (expenses), net.......    31,235   (11,111)   (5,050)     3,200    (3,690)
                             --------  --------  --------  ---------  --------
Income before income
 taxes.....................    60,105     2,548    12,879     (2,214)    2,498
Income taxes...............    23,917     1,437     6,055        750     1,273
                             --------  --------  --------  ---------  --------
Net income.................  $ 36,188  $  1,111  $  6,824  $  (2,964) $  1,225
                             ========  ========  ========  =========  ========



   The accompanying notes are an integral part of these combined statements.

                      NEW MANORCARE HEALTH SERVICES, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                                            THREE MONTHS ENDED
                                 YEARS ENDED MAY 31,            AUGUST 31,
                             -----------------------------  -------------------
                               1997       1996      1995      1997      1996
                             ---------  --------  --------  --------- ---------
                                                               (UNAUDITED)
                                       (IN THOUSANDS OF DOLLARS)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net income...............  $  36,188  $  1,111  $  6,824  $ (2,964) $   1,225
  Reconciliation of net
   income to net cash
   provided (utilized) by
   operating activities:
    Gain on issuance of
     Vitalink stock........    (50,271)      --        --        --         --
    Minority interest ex-
     pense.................      3,881     1,551     2,047    (7,301)       244
    Depreciation and amor-
     tization..............     20,135    11,583     6,090     7,199      3,718
    Provision for bad
     debts.................      4,899     2,414     1,864     2,851      1,022
    Increase in deferred
     taxes.................     24,662     1,656       721    (1,843)        60
    Provision for asset im-
     pairment..............        --      1,200       --        --         --
  Changes in assets and
   liabilities (excluding
   sold facilities and
   acquisitions):
    Change in receivables..    (17,543)  (12,534)   (1,845)   (6,746)     4,625
    Change in inventories
     and other current as-
     sets..................     (4,157)   (4,318)     (997)    3,642        644
    Change in current lia-
     bilities..............     (6,306)    4,561     2,349    (5,403)      (892)
    Change in income taxes
     payable...............       (725)    1,677       (83)      --         --
    Change in other liabil-
     ities.................     (6,362)     (858)     (269)     (450)    (1,853)
                             ---------  --------  --------  --------  ---------
Net cash provided
 (utilized) by operating
 activities................      4,401     8,043    16,701   (11,015)     8,793
                             ---------  --------  --------  --------  ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Investment in property
   and equipment...........    (39,974)  (32,001)  (25,020)   (4,246)    (9,527)
  Acquisition of assisted
   living facilities.......        --    (19,050)  (30,185)      --         --
  Acquisition of pharma-
   cies....................     (5,291)   (6,270)   (2,451)   (5,590)    (5,291)
  Purchase of home health
   business................        --    (22,950)      --        --         --
  Acquisition of pharmacy
   business................    (97,400)      --        --        --         --
  Acquisition of Vitalink
   stock...................    (30,000)      --        --        --         --
  Other items, net.........    (12,937)   (6,332)   (1,527)   16,774     (5,265)
                             ---------  --------  --------  --------  ---------
Net cash (utilized) pro-
 vided by investing activi-
 ties......................   (185,602)  (86,603)  (59,183)    6,938    (20,083)
                             ---------  --------  --------  --------  ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Borrowing of long-term
   debt....................    127,981       --      1,810    10,391        --
  Principal payments of
   debt....................     (5,393)   (3,149)      (38)     (302)      (483)
  Cash transfers from Manor
   Care, net...............     49,509   105,057    40,300     3,133      9,146
                             ---------  --------  --------  --------  ---------
Net cash provided by fi-
 nancing activities........    172,097   101,908    42,072    13,222      8,663
                             ---------  --------  --------  --------  ---------
Net change in cash and cash
 equivalents...............     (9,104)   23,348      (410)    9,145     (2,627)
Cash and cash equivalents,
 at beginning of year......     23,590       242       652    14,486     23,590
                             ---------  --------  --------  --------  ---------
Cash and cash equivalents,
 at end of year............  $  14,486  $ 23,590  $    242  $ 23,631  $  20,963
                             =========  ========  ========  ========  =========
NON-CASH ACTIVITIES:
  Liabilities assumed in
   connection with acquisi-
   tion of properties......  $ 172,778  $ 55,250  $    --   $    --   $     --
                             =========  ========  ========  ========  =========

   The accompanying notes are an integral part of these combined statements.

                      NEW MANORCARE HEALTH SERVICES, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  On September 15, 1997, Manor Care, Inc., ("Manor Care") announced its intention to proceed with the separation of its assisted living, pharmacy and home health businesses (collectively, the "Business") from its skilled nursing, real estate and health care facility development business via a spin-off of the Business (the "Distribution"). Manor Care's Board of Directors voted to approve, in principle, the Distribution subject to the receipt of other approvals and consents and satisfactory implementation of the arrangements for the Distribution. Manor Care anticipates consummating the Distribution by the end of the third fiscal quarter of 1998 through a special dividend to its shareholders of one share of common stock of New ManorCare Health Services, Inc. (the "Company") for each share of Manor Care common stock. The Distribution is conditional upon certain matters, including the receipt of a solvency opinion and the declaration of the special dividend by Manor Care's Board of Directors. Following the Distribution, the Company will lease the skilled nursing facilities from Manor Care, to be renamed Manor Care Realty, Inc. ("Manor Care Realty"). Additionally, Manor Care Realty will develop assisted living facilities for the Company, which will be renamed ManorCare Health Services, Inc. ("ManorCare Health Services").

  The Company was formed on August 29, 1997 to facilitate the proposed Distribution of the Business. The operations of the Company will consist principally of the pharmacy operations, assisted living operations and home health operations formerly conducted by Manor Care directly or through Manor Care's subsidiaries. The Company has assisted living operations under the brand names "Springhouse" and "Arden Courts." The Company owns and manages 34 assisted living facilities in 12 states. The Company operates pharmacy activities under its approximately 51% owned subsidiary, Vitalink Pharmacy Services, Inc. ("Vitalink"), and home health operations under In Home Health, Inc. ("IHHI"), a separate public company of which Manor Care owns approximately 64% of the voting stock.

  The combined financial statements present the financial position, results of operations and cash flows of the Company as if it were formed as a separate entity of Manor Care which conducted the Business for all periods presented. Manor Care's historical basis in the assets and liabilities of the Company has been carried over to the combined financial statements. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated. Changes in the investments and advances from Manor Care represent the net income of the Company plus the net advances to the Company from Manor Care.

  An analysis of the activity in the "Investments and advances from Manor Care" account for the three years ended May 31, 1997 is as follows:

                                                                   (IN THOUSANDS
                                                                    OF DOLLARS)
                                                                   -------------
   Balance, May 31, 1994..........................................   $ 43,345
   Advances from Manor Care, net..................................     53,499
   Net income.....................................................     (6,824)
                                                                     --------
   Balance, May 31, 1995..........................................     90,020
   Advances from Manor Care, net..................................    104,898
   Net income.....................................................     (1,111)
                                                                     --------
   Balance, May 31, 1996..........................................    193,807
   Advances from Manor Care, net..................................    119,447
   Net income.....................................................    (36,188)
                                                                     --------
   Balance, May 31, 1997..........................................   $277,066
                                                                     ========

                      NEW MANORCARE HEALTH SERVICES, INC.

  Included in Investments and Advances from Manor Care is the Company's portion of equity in its combined majority-owned subsidiaries, Vitalink and IHHI, of approximately $200.0 million at May 31, 1997. Interest has been charged based on annual rates of 11.1%, 9.0% and 12.3% for fiscal years ended 1997, 1996, and 1995, respectively, applied to these balances net of the Company's equity in Vitalink and IHHI.

CASH

  The Company considers all highly liquid securities purchased with a maturity of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT

  The components of property and equipment at May 31, were:

                                                               1997      1996
                                                             --------  --------
                                                             (IN THOUSANDS OF
                                                                 DOLLARS)
   Land..................................................... $ 21,439  $ 17,915
   Building and improvements................................  156,000   127,911
   Furniture, fixtures and equipment........................   66,246    47,968
   Facilities in progress...................................   10,046     9,785
                                                             --------  --------
                                                              253,731   203,579
   Less: Accumulated depreciation and amortization..........  (31,953)  (22,410)
                                                             --------  --------
                                                             $221,778  $181,169
                                                             ========  ========

  Depreciation has been computed for financial reporting purposes using the straight-line method. A summary of the ranges of estimated useful lives upon which depreciation rates have been based follows:

   Building and improvements........................................ 10-40 years
   Furniture, fixtures and equipment................................  3-20 years

CAPITALIZATION POLICIES

  Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is taken into income. Maintenance, repairs, and minor replacements are charged to expense.

GOODWILL

  Goodwill primarily represents an allocation of the excess purchase price of certain acquisitions over the recorded fair value of the net assets. Goodwill is being amortized over 40 years. Such amortization amounted to $4.3 million, $0.9 million and $0.6 million in each of the years ended May 31, 1997, 1996 and 1995, respectively.

PHARMACY CONTRACTS

  Pharmacy contracts, principally representing the estimated value of acquired contracts to service customers, are amortized over their estimated useful lives, not to exceed 20 years. The recoverability of these assets is evaluated annually. Amortization expense charged to operations for pharmacy contracts was $1.5 million in 1997, $0.9 million in 1996 and $0.9 million in 1995.

                      NEW MANORCARE HEALTH SERVICES, INC.

MINORITY INTEREST

  The Company has controlling investments in certain entities which are not wholly owned. Amounts reflected as minority interest represent the minority owners' share of income in these entities. Minority interest liability represents the cumulative minority owners' share of equity in these entities.

SELF-INSURANCE PROGRAMS

  Prior to the Distribution, the Company participated in Manor Care's self-insurance program for certain levels of general and professional liability, automobile liability and workers' compensation coverage. The estimated costs of these programs are accrued at present values based on actuarial projections for known and anticipated claims. All accrued self-insurance costs have been treated as paid to Manor Care, and as such, amounts paid to Manor Care have been charged directly to investments and advances from Manor Care. The costs relating to these programs totaled $0.4 million, $4.0 million and $5.1 million in fiscal years 1995, 1996, and 1997, respectively. Subsequent to the Distribution, the Company will establish and maintain its own insurance program.

PRO FORMA INFORMATION (UNAUDITED)

  After giving effect to the Distribution and related transactions (see "Basis of Presentation"), pro forma revenues, net income and net equity for the three months ended August 31, 1997 would have been $436.9 million, $11.8 million, and $681.5 million.

  Per share data is not presented on a historical basis because the Company was not a publicly-held company during the periods presented. Pro forma income per share for the three months ended August 31, 1997, after giving effect to the transaction described in the pro forma combined financial statements, would have been $0.18. Pro forma income per common share is computed by dividing pro forma net income by the pro forma weighted average number of outstanding common shares, aggregating 63.7 million at August 31, 1997. The pro forma weighted average number of outstanding common shares is based on Manor Care's weighted average number of outstanding common shares.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported or disclosed in its financial statements and the notes related thereto. Actual results could differ from those estimates.

UNAUDITED INTERIM FINANCIAL STATEMENTS

  The accompanying combined balance sheet as of August 31, 1997 and the combined statements of income and cash flows for the three month periods ended August 31, 1997 and August 31, 1996 have been prepared by the Company without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been omitted. The Company believes the disclosures made are adequate to make the information presented not misleading. In the opinion of the Company, the accompanying unaudited combined financial statements reflect all adjustments, including only normal recurring adjustments, necessary to present fairly the financial position of the Company at August 31, 1997 and the results of operations and cash flows for the three months ended August 31, 1997 and August 31, 1996. Interim results are not necessarily indicative of fiscal year performance because of the impact of seasonal variations.

                      NEW MANORCARE HEALTH SERVICES, INC.

REVENUE RECOGNITION

  Revenues are recognized at the time the service is provided to the patient. The Company records revenue for services to Medicare beneficiaries at the time the services are rendered and based on the Medicare cost reimbursement principles. Under those principles, Medicare reimburses the Company for the reasonable costs (as defined) incurred in providing care to Medicare beneficiaries. The Company reports as reimbursable costs in the Medicare cost reports only those costs it believes to be reimbursable under the applicable Medicare cost reimbursement principles. In determining the amount of revenue to be recorded, those costs are reduced for costs that are in excess of reimbursable cost limits, and for costs for which reimbursement may be questionable based on the Company's understanding of reimbursement principles in effect at that time. Accordingly, this process results in recording revenue only for the costs that the Company believes are reasonably assured of recovery. Refer to "Commitments and Contingencies" footnote for additional information.

ACCOUNTING FOR CAPITALIZED SYSTEMS DEVELOPMENT COSTS

  Costs incurred for systems development include direct payroll and consulting costs. These costs are capitalized and are amortized over the estimated useful lives of the related systems of not more than five years.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share" ("SFAS 128"), which is effective for fiscal years ending after December 15, 1997, including interim periods. Earlier adoption is not permitted. However, an entity is permitted to disclose pro forma earnings per share amounts computed under SFAS 128 in the notes to the financial statements in periods prior to adoption. The statement requires restatement of all prior-period earnings per share data presented after the effective date. The Company plans to adopt SFAS 128 in 1998 and the impact is not expected to be significant.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130 "Reporting Comprehensive Income" ("SFAS 130"), which is effective for fiscal years beginning after December 15, 1997. The statement establishes standards for reporting and display of comprehensive income and its components. The Company plans to adopt SFAS 130 in fiscal year 1999 and has not determined the impact of adoption.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt SFAS 131 in fiscal year 1999 and has not determined the impact of adoption.

                             LONG-TERM RECEIVABLES

  Long-term receivables of $21,984 and $19,143 at May 31, 1997 and 1996, respectively, represent accounts receivable from Medicare at IHHI, relating primarily to the reimbursement of disputed costs from prior years.

  Approximately 55% of IHHI's revenue is derived from services provided to Medicare beneficiaries through cost reimbursement programs. Virtually all of the payments for these services are based on the Medicare program's reimbursable costs incurred in rendering the services. Cost reports are filed annually and are subject to audit and retroactive adjustment. IHHI reports revenue for those costs that it believes are probable of recovery under applicable Medicare statutes and regulations.

                      NEW MANORCARE HEALTH SERVICES, INC.

  Over the years Medicare auditors have claimed that certain costs were not reimbursable under the Medicare program. These positions are based on interpretations promulgated after the period covered by the cost reports that are contrary to IHHI's interpretation or on what IHHI believes is the misapplication of specific reimbursement principles.

  As of May 31, 1997, IHHI has received reports challenging $18.9 million of these costs. An additional $18.8 million of costs similar to the costs which have been challenged have been incurred through May 31, 1997 related to open cost reporting years. Of this $37.7 million, approximately $22.5 million relates to the treatment of certain community liaison personnel costs, which Medicare alleges are unreimbursable sales costs. Other significant disputed costs relate to physical therapists employed by IHHI and certain other branch and corporate expenses.

  As of May 31, 1997 total IHHI accounts receivable due from Medicare were approximately $40.5 million including the disputed costs of $37.7 million. On a consolidated basis, the Company had established reserves against these disputed costs of $9.8 million. The Company does not believe that the resolutions of these disputed costs will be accomplished in the next year. Therefore, they have been classified as a non-current asset. Additionally, as of May 31, 1997, IHHI had received approximately $12.5 million in payments from Medicare for disputed costs. Because Medicare may seek repayment of these amounts, the potential liability is recorded in Accrued Liabilities. In August 1997, IHHI received three court decisions relating to certain of these amounts. IHHI has, on a preliminary basis, evaluated these decisions on its recorded accounts receivable and, accordingly, will record a reserve of $13.6 million in the quarter ended August 1997. The net impact to the Company after taxes and minority interest was approximately $3 million.

                                 INCOME TAXES

  Because of the relative ownership percentages, the Company files separate income tax returns for Vitalink (effective February 1, 1997) and IHHI. An agreement exists whereby the Company (with the exception of Vitalink and IHHI) joins with Manor Care in the filing of a consolidated Federal tax return. The consolidated provision of Manor Care is allocated among its subsidiaries on a separate company basis. Accordingly, the Company accrues taxes payable to or benefits receivable from Manor Care in the investments and advances from Manor Care account, based on the statutory rate applied to income before taxes after considering appropriate tax credits. Deferred taxes are recorded for the tax effect of temporary differences between book and tax income. The Company does not record deferred income taxes on the undistributed earnings of Vitalink and IHHI.

  The allocation of the consolidated provisions for income taxes follows for the years ended May 31.

                                                          1997     1996    1995
                                                        --------  ------  ------
                                                           (IN THOUSANDS OF
                                                               DOLLARS)
   Current tax expense:
     Federal........................................... $ (1,170) $ (236) $4,303
     State.............................................      425      17   1,031
   Deferred tax expense:
     Federal...........................................   20,229   1,361     593
     State.............................................    4,433     295     128
                                                        --------  ------  ------
                                                        $ 23,917  $1,437  $6,055
                                                        ========  ======  ======

                      NEW MANORCARE HEALTH SERVICES, INC.

  Deferred tax assets (liabilities) are comprised of the following at May 31:

                                                    1997      1996      1995
                                                  --------  --------  --------
                                                  (IN THOUSANDS OF DOLLARS)
   Depreciation and amortization................. $ (8,442) $ (5,870) $ (2,483)
   Purchased intangibles.........................  (18,235)     (723)     (269)
   Gain on stock issuance........................  (37,187)  (11,896)  (11,896)
   Other.........................................     (777)     (949)      (75)
                                                  --------  --------  --------
   Gross deferred tax liabilities................  (64,641)  (19,438)  (14,723)
                                                  --------  --------  --------
   Reserve for doubtful accounts.................    8,208     1,418       748
   Reimbursement reserve.........................    5,161       --         68
   Acquisition costs.............................    3,864        --       --
   Deferred revenue..............................      227       391       --
   Vacation payments.............................    1,609       929       138
   Self-insurance................................    1,443     2,140       332
   Deferred compensation.........................    1,063       --         67
   Other.........................................    1,040       307         8
                                                  --------  --------  --------
   Gross deferred tax assets.....................   22,615     5,185     1,361
                                                  --------  --------  --------
   Net deferred tax liabilities.................. $(42,026) $(14,253) $(13,362)
                                                  ========  ========  ========

  A reconciliation of income tax expense at the statutory rate to income tax expense included in the combined statements of income follows:

                                                         1997     1996    1995
                                                        -------  ------  ------
                                                          (IN THOUSANDS OF
                                                              DOLLARS)
   Federal income tax rate.............................      35%     35%     35%
                                                        =======  ======  ======
   Federal taxes at statutory rate..................... $21,037  $  892  $4,508
   State income taxes, net of Federal tax benefit......   3,158     203     753
   Minority interest...................................   1,358     543     716
   Tax credits.........................................     --      --      (15)
   Other...............................................  (1,636)   (201)     93
                                                        -------  ------  ------
   Income tax expense.................................. $23,917  $1,437  $6,055
                                                        =======  ======  ======

  Income taxes paid on a combined basis for the years ended May 31, 1997, 1996 and 1995 were $6.5 million, $1.2 million and $1.1 million, respectively.

                                ACCRUED EXPENSES

  Accrued expenses at May 31, 1997 and 1996 were as follows:

                                                                 1997    1996
                                                                ------- -------
                                                                 (IN THOUSANDS
                                                                  OF DOLLARS)
   Payroll..................................................... $13,460 $ 6,878
   Taxes, other than income....................................   1,615     734
   Insurance...................................................   8,439   8,231
   Interest....................................................   1,172     629
   Acquisition related accruals................................   6,251     243
   Other.......................................................   4,742     945
                                                                ------- -------
                                                                $35,679 $17,660
                                                                ======= =======

                      NEW MANORCARE HEALTH SERVICES, INC.

                                LONG-TERM DEBT

Maturities of long-term debt at May 31, 1997 were as follows:

                                                                   (IN THOUSANDS
FISCAL YEAR                                                         OF DOLLARS)
-----------                                                        -------------
1998..............................................................   $  5,821
1999..............................................................      5,523
2000..............................................................      4,593
2001..............................................................      4,076
2002..............................................................      3,870
2003 and thereafter...............................................    162,781
                                                                     --------
                                                                     $186,664
                                                                     ========

  Long-term debt consisting of amounts due to Manor Care for mortgages on assisted living facilities and for amounts drawn on Manor Care's credit facility related to the Vitalink tender offer was $75.6 million and $49.9 million at May 31, 1997 and 1996, respectively. During fiscal year 1997 interest rates on mortgages ranged from 2.475% to 10.75%. The weighted average interest rate in fiscal year 1997 was 6.4%. Interest paid was $1.5 million in fiscal year 1997, $0.1 million in fiscal year 1996 and $0.1 million in fiscal year 1995.

  Mortgages on assisted living facilities are held by Manor Care and will be transferred to ManorCare Health Services on the Distribution Date. Certain covenants in the loan documents will be modified as a result of this transfer. The Company does not expect changes in loan covenants to be significant.

  During fiscal year 1997, Vitalink entered into a $200 million revolving credit facility (the "Credit Facility"), which expires February 12, 2002 with Chase Manhattan Bank. Amounts totaling $97.4 million were drawn under the Credit Facility to redeem $98.2 million of GranCare, Inc.'s ("GranCare") $100.0 million Senior Subordinated Notes (see "Acquisitions and Divestitures"). Borrowings under the Credit Facility are at an interest rate of LIBOR plus 25 basis points. Vitalink is subject to a 0.15% facility fee for the total amount of the Credit Facility payable on a quarterly basis. The weighted average interest rate of the Credit Facility during fiscal year 1997 was 6.05%. The terms of the Credit Facility contain, among other provisions, requirements for maintaining defined levels of net worth, annual capital expenditures, and interest coverage and consolidated leverage ratios. Vitalink was in compliance with the terms of the Credit Facility for the fiscal year ended May 31, 1997. In conjunction with Vitalink's merger with TeamCare, Vitalink assumed $1.8 million of GranCare's 9 3/8% Senior Subordinated Notes due September 15, 2005. The notes require semi-annual interest payments. A $0.6 million premium has been recorded on the Senior Subordinated Notes to reflect the fair market value as of the merger date of February 12, 1997.

                      NEW MANORCARE HEALTH SERVICES, INC.

                                    LEASES

  The Company operates certain property and equipment under leases, some with purchase options that expire at various dates through 2023. The Company is also obligated under several non-cancelable operating leases for office space and equipment. Future minimum lease payments are as follows:

                                                           OPERATING CAPITALIZED
                                                            LEASES     LEASES
                                                           --------- -----------
                                                             (IN THOUSANDS OF
                                                                 DOLLARS)
   1998...................................................  $ 8,335    $1,589
   1999...................................................    6,808       764
   2000...................................................    5,351       515
   2001...................................................    4,355       395
   2002...................................................    2,922        84
   Thereafter.............................................    9,498       --
                                                            -------    ------
   Total minimum lease payments...........................  $37,269    $3,347
                                                            =======
   Less: Amount representing interest.....................                549
                                                                       ------
   Present value of lease payments........................              2,798
   Less: Current portion..................................              1,346
                                                                       ------
   Lease obligations included in long-term debt...........             $1,452
                                                                       ======

  Rental expense under noncancelable operating leases was $8.0 million in 1997, $3.5 million in 1996 and $1.3 million in 1995.

                         ACQUISITIONS AND DIVESTITURES

  On February 12, 1997, Vitalink completed a merger with TeamCare, the pharmacy subsidiary of GranCare. Vitalink issued 11.4 million shares in exchange for all of the outstanding shares of GranCare. In addition, Vitalink funded the redemption of $98.2 million of GranCare's 9 3/8% Senior Subordinated Notes and assumed approximately $10.0 million of additional GranCare indebtedness. As a result of the excess of fair value of Vitalink shares over the book value of TeamCare, Vitalink recorded approximately $292.5 million of goodwill. As a result of the merger, the Company's ownership interest in Vitalink decreased to 45%. On May 21, 1997, the Company increased its interest in Vitalink to approximately 51% through the successful completion of its tender offer for 1.5 million shares of Vitalink common stock. As a result of the tender offer, the Company's interest in Vitalink was increased to approximately 51%. The Company's net pretax gain resulting from these transactions was $50.3 million.

  During fiscal year 1997, Vitalink purchased a pharmacy in California which services 5,100 institutional beds for a total of $5.3 million. Through new construction, the Company opened six assisted living facilities.

  During fiscal year 1996, the Company acquired six assisted living facilities with five attached skilled nursing units for $74.3 million, of which $19.0 million was cash and the remainder was assumed liabilities. In October 1995, the Company purchased for $22.9 million approximately 41% of the common stock of IHHI, and invested another $20.0 million for 100% of its outstanding voting convertible preferred stock and for warrants to purchase an additional 6.0 million shares of common stock. As a result of this transaction, the Company currently has effective control of approximately 64% of the voting stock of IHHI. Vitalink purchased a pharmacy servicing 2,200 institutional beds and an infusion therapy business for a total of $6.3 million.

                      NEW MANORCARE HEALTH SERVICES, INC.

  During fiscal year 1995, the Company purchased six assisted living facilities for approximately $30.2 million. Vitalink purchased a pharmacy servicing 1,300 institutional beds for $2.5 million.

  Unless otherwise noted, acquisitions are accounted for as purchases. Acquisition costs in excess of fair market value of the assets acquired are allocated to goodwill.

  The following unaudited pro forma statement of operations information gives effect to the TeamCare merger transactions described above as though they had occurred on June 1, 1995, after giving effect to certain adjustments, including amortization of goodwill, additional depreciation and amortization expense, increased interest expense on debt related to the merger and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the merger occurred at the beginning of the respective years.

  PRO FORMA STATEMENT OF OPERATIONS INFORMATION

                                                         YEAR ENDED MAY 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                                                           (IN THOUSANDS,
                                                       EXCEPT PER SHARE DATA)
   Total net revenues................................. $   663,516 $   495,409
   Income before income taxes.........................      62,083       5,485
   Net income.........................................      33,991      (1,979)
   Net income per share............................... $      0.54 $     (0.03)
                                                       =========== ===========

                        PROVISION FOR ASSET IMPAIRMENT

  The Company periodically reviews the net realizable value of its long-term assets based on certain circumstances, which indicate the carrying amount of an asset may not be recoverable. If the carrying amount exceeds the net realizable value, an impairment loss is recorded in the period the impairment is determined.

  In fiscal year 1996, the Company incurred costs in excess of the original amount expected to be incurred for the development of Arden Courts billing and receivables systems. The Company compared the estimated net realizable value of the systems development costs, based on the fair value of similar assets, to the carrying amounts of these costs. Intensive testing during a six month pilot identified over 100 major system problems, which led to the determination that the newly developed system was not functional and that a major system re-write was needed. Therefore, the Company compared the estimated net realizable value of the systems, based on the fair value of similar assets, to the carrying amount of these costs and determined that the carrying amount was in excess of fair value. As a result, the Company recorded a provision of $1.2 million in fiscal year 1996 related to the impairment of system development costs. The provision for asset impairment in fiscal year 1996 was recorded in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

                         COMMITMENTS AND CONTINGENCIES

  The Company is a defendant in a number of lawsuits arising in the ordinary course of business. In the opinion of management and counsel to the Company, the ultimate outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

  Revenues recorded under Federal and state medical assistance programs are subject to adjustment upon audit by appropriate government agencies (see "Revenue Recognition" footnote disclosure). For fiscal years

                      NEW MANORCARE HEALTH SERVICES, INC.

1997, 1996 and 1995, these revenues amounted to $188.0 million, $108.5 million and $39.9 million, respectively. In the opinion of management, any difference between revenues recorded and final determination will not be significant. The increase in revenues subject to audit adjustment is due, in large part, to acquisitions made by Vitalink and, in FY 1996, to the investment in In Home Health, Inc. The Company does not anticipate a material effect on revenues as a result of the Balanced Budget Act of 1997. However, the regulations pertaining to this Act have neither been proposed nor implemented, and therefore, this preliminary conclusion may change as a result.

  Vitalink has a limited guarantee to Health Retirement Properties Trust ("HRPT") of up to $15.0 million for default mortgage payments of GranCare facility leases assumed in connection with the TeamCare merger. In return, Vitalink is the beneficiary of a $15.0 million line of credit from GranCare in the event that any of the facilities defaults on its mortgage to HRPT.

  Pursuant to the Distribution Agreement, the Company will assume the following environmental liabilities: (i) environmental liabilities arising out of or in connection with the existing assisted living facilities; (ii) environmental liabilities to the extent such liabilities arose by reason of the Company's negligent operation or management of an assisted living facility or skilled nursing facility; (iii) environmental liabilities arising out of or in connection with an assisted living facility after it is acquired by the Company from Manor Care Realty pursuant to the terms of the Development Agreement and (iv) liabilities arising out of or in connection with the handling of biomedical waste at the assisted living facilities or the skilled nursing facilities. The Company currently is not aware of the existence of any such liabilities.

                         TRANSACTIONS WITH MANOR CARE

  The pharmacy and assisted living facilities participate in a cash concentration system with Manor Care and as such maintain no significant cash balances or banking relationships. Substantially all cash received by these operations has been immediately deposited in and combined with Manor Care's corporate funds through its cash management system. Similarly, operating expenses, capital expenditures and other cash requirements of these facilities have been paid by Manor Care and charged to the Company. The net result of all these intercompany transactions with the exception of amounts relating to the acquisition of Company-operated assisted living facilities is reflected in the combined balance sheets as investments and advances from Manor Care. Interest expense on investments and advances from Manor Care for the years ended May 31, 1997, 1996 and 1995 was $11.2 million, $8.4 million and $3.8 million based on annual rates of 11.1%, 9.0%, and 12.3%, respectively. Following the Distribution, the Company will maintain its own cash balances and will implement an internal cash management system.

  Manor Care has historically provided various services to the Company including, among others, cash management, payroll and payables processing, employee benefit plans, legal, accounting, tax, information systems and certain administrative services, as required. Manor Care charges the Company fees for general management, staff support and rental of office space on the basis of such factors as employee time incurred and square footage. This is essentially the same basis Manor Care utilized to charge its other operating entities for such services. General corporate and other expenses of $8.4 million, $11.6 million and $3.0 million, respectively, were charged to the Company's operations for the years ended May 31, 1997, 1996 and 1995. Management believes that the foregoing charges are reasonable allocations of the costs incurred by Manor Care on the Company's behalf. The Company has estimated that after the Distribution annual general corporate and other expenses will increase by approximately $2.5 million.

  For purposes of providing an orderly transition after the Distribution, Manor Care Realty and the Company will enter into various agreements, including, among others, Lease Agreements, Development Agreement,

                      NEW MANORCARE HEALTH SERVICES, INC.

Assisted Living Facility Management Agreement, Tax Sharing Agreement, Tax Administration Agreement, Corporate Services Agreement, Employee Benefits and Other Employment Matters Allocation Agreement and Employee Benefits Administration Agreement. Effective at the Distribution Date, these agreements will provide, among other things, that the Company (i) will perform certain corporate and support services, such as accounting, risk management and computer systems support, (ii) will establish or participate in pension, profit sharing and incentive plans similar to those in place at Manor Care,
(iii) will receive certain miscellaneous administrative services and (iv) will lease skilled nursing facilities from Manor Care Realty. These agreements will extend from the Distribution Date until such time as the Company or Manor Care Realty has arranged to provide such services in-house or through another unrelated provider of such services.

LEASE AGREEMENTS

  On the Distribution Date, Manor Care Realty and the Company will enter into Lease Agreements, pursuant to which Manor Care Realty will lease to ManorCare Health Services all of its skilled nursing facilities. Under each Lease Agreement, ManorCare Health Services' use of the subject facility will be limited to skilled nursing operations.

  Manor Care Realty will be responsible for paying all real property taxes and insurance costs. ManorCare Health Services will be obligated to pay to Manor Care Realty under each Lease Agreement an annual amount equal to the Owner's Priority ("Land Rent"). In addition, each Lease Agreement will provide for ManorCare Health Services to retain a base fee monthly of 6% of Project Revenues (as defined in the Lease Agreement) and an incentive fee of up to 23% of Net Operating Profit (as defined in the Lease Agreement).

  Under each Lease Agreement, Manor Care Realty will have the right to terminate if certain financial results are not achieved or if, due to ManorCare Health Services' fault, the facility is decertified as a skilled nursing facility or is disqualified from participation in Medicare or Medicaid. The Lease Agreements will also provide for termination in the event of additional defaults such as monetary default, breach of covenant and bankruptcy defaults. Manor Care Realty will be obligated to pay to ManorCare Health Services a termination fee in certain situations.

DEVELOPMENT AGREEMENT

  On the Effective Date, Manor Care Realty and ManorCare Health Services will enter into a development agreement (the "Development Agreement") pursuant to which Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services and retain ownership of such facilities until occupancy has stabilized at 75% or more for a period of 5 days. The purchase price for each facility will be at a premium to the total development costs, which will be based upon the time elapsed since the opening of the facility.

ASSISTED LIVING FACILITY MANAGEMENT AGREEMENT

  On the Effective Date, Manor Care Realty and ManorCare Health Services will enter into an assisted living facility management agreement (the "Assisted Living Facility Management Agreement") pursuant to which during the two-year stabilization period under the Development Agreement, ManorCare Health Services will manage the facility for Manor Care Realty. During the management period, ManorCare Health Services will be reimbursed for all operating costs and will receive a fixed monthly fee.

                      NEW MANORCARE HEALTH SERVICES, INC.

7 1/2% SENIOR NOTES

  In connection with the Exchange Offer, the Company will assume $150 million of 7 1/2% Senior Notes due 2006 from Manor Care. These notes will be redeemable at the option of the Company at any time at a price equal to the greater of (a) the principal amount or (b) the sum of the present values of the remaining scheduled payments of principal and interest, discounted with an applicable treasury rate plus 15 basis points, plus accrued interest to the date of redemption.

INTEREST RATE HEDGING

  In conjunction with the June 1996 issuance of $150 million of 7 1/2% Senior Notes, Manor Care entered into a series of interest rate swap and treasury lock agreements having a total notional principal amount of $150 million. Agreements with a total notional principal amount of $100 million were terminated concurrent with the pricing of the notes offering on May 30, 1996 with a $2.7 million cash gain. The remaining agreement, with a total notional principal amount of $50 million, was terminated on October 23, 1996 with a $1.4 million cash gain. The gains on the termination of the agreements were deferred and are being amortized over the life of the 7 1/2% Senior Notes, effectively reducing the related interest expense by 39 basis points.

                  PENSION, PROFIT SHARING AND INCENTIVE PLANS

  Employees of the Company participate in various retirement and profit sharing plans. The retirement savings and investment plan and the non-qualified retirement savings and investment plan are jointly sponsored by the Company and Manor Care and are thus multiple employer plans. The costs of these plans are allocated to the Company based on the size of its payroll relative to the total payroll. Costs allocated to the Company were $1.1 million in 1997, $0.7 million in 1996 and $0.4 million in 1995.

                      FAIR VALUE OF FINANCIAL INSTRUMENTS

  Fair values of long-term debt instruments were determined by discounting future cash flows using the Company's current market rates and do not vary substantially from the amounts recorded on the balance sheet. The balance sheet carrying amounts of cash, cash equivalents, receivables, inventories and other current assets approximate fair value due to the short-term nature of these items.

                      NEW MANORCARE HEALTH SERVICES, INC.

                         BUSINESS SEGMENT INFORMATION

  The Company operates principally in three segments: pharmacy services, assisted living operations and home health services. Intersegment sales for the pharmacy segment consist of sales to assisted living facilities which are subsequently eliminated in consolidation.

  Income (loss) from operations consists of total revenues less total operating, depreciation and amortization, and general corporate and other expenses.

1997                      PHARMACY ASSISTED LIVING  HOME HEALTH ELIMINATIONS  TOTAL
----                      -------- ---------------  ----------- ------------ --------
Revenues to unaffiliated
 parties................  $273,396    $ 73,402       $124,354      $ --      $471,152
Intersegment sales......       642         --             --        (642)         --
Income (loss) from oper-
 ations.................    33,109      (1,237)        (3,002)       --        28,870
Identifiable assets.....   515,752     211,218         60,407        --       787,377
Depreciation and amorti-
 zation.................     9,527       7,548          3,060        --        20,135
Capital expenditures....     4,648      35,284             42        --        39,974
1996
----
Revenues to unaffiliated
 parties................  $140,748    $ 48,146       $ 74,153      $ --      $263,047
Intersegment sales......       367         --             --        (367)         --
Income (loss) from oper-
 ations.................    22,301      (5,998)(a)     (2,644)       --        13,659
Identifiable assets.....    79,013     183,269         72,598        --       334,880
Depreciation and amorti-
 zation.................     4,363       5,472          1,748        --        11,583
Capital expenditures....     3,537      27,902            562        --        32,001
1995
----
Revenues to unaffiliated
 parties................  $112,179    $ 13,808       $    --       $ --      $125,987
Intersegment sales......        78         --             --         (78)         --
Income (loss) from oper-
 ations.................    18,726        (797)           --         --        17,929
Identifiable assets.....    63,825      70,677            --         --       134,502
Depreciation and amorti-
 zation.................     3,753       2,337            --         --         6,090
Capital expenditures....     2,163      22,857            --         --        25,020

--------
(a) Includes a provision for asset impairment of $1.2 million.

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                       DESCRIPTION
 -------                                      -----------
   2.1   Form of Distribution Agreement, dated as of     , 1998, between Manor Care, Inc.
         ("Manor Care") and the Registrant.*
   3.1   Restated Certificate of Incorporation of the Registrant.*
   3.2   Amended Bylaws of the Registrant.*
   8.1   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP re: Tax Matters.*
  10.1   Form of Tax Sharing Agreement, dated as of     , 1998, between Manor Care and the
         Registrant.*
  10.2   Form of Tax Administration Agreement, dated as of     , 1998, between Manor Care and
         the Registrant.*
  10.3   Form of Corporate Services Agreement, dated as of     , 1998, between Manor Care
         Realty and the Registrant.*
  10.4   Credit Agreement, dated as of     , 1998, among the Registrant, Manor Care, The
         Chase Manhattan Bank and Chase Securities Inc.*
  10.5   Commitment Letter, dated    , 1998, among the Registrant, Manor Care, The Chase
         Manhattan Bank and Chase Securities, Inc.*
  10.6   Form of Assisted Living Facility Management Agreement, dated as of     , 1998,
         between the Registrant and Manor Care.*
  10.7   Form of Master Development Agreement, dated as of     , 1998, between the Registrant
         and Manor Care.*
  10.8   Form of Lease Agreement, dated as of    , 1998, between Manor Care, and the
         Registrant.*
  10.9   Form of Non-Competition Agreement, dated as of     , 1998, between the Registrant
         and Manor Care.*
  10.10  Form of Employee Benefits and Other Employment Matters Allocation Agreement, dated
         as of     , 1998, between the Registrant and Manor Care.*
  10.11  Form of Employee Benefits Administration Agreement, dated as of     , 1998, between
         the Registrant and Manor Care Realty.*
  10.12  Form of Office Lease Agreement, dated as of     , 1998, between the Registrant and
         Manor Care.*
  10.13  Form of Trademark Agreement, dated as of     , 1998, between the Registrant and
         Manor Care.*
  10.14  Form of Cash Management Agreement, dated as of     , 1998, between the Registrant
         and Manor Care.*
  10.15  Form of Risk Management Consulting Services Agreement, dated as of     , 1998,
         between the Registrant and Manor Care Realty.*
  10.16  Form of New ManorCare Health Services, Inc. Non-Employee Director Stock Compensation
         Plan.*
  10.17  Form of New ManorCare Health Services, Inc. Long-term Incentive Plan.*
  10.18  Form of New ManorCare Health Services, Inc. Supplemental Executive Retirement Plan.*
  10.19  Form of New ManorCare Health Services, Inc. Non-Employee Director Stock Option and
         Deferred Compensation Stock Purchase Plan.*
  10.20  Form of Employment Agreement, dated as of     , 1998, between Stewart Bainum, Jr.
         and the Registrant.*
  10.21  Form of Employment Agreement, dated as of      , 1998, between Scott J. Van Hove and
         the Registrant.*
  10.22  Form of License Agreement, dated    , 1998, between Manor Care Realty and the
         Registrant.*
  10.23  Form of  % Senior Note due 2008 of Manor Care Realty (Realty Note).*
  10.24  Form of Vehicle Lease Agreement, dated    , 1998, between Manor Care and the
         Registrant.*
  10.25  Form of Design Services Agreement, dated    , 1998, between Manor Care and the Reg-
         istrant.*
  21.1   Subsidiaries of the Registrant.*
  23.01  Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).*
  27.01  Financial Data Schedule.
  99.01  Schedule II--Valuation and Qualifying Accounts.**

--------

* To be filed by amendment.

**  Previously filed.